Filed Pursuant to Rule 424(b)(4)
Registration No. 333-197001

PROSPECTUS
7,142,857 Shares
El Pollo Loco Holdings, Inc.
Common Stock
We are offering shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. Our initial public offering price is $15.00 per share. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “LOCO.”
Investing in our common stock involves a high degree of risk. Please read the ‘‘Risk Factors’’ section beginning on page 15 of this prospectus.
We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
PER SHARE
TOTAL
Public offering price $15.00 $107,142,855.00
Underwriting discounts and commissions * $1.05 $7,499,999.85
Proceeds to us before expenses $13.95 $99,642,855.15
* We refer you to the “Underwriting” section beginning on page 107 of this prospectus for additional information regarding underwriting compensation.
Delivery of the shares of common stock is expected to be made on or about July 30, 2014. We have granted the underwriters an option for a period of 30 days to purchase 1,071,429 additional shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $8,625,000.30, and the total proceeds to us, before expenses, will be $114,589,289.70.
Jefferies
Morgan Stanley
Baird
William Blair
Stifel
Prospectus dated July 24, 2014

IT ALL STARTS WITH

the chicken

Fresh Ingredients • Hacienda Design

El Pollo Loco

Fresh Ingredients

Hacienda Design

Mexican-Inspired Menu

FIRE-GRILLED CHICKEN

BURRITOS & TACOS

SOUPS & SALADS

QUESADILLAS & BOWLS

CRAZY you can TASTE

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to give you any other information, and we and the underwriters take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Through and including August 18, 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this prospectus, including industry data derived from information provided by Technomic, Inc. (“Technomic”), has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

BASIS OF PRESENTATION

In this prospectus, unless the context otherwise requires:

•	“we,” “us,” “our,” the “Company” or “Holdings” refers collectively to El Pollo Loco Holdings, Inc., a Delaware corporation, incorporated in 2005, the issuer of the common stock in this offering, and its subsidiaries;

•	“Intermediate” refers to our direct, wholly owned subsidiary, EPL Intermediate, Inc.;

•	“EPL” or “El Pollo Loco” refers to El Pollo Loco, Inc., which does not have any subsidiaries and is Intermediate’s sole subsidiary;

•	“Trimaran” refers to Trimaran Capital Partners, its predecessors and, where applicable, certain funds managed by Trimaran;

•	“Freeman Spogli” refers to Freeman Spogli & Co. and, where applicable, certain funds managed by Freeman Spogli;

•	“LLC” refers to Trimaran Pollo Partners, L.L.C., an affiliate of Trimaran and Freeman Spogli and our majority stockholder;

•	“our restaurant system” refers to both company-operated and franchised restaurants, and the number of restaurants presented in our restaurant system, unless otherwise indicated, is as of March 26, 2014;

•	“our restaurants” or results or statistics attributable to one or more restaurants without expressly identifying them as company-operated, franchised or the entire restaurant system, refers to our company-operated restaurants only;

•	“system-wide sales” refers to restaurant-level sales for company-operated restaurants plus sales reported to us by our franchisees; and

•	“El Pollo Loco” is Spanish for “The Crazy Chicken.”

We use a 52- or 53-week fiscal year ending on the last Wednesday of each calendar year. Fiscal 2011, fiscal 2012 and fiscal 2013 ended on December 28, 2011, December 26, 2012 and December 25, 2013, respectively.

In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2011, fiscal 2012 and fiscal 2013 were 52-week fiscal years. Fiscal 2014 is a 53-week fiscal year.

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A restaurant enters our comparable restaurant base the first full week after its 15-month anniversary.

System-wide comparable restaurant sales include restaurant sales at all comparable company-operated restaurants and at all comparable franchised restaurants, as reported by franchisees. While we do not record franchised restaurant sales as revenue, our royalty revenue is calculated based on a percentage of franchised restaurant sales.

We measure company-operated average unit volumes (“AUVs”) on both a weekly and an annual basis. Weekly AUVs consist of comparable restaurant sales over a seven day period from Thursday to Wednesday. Annual AUVs are calculated using the following methodology: First, we divide our total net sales for all company-operated restaurants for the fiscal year by the total number of restaurant operating weeks during the same period. Second, we annualize that average weekly per-restaurant sales figure by multiplying it by 52. An operating week is defined as a restaurant open for business over a seven day period from Thursday to Wednesday. This measurement allows management to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base.

Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, United States generally accepted accounting principles (“GAAP”). Restaurant contribution is defined as company-operated restaurant revenue less company restaurant expenses. Restaurant contribution margin is defined as restaurant contribution as a percentage of net company-operated restaurant revenue. Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to those reported by other companies. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Management believes that restaurant contribution and restaurant contribution margin are important tools for investors because they are widely-used metrics within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution and restaurant contribution margin as key metrics to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of restaurant contribution and restaurant contribution margin and other key performance indicators.

The restaurant industry is divided into two segments: full service and limited service. Full service is comprised of the casual dining, mid-scale and fine dining sub-segments. Limited service is comprised of the quick-service restaurant (“QSR”) and fast casual sub-segments. “QSRs” are defined by Technomic as traditional “fast-food” restaurants with average check sizes of $3.00 - $8.00. “Fast casual” is defined by Technomic as a limited or self-service format with average check sizes of $8.00 - $12.00 that offers food prepared to order within a generally more upscale and developed establishment. We refer to ourselves as “QSR+” because we believe that we offer the food and dining experience of a fast-casual restaurant and also offer the speed, value and convenience of a QSR.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Unless otherwise indicated, the information presented in this prospectus assumes (i) an initial public offering price of $15.00 per share of common stock and (ii) that the underwriters will not exercise their option to purchase additional shares.

Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars.

Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflect the consolidated business and operations of Holdings and its subsidiaries.

Unless otherwise indicated, the information presented in this prospectus gives effect to an 8.56381-for-1 common stock split effected on July 14, 2014.

TRADEMARKS AND COPYRIGHTS

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our common stock.

Our Company

It All Starts with Our Chicken

El Pollo Loco is a differentiated and growing restaurant concept that specializes in fire-grilling citrus-marinated chicken in front of our customers. We operate within the fastest growing segment of the restaurant industry, the limited service restaurant (“LSR”) segment. We believe we offer the quality of food typical of fast casual restaurants while providing the speed, convenience and value typical of traditional QSRs, a combination which we call “QSR+” and which provides a value-oriented fast casual dining experience. Our distinctive menu features our signature product—citrus-marinated fire-grilled chicken—and a variety of Mexican-inspired entrees that we create from our chicken. Every day in every restaurant’s kitchen we marinate and fire-grill our chicken over open flames, hand-slice whole tomatoes, avocados, serrano peppers and cilantro to make our salsas, guacamole and cilantro dressings from scratch. The open design of our kitchens reveals our Mexican-inspired cooking process and allows our customers to watch our Grill Masters and team members fire-grill and hand-cut our signature chicken, as well as make burritos, salads, tostadas, bowls, stuffed quesadillas and chicken entrees.

We offer our customers healthier alternatives to traditional food on the go, served by our engaging team members in a colorful, bright and contemporary restaurant environment. We serve individual and family-sized chicken meals, a variety of Mexican-inspired entrees, sides, and, throughout the year, on a limited-time basis, alternative proteins like shrimp, carnitas and beef. Our entrees include favorites such as our Poblano Burrito, Under 500 Calorie Mango Grilled Tostada, Ultimate Pollo Bowl, Grand Baja Shrimp Tacos and Chicken, Bacon and Guacamole Stuffed Quesadilla. Our freshly-prepared salsas and dressings are prepared daily allowing our customers to create their favorite flavor profiles to enhance their culinary experience. Our distinctive menu with healthier alternatives appeals to consumers across a wide variety of socio-economic backgrounds and drives our balanced composition of sales throughout the day (our “day-part mix”), including at lunch and dinner.

El Pollo Loco is Spanish for “The Crazy Chicken.” We opened our first location on Alvarado Street in Los Angeles, California in 1980, and have grown our restaurant system to 401 restaurants, comprised of 168 company-operated and 233 franchised restaurants as of March 26, 2014. Our restaurants are located in California, Arizona, Nevada, Texas and Utah. Our typical restaurant is a free-standing building with drive-thru service that ranges in size from 2,400 to 3,000 square feet with seating for approximately 70 people. Our restaurants generated company-operated restaurant revenue of $294.3 million and $76.2 million and system-wide sales of $657.6 million and $172.0 million, for the year ended December 25, 2013 and the thirteen weeks ended March 26, 2014, respectively.

We believe the quality of our food and dining experience and the affordable prices we offer our customers drive our operating results, as illustrated by the following:

•	we achieved positive comparable restaurant sales growth in 11 consecutive quarters through our fiscal quarter ended March 26, 2014;

•	our annual AUVs grew from $1.5 million in 2011 to $1.8 million in 2013;

•	from 2011 to 2013, we increased our restaurant contribution margin for our company-operated restaurants by 230 basis points to 21.0% and from March 27, 2013 to March 26, 2014, we increased our restaurant contribution margin for our company-operated restaurants by 160 basis points to 22.1%; and

•	from 2011 to 2013, we increased our total revenue by 15.2% to $314.7 million, increased our Adjusted EBITDA (as defined under “—Summary Consolidated Financial and Other Data” below) by 39.2% to $55.0 million, and decreased our net loss from $32.5 million to $16.9 million. Included in our net loss figures for 2011 and 2013 were expenses for early extinguishment of debt totaling $20.2 million and $21.5 million, respectively.

System-Wide Comparable Restaurant Sales Growth

11 Consecutive Quarters of Growth

Our Industry

According to Technomic, 2013 total sales increased 3.8% to $193.3 billion for restaurants in the Technomic Top 500 categorized as LSRs—establishments where customers generally pay up-front for selected food items that generally cost between $3.00 and $12.00 and are later consumed on-premises, taken-out, or delivered. In 2013, the Mexican and chicken menu categories for LSRs in the Technomic Top 500 grew 6.8% and 4.6%, respectively, outpacing the broader LSR category. We operate within the broader LSR segment, and we believe that we offer the food and dining experience of a fast-casual restaurant and the speed, value and convenience of a QSR. We believe our value-oriented fast casual positioning best aligns with the overall growth characteristics of the fast-casual restaurants because we believe we offer the method of preparation, quality of food and dining experience typical of fast casual restaurants. According to Technomic, the fast casual sub-segment grew 11% in 2013, to $27.1 billion in total sales. Technomic projects the total fast-casual sub-segment to grow to $50 billion by 2017. We believe our differentiated menu, colorful, bright and contemporary restaurant environments and convenient locations position us to compete successfully against other fast-casual and QSR concepts, providing us with a large addressable market.

We believe we are also well positioned to benefit from a number of culinary and demographic trends in the United States. We expect that the trend towards healthier eating will attract and increase consumer demand for fresh and hand-prepared dishes, leading to a positive impact on our sales. Furthermore, as indicated by recent high growth in the Mexican restaurant segment, we expect to benefit from increased acceptance of Mexican food in the United States in the general market. Finally, we also anticipate benefits from the continued growth of the Hispanic population in the United States, which, according to the U.S. Census Bureau, has grown from 50.5 million people in 2009 to 53.0 million people in 2012, and is projected to reach 78.7 million in 2030. The growth of the Hispanic population is expected to outpace overall population growth, and the Hispanic population as a percentage of the total U.S. population is expected to increase from 16.3% in 2011 to 21.9% by 2030.

Our Competitive Strengths

Putting the “Loco” in El Pollo Loco

We believe the following strengths differentiate us from our competitors and serve as the foundation for our continued growth:

“Loco-ly” Differentiated Restaurant Concept with Broad Appeal.  We believe our food, served in colorful, bright and contemporary restaurant environments at reasonable prices, positions us well to satisfy the needs of a large segment of time-pressured mainstream food enthusiasts who seek real food, real fast and at reasonable prices. We provide our customers with the opportunity to enjoy citrus-marinated fire-grilled chicken and Mexican-inspired entrees containing distinctive ingredients such as avocados, mangos and Serrano peppers at price points that appeal to a broad consumer base. Our per-person spend of approximately $5.83 for the year ended December 25, 2013, is competitive not only within the fast-casual segment, but also within the QSR segment. We prepare our entrees to order in approximately four minutes and allow our customers the option to create their favorite flavor profiles using our freshly-prepared salsas before they enjoy their meal in one of our dining rooms or take their meals to go from the counter or the drive-thru. We also believe that our concept, which integrates the complexity of creating real food in real kitchens with the speed of our service model and the skill of our trained and certified Grill Masters, provides a layer of competitive insulation around our restaurant model. We refer to “real food” herein as food that is minimally processed and maintains its integrity, such as our salsas that are prepared with fresh whole tomatoes, peppers and cilantro. We refer to “real kitchens” herein as kitchens that generally prepare food from scratch and cook raw ingredients into meals, as opposed to re-heating pre-processed food. Based on an external research report and a customer satisfaction survey, we believe our positioning appeals to a broad customer base, and that our brand crosses over traditional age, ethnic and income demographics; giving today’s consumers the best of both the fast casual dining and QSR segments. Our differentiated QSR+ positioning sources traffic from both dining segments and as a result continues to fuel our organic transaction growth.

Mexican-Inspired, Fresh-Made “Crazy You Can Taste” Fire-Grilled Chicken and Entrees.  Our signature product is our chicken marinated with a proprietary recipe of citrus, garlic and spices, which serves as the foundation of our distinctive menu of flavorful bone-in chicken meals and Mexican-inspired entrees. With menu items such as our Chicken Avocado Burrito, Chicken Tostada Salad, Pollo Bowl and Chicken Avocado Stuffed Quesadilla, we believe we offer our customers a healthier alternative to traditional food on-the-go. Our entrees are prepared using fresh ingredients in recipes inspired by Mexican cuisine. The majority of our menu items are made from scratch, including our bone-in chicken and chicken breasts, rice, salsas, guacamole and cilantro dressing, meaning that we make them without pre-prepared ingredients. These items start with our chicken, which is marinated in our restaurants daily. From there, our Grill Masters fire-grill and hand-chop our chicken, forming the foundation of our entrees. To complement our entrees, our team members slice whole tomatoes, avocados, serrano peppers and cilantro to create our salsas, guacamole and cilantro dressings. In addition, our rice is sautéed, seasoned and simmered in our restaurants daily. Our salsas and dressings complement our recipes and allow our customers to enhance their culinary experience with customized flavor profiles.

Our strategic approach to menu design has resulted in a balanced menu with broad appeal, as demonstrated by our balanced day-part mix. Our bone-in chicken meals and Mexican-inspired entrees accounted for 47% and 53% of our company-operated restaurant sales, respectively, for the year ended December 25, 2013. Our individual and family-sized chicken meals appeal to customers looking to dine at the restaurant or take out during dinner time, while our more-portable Mexican-inspired entrees draw traffic from customers at lunch time or for an afternoon snack, enabling us to generate sales almost equally between lunch and dinner. We believe our family-sized chicken meals provide a healthier and convenient alternative for mothers and families looking to solve the “dinnertime dilemma” of providing their families with high-quality meals without investing significant time or money. For the year ended December 25, 2013 approximately 28% of our company-operated sales were generated from family-sized meals.

Inviting Experience That Welcomes Our Customers.  We believe our new Hacienda restaurant design creates an inviting restaurant environment. The exteriors of our restaurants feature a signature grill architectural element that reinforces our core brand, and our interiors feature large, open kitchens that allow customers to watch our

Grill Masters prepare our fire-grilled chicken. Our restaurants also feature complimentary self-serve salsa bars that are located at the front of our restaurants for added convenience. The salsa bar invites customers to customize their meals with several salsas prepared fresh every day. Our colorful and contemporary dining rooms include both comfortable booths and chairs, while large windows and soft lighting fill our restaurants with light and warmth. Our customers are responding positively to our new Hacienda design, as comparable restaurant sales have increased on average an additional 3% at remodeled locations. We expect to have remodeled over 50% of our restaurant system by the end of 2014 and to have completed the remodeling program by 2018.

We believe the atmosphere and quality of service we provide our customers encourages repeat visits and brand advocacy and drives increased sales. Our team members are trained to engage with our customers in a genuine way to provide a personalized experience and strive to make each experience in our restaurant better than the last.

Well-Developed Operations Infrastructure that Allows for Real-time Control, Fast Feedback and Innovation.  We believe satisfying our customers’ dining needs is the foundation of our business and we have a well-developed operations platform that allows us to measure our performance in meeting and exceeding those needs. We utilize a state-of-the-art operations dashboard that aggregates real-time, restaurant level information from nearly every aspect of our business. The dashboard provides corporate and field management, as well as restaurant-level operators, insight into how we are performing both from the customer’s perspective but also through the eyes of experienced internal auditors. To put the metrics into perspective, we are able to measure current performance against benchmarks derived from a broad selection of fast casual and QSR brands. At the restaurant level, we use sophisticated technology to constantly monitor key operational data regarding sales performance, speed of service metrics, and food and labor cost controls. The intelligence provided by our operations infrastructure allows both our company-operated and our franchised restaurant managers to make rapid and objective decisions to maintain our standards for food and service.

Developing High AUVs and Strong Unit Economics One Chicken at a Time.  We believe our differentiated QSR+ positioning drives restaurant operating results that are competitive with other leading restaurant concepts in both the fast-casual and QSR industry segments. We believe our restaurant model is designed to generate strong cash flow, consistent restaurant-level financial results and high returns on invested capital. For the year ended December 25, 2013, our company-operated restaurants generated an average annual sales per restaurant of approximately $1.8 million and restaurant level contribution margins of 21.0%.

Experienced Leadership.  Our senior management team has extensive operating experience, with an average of over 20 years of experience each in the restaurant industry. We are led by our Chief Executive Officer, Steve Sather, who joined us in 2006. Since naming Steve our CEO in January 2011, we have further enhanced our senior leadership team by adding Larry Roberts as our Chief Financial Officer, Ed Valle as our Chief Marketing Officer and Kay Bogeajis as our Chief Operating Officer. Under Steve’s direction, the team has added new layers of revenue through menu innovation, as well as redefined our marketing strategy and enhanced the customer experience. These initiatives have resulted in comparable restaurant sales growth that has outperformed both the QSR and the fast casual segments in each of the past 11 quarters. We believe our senior management team is a key driver of our success and has positioned us well for long-term growth.

Our Growth Strategy

This Bird is “En Fuego”

We believe we are well-positioned to take advantage of significant growth opportunities because of our differentiated QSR+ positioning, signature fire-grilled chicken, disciplined business model and strong unit economics. We plan to continue to expand our business and drive restaurant sales growth, improve margins and enhance our competitive positioning by executing on the following strategies:

Expand Our Restaurant Base.  We believe we are in the early stages of our growth story with 401 current locations in five states, as of March 26, 2014, and estimate, based on internal analysis and a study prepared by Buxton Co., a long-term total restaurant potential in the United States of approximately 2,300 locations. For the year ended December 25, 2013, we opened two new company-operated and five new franchised restaurants, and in 2014 we intend to open eight to 10 new company-operated and four to six new franchise restaurants across California, Nevada and Texas. Over the long term, we plan to grow the number of El Pollo Loco restaurants by 8% to 10% annually. There is no guarantee that we will be able to increase the number of our restaurants. We may be unsuccessful in expanding within our existing or into new markets for a variety of reasons described herein under “Risk Factors” below, including competition for customers, sites, franchisees, employees, licenses and financing.

We believe our restaurant model is designed to generate strong cash flow, attractive restaurant-level financial results and high returns on invested capital. Our current new restaurant investment model targets an average total cash investment of $1,360,000, net of tenant allowances, an AUV of approximately $1.8 million and a cash-on-cash return in excess of 25% in a restaurant’s third full year of operations, although there is no guarantee that these targets will be met. We closed six restaurants in 2011, did not close any in 2012, and closed three in 2013. We did not open any new restaurants in 2011, but opened four in 2012 and two in 2013. For the year ended December 25, 2013, these new restaurants had weekly AUVs averaging $33,900 and annualized cash-on-cash returns of over 25%. For the period from December 26, 2013, through March 26, 2014, these new restaurants had weekly AUVs averaging $34,900 and annualized cash-on-cash returns of 35%. While most of our growth in 2014 will be derived from the expansion of our company-operated restaurant base, we will continue to strategically develop our franchisee relationships and grow our franchised portfolio within existing and new markets. We view our franchise program as an important tool for expanding the brand that allows us to increase our restaurant penetration.

In our existing markets, where we believe we possess strong brand awareness and a loyal following, we have identified over 325 potential new trade areas for restaurant development. As we continue to increase and strengthen our position in our core markets, we also intend to expand our presence into key, contiguous new markets. We believe a contiguous market expansion strategy will provide us with an attractive opportunity to leverage our brand awareness and infrastructure while increasing our geographic presence. After thoroughly researching potential new markets in the Southwest region, we have selected Houston, Texas as our next new market. In Houston, we have identified an initial 80 trade areas for potential restaurant development by us or our franchisees over the next several years, and we believe there are additional development opportunities beyond this. We expect to open our first location in Houston in 2014.

Increase Our Comparable Restaurant Sales.  Our system has experienced 11 straight quarters of comparable restaurant sales growth through our fiscal quarter ended March 26, 2014. We aim to build on this momentum by increasing customer frequency, attracting new customers and improving per person spend. Furthermore, we are well positioned to benefit from shifting culinary and demographic trends in the United States.

Menu Strategy and Evolution.  We will continue to adapt our menu to create entrees that complement our signature fire-grilled chicken and that reinforce our differentiated QSR+ positioning. We believe we have opportunities for menu innovation as we look to provide customers more choices through customization and limited time alternative proteins, such as carne asada. In addition, we will continue to tap in to the need for healthier offerings by building on the success of our recently launched “Under 500 Calorie” menu and other “better for you” products. Our marketing and operations teams collaborate to ensure that the items developed in our test kitchen can be executed to our high standards in our restaurants with the speed and value that our customers have come to expect.

Increase Brand Awareness and Consumer Engagement.  We engage consumers through our 10-module product calendar which features seasonal favorites from our “Under 500 Calorie” low calorie menu for New Year’s resolutions to Signature Salads in Spring, and carnitas for the winter holiday season. Our key points of differentiation are communicated through our new advertising campaign “Crazy You Can Taste,” which highlights the lengths we go through to deliver real food throughout the year. We tailor our message from television and direct mail, which garners broad exposure, to our cost effective e-mail marketing program My Loco Rewards and social media platform where we engage in one-on-one conversation to solicit new ideas and deepen the relationship between our customers and our brand. Within our restaurants we continue to engage our customers at various points along their path to purchase to further drive our differentiation.

We believe our messaging and communication channels work synergistically and have resulted in a 7% increase in new and lapsed users from 2012 to 2014. These new and lapsed users now account for approximately 15% of total visits.

Hacienda Remodel Program.  In 2011, we launched our new Hacienda remodeling program, which has resulted on average in an additional 3% comparable restaurant sales for remodeled restaurants. The redesigned Hacienda restaurants highlight our roots, while offering a more modern feel and upscale dining experience. We and our franchisees have remodeled 152 restaurants as of March 26, 2014. We expect to have remodeled over 50% of our restaurant system by the end of 2014 and to have completed the remodeling program by 2018.

Enhance Restaurant Operations and Leverage Our Infrastructure.  Since 2011, we have increased our restaurant contribution margin by 340 basis points, to 22.1%. We believe we can further improve our margins by maintaining fiscal discipline, increasing fixed-cost leverage and enhancing our purchasing efforts. We currently have an infrastructure that allows us and our franchisee partners to grow and manage the productivity of each restaurant on a real-time basis. Additionally, we believe, as our restaurant base matures and AUVs increase, we will be able to leverage corporate costs and improve margins, as general and administrative expenses grow at a slower rate than our revenues.

Recent Developments

Preliminary Financial Information for the Quarter Ending June 25, 2014

We are currently finalizing our unaudited interim financial statements at and for the thirteen weeks ended June 25, 2014, including our results of operations for that period. While financial statements as of and for such period are not available, based on the information currently available to management, we preliminarily estimate that for the thirteen weeks ended June 25, 2014, total revenue was between $86.4 million and $86.9 million compared with $81.7 million for the thirteen weeks ended June 26, 2013; income from operations was between $12.4 million and $12.9 million compared with $12.2 million for the thirteen weeks ended June 26, 2013; and comparable restaurant sales growth was between 4.9% and 5.0% compared with 6.9% for the thirteen weeks ended June 26, 2013.

Our estimated increase in total revenue for the thirteen weeks ended June 25, 2014, as compared to the thirteen weeks ended June 26, 2013, was due primarily to an increase in company-operated comparable restaurant sales, split fairly evenly between growth in average check size and growth in transaction volumes. Total revenue was also favorably impacted by higher franchise revenue, due primarily to higher franchised comparable restaurant sales, as well as to additional sales from two new restaurants that opened in the third quarter of 2013 and from one new restaurant that opened in the second quarter of 2014.

Our estimated increase in income from operations was due primarily to increases in company-operated restaurant revenue and in franchise revenue, which were partially offset by a one-time charge of $0.3 million related to the cancellation of a franchise agreement.

The preliminary financial information above is unaudited and there can be no assurance that it will not vary from our actual financial results as of and for the thirteen weeks ended June 25, 2014. The preliminary financial information above reflects estimates based only on preliminary information available to us as of the date of this prospectus, has not been subject to our normal quarterly closing procedures and adjustments, which may be material, and is not a comprehensive statement of our financial results for the thirteen weeks ended June 25, 2014. Accordingly, you should not place undue reliance on these preliminary estimates. The preliminary financial information should not be viewed as a substitute for full interim financial statements prepared in accordance with accounting principles generally accepted in the United States of America. The estimates above are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The preliminary financial information above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information and does not express an opinion or any other form of assurance with respect thereto.

Texas Franchisee Transaction

On July 8, 2014, we agreed to sell six Company-operated restaurants located in the greater San Antonio area to AA Pollo, Inc., a Texas corporation (“AA Pollo”). The sale is expected to close on September 4, 2014. In connection with this sale, AA Pollo has entered into an exclusive development agreement with us to develop and open eight El Pollo Loco restaurants in the greater San Antonio area. We are also in discussions with AA Pollo regarding additional development opportunities.

Corporate and Other Information

Our executive offices are located at 3535 Harbor Blvd., Suite 100, Costa Mesa, California 92626 and our telephone number is (714) 599-5000. Our internet website address is www.elpolloloco.com. Information on, or accessible through, our website is not part of or incorporated into this prospectus or the registration statement to which it forms a part.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

•	we may present only two years of audited financial statements and only two years of related disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our organizational structure upon completion of this offering(1):

(1)	Does not include any outstanding stock options or shares reserved for issuance under our equity incentive plans.

Our Sponsors

Trimaran is a private asset management firm, headquartered in New York. Since 1995, Trimaran has completed over 60 private equity investments totaling over $1.3 billion of equity capital, including investments in the manufacturing, health care, restaurant, retail, education, media, financial services and utilities sectors. Following the completion of this offering, Trimaran will beneficially own, through LLC, approximately 46.0% of our outstanding common stock, or 44.6% if the underwriters fully exercise their option to purchase additional shares.

Freeman Spogli is a private equity firm dedicated exclusively to investing and partnering with management in consumer-related and distribution companies in the United States. Since its founding in 1983, Freeman Spogli has invested $3.3 billion of equity in 50 portfolio companies with aggregate transaction values of $20 billion. Following the completion of this offering, Freeman Spogli will beneficially own, through LLC, approximately 26.3% of our outstanding common stock, or 25.6% if the underwriters fully exercise their option to purchase additional shares.

Trimaran and Freeman Spogli engage in a range of investing activities, including investments in restaurants and other consumer-related companies in particular. In the ordinary course of their business activities, Trimaran and Freeman Spogli may engage in activities where their interests conflict with our interests or those of our stockholders. See “Risk Factors—The interests of Trimaran and Freeman Spogli may conflict with ours or yours in the future.”

In connection with this offering, we will enter into an income tax receivable agreement with our existing stockholders. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement, we expect that future payments under the income tax receivable agreement will total between approximately $39.0 million and $41.0 million.

THE OFFERING

Issuer	El Pollo Loco Holdings, Inc.

Shares of common stock we are offering	7,142,857 shares (or 8,214,286 shares if the underwriters exercise their option to purchase additional shares in full)

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to 1,071,429 additional shares of common stock.

Shares of common stock to be issued and outstanding after this offering	35,858,407 shares (or 36,929,836 shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds to us from the sale of shares in this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $97.8 million. We intend to use the net proceeds from this offering to repay our existing Second Lien Term Loan Facility. See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements and restrictions imposed by our senior secured credit facilities. See “Dividend Policy” and “Risk Factors—We do not anticipate paying any dividends on our common stock in the foreseeable future.”

Risk factors	Investment in our common stock involves substantial risks. Please read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before deciding to invest in our common stock.

NASDAQ symbol	“LOCO”

The number of shares of our common stock to be issued and outstanding after the completion of this offering is based on 28,715,550 shares of our common stock issued and outstanding as of July 14, 2014, and excludes additional 1,573,601 shares reserved for issuance under our equity incentive plans.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $15.00 per share;

•	assumes no exercise by the underwriters of their option to purchase additional 1,071,429 shares of our common stock from us; and

•	gives effect to an 8.56381-for-1 common stock split effected on July 14, 2014.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table contains summary historical consolidated historical financial and other data as of and for the fiscal years ended December 25, 2013 and December 26, 2012, derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations and cash flow data set forth below for the year ended December 28, 2011, are derived from audited consolidated financial statements of ours not included in this prospectus. The summary consolidated statements of operations and cash flow data for the thirteen weeks ended March 26, 2014 and March 27, 2013 and the consolidated balance sheet data as of March 26, 2014 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Results from interim periods are not necessarily indicative of results that may be expected for the entire year. The information below is only a summary and should be read in conjunction with the information contained under the headings “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Thirteen Weeks Ended		Fiscal Year Ended(1)
	March 26, 2014	March 27, 2013	2013	2012	2011
	(Amounts in thousands, except per share data)
Statement of Operations Data:
Revenue
Company-operated restaurant revenue	$76,213	$72,069	$294,327	$274,928	$255,361
Franchise revenue	5,214	4,926	20,400	18,682	17,877
Total revenue	81,427	76,995	314,727	293,610	273,238
Cost of operations
Food and paper costs	24,023	22,696	93,589	85,428	78,873
Labor and related expenses	19,313	19,070	75,669	73,406	69,584
Occupancy and other operating expenses	16,044	15,524	63,150	61,636	59,269
Company restaurant expenses	59,380	57,290	232,408	220,470	207,726
General and administrative expenses	6,630	6,193	25,506	24,451	22,828
Franchise expenses	983	969	3,841	3,647	3,862
Depreciation and amortization	2,595	2,404	10,213	9,530	9,615
Loss on disposal of assets	276	190	868	966	197
Asset impairment and close-store reserves	53	65	(101)	1,494	2,014
Total expenses	69,917	67,111	272,735	260,558	246,242
Gain on disposal of restaurant	—	—	400	—	—
Income from operations	11,510	9,884	42,392	33,052	26,996
Interest expense, net	5,623	9,780	36,334	38,890	37,715
Loss on early extinguishment of debt	—	—	21,530	—	20,173
Income (loss) before provision for income taxes	5,887	104	(15,472)	(5,838)	(30,892)
Provision for income taxes	(417)	(164)	(1,401)	(2,027)	(1,579)
Net income (loss)	$5,470	$(60)	$(16,873)	$(7,865)	$(32,471)
Per Share Data:
Net income (loss) per share
Basic	$0.19	$(0.00)	$(0.59)	$(0.27)	$(1.35)
Diluted	$0.18	$(0.00)	$(0.59)	$(0.27)	$(1.35)
Weighted average shares used in computing net income (loss) per share
Basic	28,712,622	28,712,622	28,712,622	28,712,194	24,106,380
Diluted	30,246,332	28,712,622	28,712,622	28,712,194	24,106,380
Pro Forma Net Income and Per Share Data:
Pro forma net income	$8,153	$7,083	$7,921
Pro forma net income per share(2)
Basic	$0.23	$0.20	$0.22
Diluted	$0.22	$0.20	$0.21
Weighted average shares used in computing pro forma net income per share(3)
Basic	35,855,479	35,855,479	35,855,479
Diluted	37,389,189	36,249,166	37,343,850
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$7,582	$(3,076)	$19,700	$19,409	$6,454
Net cash used in investing activities	(3,661)	(3,324)	(13,787)	(14,993)	(3,709)
Net cash used in financing activities	(539)	(479)	(10,385)	(1,920)	(6,469)

	As of March 26, 2014
	Actual	Pro Forma As Adjusted(4)
Balance Sheet Data—Consolidated (at period end):
Cash and cash equivalents	$20,397	$16,736
Net property(5)	70,703	70,703
Total assets	420,917	414,506
Total debt(6)	288,796	189,713
Total stockholders’ equity	$54,175	$146,847

	Thirteen Weeks Ended		Fiscal Year Ended(1)
	March 26, 2014	March 27, 2013	2013	2012	2011
	(Dollar amounts in thousands)
Other Operating Data:
Number of restaurants
Company-operated	168	169	168	169	165
Franchised	233	229	233	229	229
System-wide	401	398	401	398	394
Comparable restaurant sales growth(7)
Company-operated	5.4%	6.7%	5.3%	8.6%	1.9%
Franchised	8.3%	10.5%	8.8%	11.0%	0.8%
System-wide	7.2%	8.5%	7.0%	9.9%	1.3%
Company-operated average unit volumes	$1,813	$1,718	$1,757	$1,657	$1,521
Restaurant contribution(8)	$16,833	$14,779	$61,919	$54,458	$47,635
as a percentage of restaurant revenue	22.1%	20.5%	21.0%	19.8%	18.7%
EBITDA(9)	$14,105	$12,288	$31,075	$42,582	$16,438
Adjusted EBITDA(9)	$14,869	$12,887	$55,019	$46,834	$39,536
as a percentage of revenue	18.3%	16.7%	17.5%	16.0%	14.5%
Capital expenditures(10)	$3,661	$3,324	$13,822	$14,993	$3,718

(1)	We use a 52- or 53-week fiscal year ending on the last Wednesday of each calendar year. Fiscal 2013, fiscal 2012 and fiscal 2011 ended on December 25, 2013, December 26, 2012 and December 28, 2011, respectively. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2013, fiscal 2012 and fiscal 2011 were 52-week fiscal years.
(2)	Pro forma per share data give effect to the 2013 Refinancing (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Highlights and Trends—2013 Refinancing”), to this offering and to the use of proceeds from this offering as described in “Use of Proceeds,” based on the initial public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by us, as if each of these events occurred on December 27, 2012. Basic and diluted pro forma net income per share consists of pro forma net income divided by the basic and diluted pro forma weighted average number of shares of common stock outstanding.

Pro forma net income per share reflects: (i) the elimination of fees payable under the management agreement between us and affiliates of our sponsors and (ii) the net decrease in interest expense resulting from our intended repayment of debt under our Second Lien Term Loan Facility as described in “Use of Proceeds.” Interest expense is calculated as though we had engaged in the 2013 Refinancing on December 27, 2012, while also repaying the debt under our Second Lien Term Loan Facility on the same date.

Pro forma net income per share does not reflect (i) the write-off of deferred financing fees and of unamortized discount in the amounts of $2.8 million and $0.9 million, respectively, in connection with the use of the proceeds from this offering or (ii) increased compensation for our board of directors and other costs related to operating as a public company.

For information about our management agreement, see “Certain Relationships and Related Party Transactions—Monitoring and Management Services Agreement.”

The following is a reconciliation of historical net income (loss) to pro forma net income for the thirteen weeks ended March 26, 2014, the thirteen weeks ended March 27, 2013 and fiscal 2013:

	Thirteen Weeks Ended		Fiscal Year Ended
	March 26, 2014	March 27, 2013	2013
	(Amounts in thousands)
Net income (loss) as reported	$5,470	$(60)	$(16,873)
Management fees and expenses	158	155	624
Decrease in interest expense(a)	2,525	6,988	24,170
Pro forma net income	$8,153	$7,083	$7,921
(a)	Reflects the net decrease in interest expense resulting from (i) the 2013 Refinancing and (ii) our intended repayment of debt under our Second Lien Term Loan Facility, both as if transacted on December 27, 2012.

The following is a reconciliation of historical to pro forma interest expense for the thirteen weeks ended March 26, 2014, the thirteen weeks ended March 27, 2013 and fiscal 2013:

	Thirteen Weeks Ended		Fiscal Year Ended
	March 26, 2014	March 27, 2013	2013
	(Amounts in thousands)
Interest expense, net, as reported	$5,623	$9,780	$36,334
Decrease attributable to the 2013 Refinancing(a)	—	4,463	14,132
Decrease attributable to this offering(b)	2,525	2,525	10,038
Pro forma interest expense, net	$3,098	$2,792	$12,164

(a)	Reflects the decrease in interest expense resulting from the 2013 Refinancing, pro-rated for fiscal 2013 from the $17.8 million described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Highlights and Trends—2013 Refinancing” because our historical results of operations include interest savings subsequent to the occurrence of the 2013 Refinancing on October 11, 2013. Because of the 2013 Refinancing (assuming no balances drawn on any revolving credit facility), our average outstanding debt increased from approximately $279 million to approximately $288 million in fiscal 2013 and in the thirteen weeks ended March 26, 2014 and our weighted average interest rate, assuming an average applicable London Interbank Offered Rate (“LIBOR”) in fiscal 2013 and in the thirteen weeks ended March 26, 2014 of less than our interest rate floor of 1%, and including amortized discounts and fees, decreased from 13.9% to 7.4%.
(b)	Reflects the decrease in interest expense resulting from the full repayment of $100 million of debt under our Second Lien Term Loan Facility with the proceeds of this offering, at an assumed average interest rate of 10.1%, which includes amortized discounts and estimated amortized banking fees. See “Use of Proceeds.”

(3)	The following is a reconciliation of historical pro forma weighted average shares used in computing pro forma net income per share for the thirteen weeks ended March 26, 2014, the thirteen weeks ended March 27, 2013 and fiscal 2013:

	Thirteen Weeks Ended		Fiscal Year Ended
	March 26, 2014	March 27, 2013	2013
Weighted average shares used in computing net income per share:
Outstanding shares of common stock	28,712,622	28,712,622	28,712,622
Shares of common stock included in this offering	7,142,857	7,142,857	7,142,857

Shares of common stock following this offering	35,855,479	35,855,479	35,855,479
Dilution related to outstanding stock options	1,533,710	393,687	1,488,371
Total	37,389,189	36,249,166	37,343,850

(4)	Pro forma balance sheet data as of March 26, 2014 give effect to this offering and the use of proceeds therefrom as described in “Use of Proceeds,” as if this offering had been consummated on March 26, 2014, at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by us.

(5)	Net property consists of property owned, net of accumulated depreciation and amortization.

(6)	Total debt consists of borrowings under our First Lien Credit Agreement and Second Lien Credit Agreement (each as defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Other Obligations—Senior Secured Credit Facilities” below and, collectively, our “senior secured credit facilities”) and capital lease obligations.

(7)	Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A restaurant enters our comparable restaurant base the first full week after its 15-month anniversary. System-wide comparable restaurant sales include restaurant sales at all comparable company-operated and at all comparable franchised restaurants, as reported by franchisees. While we do not record franchised restaurant sales as revenue, our royalty revenue is calculated based on a percentage of franchised restaurant sales.

(8)	Restaurant contribution is neither required by, nor presented in accordance with, GAAP, and is defined as company-operated restaurant revenue less company-operated restaurant expenses. Restaurant contribution is a supplemental measure of operating performance of our restaurants and our calculation thereof may not be comparable to that reported by other companies. Restaurant contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes that restaurant contribution is an important tool for investors because it is a widely-used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution as a key metric to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of restaurant contribution and other key performance indicators.

A reconciliation of restaurant contribution to company-operated restaurant revenue is provided below:

	Thirteen Weeks Ended		Fiscal Year Ended
	March 26, 2014	March 27, 2013	2013	2012	2011
	(Amounts in thousands)
Company-operated restaurant revenue	$76,213	$72,069	$294,327	$274,928	$255,361
Company restaurant expenses	(59,380)	(57,290)	(232,408)	(220,470)	(207,726)

Restaurant contribution	$16,833	$14,779	$61,919	$54,458	$47,635

(9)	EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation, amortization and items that we do not consider representative of our ongoing operating performance, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income (loss), operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table sets forth reconciliations of EBITDA and Adjusted EBITDA to our net income (loss):

	Thirteen Weeks Ended		Fiscal Year Ended
	March 26, 2014	March 27, 2013	2013	2012	2011
	(Amounts in thousands)
Net income (loss)	$5,470	$(60)	$(16,873)	$(7,865)	$(32,471)
Non-GAAP adjustments:
Provision for income taxes	417	164	1,401	2,027	1,579
Interest expense, net	5,623	9,780	36,334	38,890	37,715
Depreciation and amortization	2,595	2,404	10,213	9,530	9,615
EBITDA	$14,105	$12,288	31,075	42,582	16,438
Stock based compensation expense(a)	169	85	822	860	40
Management fees(b)	158	155	624	612	674
Loss on disposal of assets(c)	276	190	868	966	197
Impairment and closures(d)	53	65	(101)	1,494	2,014
Debt extinguishment expense(e)	—	—	21,530	—	20,173
Pre-opening costs(f)	108	104	201	320	—
Adjusted EBITDA	$14,869	$12,887	$55,019	$46,834	$39,536

(a)	Includes non-cash, stock-based compensation.
(b)	Includes management fees and other out-of-pocket costs paid to our sponsors.
(c)	Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(d)	Includes costs related to impairment of long-lived assets and closing restaurants. In 2013, we reversed a portion of the close-store reserves established in 2012, due to our subleasing, in 2013, of one of the reserved restaurants at a lower net cost than originally estimated.
(e)	Includes costs associated with our debt refinancing transactions in July 2011 and October 2013.
(f)	Pre-opening costs are a component of general and administrative expenses, and consist of costs directly associated with the opening of new restaurants and incurred prior to opening, including management labor costs, staff labor costs during training, food and supplies used during training, marketing costs and other related pre-opening costs. These are generally incurred over the three to five months prior to opening. Pre-opening costs also include occupancy costs incurred between the date of possession and opening date of our restaurants.

(10)	Capital expenditures consist of cash paid related to new restaurant construction, the remodel and maintenance of existing restaurants and other corporate expenditures.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, including our financial statements and related notes to those statements, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

The recent economic crisis adversely impacted our business and financial results and a prolonged economic downturn could materially affect us in the future.

The restaurant industry is dependent upon consumer discretionary spending. The recession from late 2007 to mid-2009 reduced consumer confidence to historic lows, impacting the public’s ability and desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses, bankruptcies and reduced access to credit, resulting in lower levels of customer traffic and lower average check sizes in our restaurants. As a result, our losses during the economic crisis increased significantly due, to a large extent, to lower revenues and impairment charges. If the economy experiences another significant decline, our business, results of operations and ability to comply with the terms of our senior secured credit facilities could be materially adversely affected and may result in a deceleration of the number and timing of new restaurant openings by us and our franchisees. Deterioration in customer traffic or a reduction in average check size would negatively impact our revenues and our profitability and could result in further reductions in staff levels, additional impairment charges and potential restaurant closures.

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow.

Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard chicken-based or Mexican-inspired food favorably or that we will be able to develop new products that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

Our business is geographically concentrated in the greater Los Angeles area, and we could be negatively affected by conditions specific to that region.

Our company-operated and franchised restaurants in the greater Los Angeles area generated, in the aggregate, approximately 80% of our revenue in fiscal 2013 and approximately 81% in fiscal 2012. During the recent economic crisis and recession, our business was materially adversely affected by a significant decrease in revenues from these restaurants due to adverse economic conditions in Southern California, including declining home prices and increased foreclosures. Adverse changes in demographic, unemployment, economic or regulatory conditions in the greater Los Angeles area or the State of California, including but not limited to enforcement policies for and changes in immigration law, have had and may continue to have material adverse effects on our business. As of December 2013, unemployment in California was 8.3% compared to the U.S. unemployment rate of 6.7%. We believe increases in unemployment will have a negative impact on traffic in our restaurants. As a result of our concentration in this market, we have been disproportionately affected by these adverse economic conditions compared to other national chain restaurants.

Furthermore, prolonged or severe inclement weather could affect our sales at restaurants in locations that experience such conditions, which could materially adversely affect our business, financial condition or results of operations. It is possible that weather conditions may impact our business more than other businesses in our industry because of our significant concentration of restaurants in the greater Los Angeles area. We may also suffer unexpected losses resulting from natural disasters or other catastrophic events affecting these areas, such as earthquakes, fires, droughts, local strikes, terrorist attacks, increases in energy prices, explosions, or other natural or man-made disasters. The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial.

Our growth strategy depends in part on opening new restaurants in existing and new markets and expanding our franchise system. We may be unsuccessful in opening new company-operated or franchised restaurants or establishing new markets, which could adversely affect our growth.

One of the key means to achieving our growth strategy will be through opening new restaurants and operating those restaurants on a profitable basis. We opened two new restaurants in fiscal 2013 and plan to open an estimated eight to 10 new company-operated restaurants in fiscal 2014. Our franchisees opened five new restaurants in fiscal 2013 and plan to open an estimated four to six new franchised restaurants in fiscal 2014. Our ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including our or our franchisees’ ability to:

•	identify available and suitable restaurant sites;

•	compete for restaurant sites;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	obtain or have available the financing required to acquire and operate a restaurant, including construction and opening costs;

•	respond to unforeseen engineering or environmental problems with leased premises;

•	avoid the impact of inclement weather, natural disasters and other calamities;

•	hire, train and retain the skilled management and other employees necessary to meet staffing needs;

•	obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in local, state or federal law and regulations that adversely affect our and our franchisees’ costs or ability to open new restaurants; and

•	control construction and equipment cost increases for new restaurants.

There is no guarantee that a sufficient number of suitable restaurant sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. If we are unable to open new restaurants or sign new franchisees, or if restaurant openings are significantly delayed, our earnings or revenue growth could be adversely affected and our business negatively affected as we expect a portion of our growth to come from new locations.

As part of our longer term growth strategy, we may enter into geographic markets in which we have little or no prior operating or franchising experience through company-operated restaurant growth and through franchise development agreements. The challenges of entering new markets include: difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of company-operated and franchised restaurants in our existing markets. In addition, restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new restaurants. Expanding our franchise system could require the implementation, expense and successful management of enhanced business support systems, management information systems and financial controls as well as additional staffing, franchise support and capital expenditures and working capital.

At the end of fiscal 2009, we had 21 system-wide restaurants, all originally developed by franchisees, open east of the Rockies. However, by 2012, all of these restaurants had been closed. We may encounter similar issues with our current growth strategy, which could materially adversely affect our business, financial condition, results of operations and cash flow.

Due to brand recognition and logistical synergies, as part of our growth strategy, we also intend to open new restaurants in areas where we have existing restaurants. The operating results and comparable restaurant sales for our restaurants could be adversely affected due to close proximity with our other restaurants and market saturation.

Changes in food and supply costs, especially for chicken, could adversely affect our business, financial condition and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal economic fluctuations, weather conditions, global demand, food safety concerns, infectious diseases, fluctuations in the U.S. dollar, product recalls and government regulations. The costs of many basic foods for humans and animals, including corn, wheat, corn flour and other flour, rice and cooking oil, have increased markedly in recent years, resulting in upward pricing pressures on almost all of our raw ingredients including chicken and increasing our food costs. Food prices for a number of our key ingredients escalated markedly at various points in fiscal 2012 and fiscal 2013, and we expect that there will be additional pricing pressures on some of those ingredients in fiscal 2014. Weather related issues, such as freezes or drought, may also lead to temporary spikes in the prices of some ingredients such as produce or meats. Any increase in the prices of the ingredients most critical to our menu, such as chicken, corn, cheese, avocados, beans, rice and tomatoes, would adversely affect our operating results. Alternatively, in the event of cost increases with respect to one or more of our raw ingredients, we may choose to temporarily suspend serving menu items, such as guacamole or one or more of our salsas, rather than paying the increased cost for the ingredients. Any such changes to our available menu may negatively impact our restaurant traffic, business and comparable restaurant sales during the shortage and thereafter.

Our principal food product is chicken. In the first thirteen weeks of fiscal 2014 and in fiscal 2013, fiscal 2012 and fiscal 2011, the cost of chicken included in our product cost was approximately 12.5%, 13.0%, 12.7% and 12.7%, respectively, of our revenue from company-operated restaurants. Material increases in the cost of chicken could materially adversely affect our business, operating results and financial condition. Changes in the cost of chicken can result from a number of factors, including seasonality, increases in the cost of grain, disease and other factors that affect availability and greater international demand for domestic chicken products. A major driver in the price of corn, which is the primary feed source for chicken, has been the increasing demand for corn by the ethanol industry as an alternative fuel source, as most ethanol plants in the United States use corn as the primary source of grain to make ethanol. This increased demand on the nation’s corn crop has had and may continue to have an adverse impact on chicken prices. We currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of chicken or other inputs, food and supplies, which we purchase at prevailing market or contracted prices. We have implemented menu price increases in the past to significantly offset the higher prices of chicken, due to competitive pressures and compressed profit margins. We may not be able to offset all or any portion of increased food and supply cost through higher menu prices in the future. If we implement further menu price increases in the future to protect our margins, average check size and restaurant traffic could be materially adversely affected, at both company-operated and franchised restaurants.

Negative publicity could reduce sales at some or all of our restaurants.

We are, from time to time, faced with negative publicity relating to food quality, the safety, sanitation and welfare of chicken, which is our principal food product, restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing and other policies, practices and procedures, employee relationships or other matters at one or more of our restaurants. Negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held to be responsible. In addition, the negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants, including our franchised restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. A similar risk exists with respect to food service businesses unrelated to us, if customers mistakenly associate such unrelated businesses with our operations. Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. These types of employee claims could also be asserted against us, on a co-employer theory, by employees of our franchisees. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

Food safety and quality concerns may negatively impact our business and profitability, our internal operational controls and standards may not always be met and our employees may not always act professionally, responsibly and in our and our customers best interests. Any possible instances of food-borne illness could reduce our restaurant sales.

Incidents or reports of food- or water-borne illness or other food safety issues, food contamination or tampering, employee hygiene and cleanliness failures or improper employee conduct at our restaurants could lead to product liability or other claims. Such incidents or reports could negatively affect our brand and reputation as well as our business, revenues and profits. Similar incidents or reports occurring at quick service restaurants unrelated to us could likewise create negative publicity, which could negatively impact consumer behavior towards us.

We cannot guarantee to consumers that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food processors makes it difficult to monitor food safety compliance and may increase the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our company-operated or franchised restaurants could negatively affect sales at all of our restaurants if highly publicized. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. A number of other restaurant chains have experienced incidents related to food-borne illnesses that have had material adverse impacts on their operations, and we cannot assure you that we could avoid a similar impact upon the occurrence of a similar incident at one of our restaurants. Additionally, even if food-borne illnesses were not identified at El Pollo Loco restaurants, our restaurant sales could be adversely affected if instances of food-borne illnesses at other restaurant chains were highly publicized. In addition, our restaurant sales could be adversely affected by publicity regarding other high-profile illnesses such as avian flu that customers may associate with our food products.

We rely on only one company to distribute substantially all of our products to company-operated and franchised restaurants, and on a limited number of companies to supply chicken. Failure to receive timely deliveries of food or other supplies could result in a loss of revenue and materially and adversely impact our operations.

Our and our franchisees’ ability to maintain consistent quality menu items and prices significantly depends upon our ability to acquire fresh food products, including the highest quality chicken and related items, from reliable sources in accordance with our specifications on a timely basis. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, contamination of food products, an outbreak of poultry diseases, inclement weather or other conditions could materially adversely affect the availability, quality and cost of ingredients, which would adversely affect our business, financial condition, results of operations and cash flows. We have contracts with a limited number of suppliers for the chicken, other food and supplies for our restaurants. In addition, one company distributes substantially all of the products we receive from suppliers to company-operated and franchised restaurants. If that distributor or any supplier fails to perform as anticipated or seeks to terminate agreements with us, or if there is any disruption in any of our supply or distribution relationships for any reason, our business, financial condition, results of operations and cash flows could be materially adversely affected. If we or our franchisees temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage and thereafter if our customers change their dining habits as a result.

We have a history of net losses and may incur losses in the future.

We have incurred net losses in each of the last seven fiscal years. We may continue to incur net losses in the future and we cannot assure you that we will achieve or sustain profitability.

The failure to comply with our debt covenants or the volatile credit and capital markets could have a material adverse effect on our financial condition.

Our ability to manage our debt is dependent on our level of positive cash flow from company-operated and franchised restaurants, net of costs. The recent economic downturn negatively impacted our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to comply with the covenants in our senior secured credit facilities or to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings which would have a material adverse effect on our business and financial condition.

Our substantial level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

We have substantial debt service obligations. At March 26, 2014, our total debt was approximately $288.8 million (including capital lease obligations), which represented approximately 84.2% of our total capitalization, and we had $15.0 million of credit available under our revolving credit facility, which was reduced by approximately $7.3 million from outstanding letters of credit. At March 26, 2014, we had no other borrowings against our revolving credit facility. If this offering and the use of proceeds described herein had been completed on March 26, 2014, we would have had total debt of approximately $189.7 million (including capital lease obligations), which would have represented approximately 56.4% of our total capitalization.

Our high level of indebtedness could have significant effects on our business, such as:

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•	exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenue.

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, EPL’s ability to (i) incur additional indebtedness or issue preferred stock; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) make investments, loans or advances; (vi) make certain acquisitions; (vii) engage in certain transactions with affiliates; (viii) authorize or pay dividends; and (ix) change EPL’s lines of business or fiscal year. In addition, our senior secured credit facilities require EPL to maintain, on a consolidated basis, a minimum interest coverage ratio and not to exceed a maximum total leverage ratio. Our ability to borrow under our revolving credit facility depends on our compliance with this test. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet this test. We cannot assure you that we will meet this test in the future, or that the lenders will waive any failure to meet this test.

We may not be able to compete successfully with other quick service and fast casual restaurants. Intense competition in the restaurant industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

The food service industry, and particularly its quick service and fast casual segments, is intensely competitive. In addition, the greater Los Angeles area, the primary market in which we compete, consists of what we believe to be the most competitive Mexican-inspired quick service and fast casual market in the United States. We expect competition in this market and each of our other markets to continue to be intense because consumer trends are favoring limited service restaurants that offer healthier menu items made with better quality products and many limited service restaurants are responding to these trends. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, restaurant location and type and quality of food. If our company-operated and franchised restaurants cannot compete successfully with other quick service and fast casual restaurants in new and existing markets, we could lose customers and our revenue could decline. Our company-operated and franchised restaurants compete with national and regional quick service and fast casual restaurant chains for customers, restaurant locations and qualified management and other staff. Compared with us, some of our competitors have substantially greater financial and other resources, have been in business longer, have greater brand recognition or are better established in the markets where our restaurants are located or are planned to be located. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

Our marketing programs may not be successful, and our new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits.

We incur costs and expend other resources in our marketing efforts on new menu items, advertising campaigns and restaurant designs and remodels to raise brand awareness and attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising and other initiatives than we are able to. Should our competitors increase spending on marketing and advertising and other initiatives or our marketing funds decrease for any reason, or should our advertising, promotions, new menu items and restaurant designs and remodels be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

The challenging economic environment may affect our franchisees, with adverse consequences to us.

We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. As of December 25, 2013, our top 10 franchisees operated over 62% of our franchised restaurants and two franchisees (the “Significant Franchisees”) operated approximately 33% of our franchised restaurants. Due to the continuing challenging economic environment it is possible that some franchisees could file for bankruptcy or become delinquent in their payments to us, which could have significant adverse impacts on our business due to loss or delay in payments of royalties, information technology (“IT”) support service fees, contributions to our advertising funds, and other fees. Our top 10 franchisees accounted for approximately 57% of our total franchise revenue in fiscal 2013, and the Significant Franchisees accounted for approximately 29% of total franchise revenue in fiscal 2013. Bankruptcies by our franchisees could prevent us from terminating their franchise agreements so that we can offer their territories to other franchisees, negatively impact our market share and operating results as we may have fewer well-performing restaurants, and adversely impact our ability to attract new franchisees.

As of March 26, 2014, we had executed development agreements that represent commitments to open eighteen franchised restaurants at various dates through 2018. Although we have developed criteria to evaluate and screen prospective developers and franchisees, we cannot be certain that the developers and franchisees we select will have the business acumen or financial resources necessary to open and operate successful franchises in their franchise areas, and state franchise laws may limit our ability to terminate or modify these franchise arrangements. Moreover, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. The failure of developers and franchisees to open and operate franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective franchisees and could materially adversely affect our business, financial condition, results of operations and cash flows.

Franchisees may not have access to the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or be able to find suitable sites on which to develop them. Franchisees may not be able to negotiate acceptable lease or purchase terms for restaurant sites, obtain the necessary permits and government approvals or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenue. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new restaurants. For these reasons, franchisees operating under development agreements may not be able to meet the new restaurant opening dates required under those agreements. Also, we sublease certain restaurants to some existing California franchisees. If any such franchisees cannot meet their financial obligations under their subleases, or otherwise fail to honor or default under the terms of their subleases, we would be financially obligated under a master lease and could be materially adversely affected.

In February 2011, one franchisee filed a petition for relief under Chapter 11 of the Bankruptcy Code in the Central District of California. The resulting reorganization was completed in March 2013, and involved the sale of seven of the franchisee’s 13 restaurants located in the Central Valley of California to new owners. All 13 restaurants continued to conduct business throughout the reorganization. The franchisee retained ownership of six of the 13 restaurants owned by it prior to the bankruptcy, but closed one of those restaurants in August 2013, due to its inability to renew the lease. The franchisee has the option to relocate that restaurant to a new site within a two-mile radius of the closed location or continue to pay monthly royalties pursuant to the terms of a settlement agreement entered into as part of the reorganization.

Another franchisee with two restaurants was placed in receivership in March 2013. One restaurant owned by that franchisee prior to being placed in receivership was purchased by one of our largest franchisees in January 2014, and the sale of the second restaurant to a new owner is currently in progress. Both of the restaurants have remained open during this process.

We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business.

Franchisees are independent business operators and are not our employees and we do not exercise control over the day-to-day operations of their restaurants. We provide training and support to franchisees, and set and monitor operational standards, but the quality of franchised restaurants may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. If franchisees do not operate to our expectations, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could decline significantly.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the franchise agreement. This may lead to disputes with our franchisees and we expect such disputes to occur from time to time in the future as we continue to offer franchises. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from our restaurants, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our self-insurance programs may expose us to significant and unexpected costs and losses.

We currently maintain employee health insurance coverage on a self-insured basis. We do maintain stop loss coverage which sets a limit on our liability for both individual and aggregate claim costs.

We currently record a liability for our estimated cost of claims incurred and unpaid as of each balance sheet date. Our estimated liability is recorded on an undiscounted basis and includes a number of significant assumptions and factors, including historical trends, expected costs per claim, actuarial assumptions and current economic conditions. Our history of claims activity for all lines of coverage is closely monitored and liabilities are adjusted as warranted based on changing circumstances. It is possible, however, that our actual liabilities may exceed our estimates of loss. We may also experience an unexpectedly large number of claims that result in costs or liabilities in excess of our projections and therefore we may be required to record additional expenses. For these and other reasons, our self-insurance reserves could prove to be inadequate, resulting in liabilities in excess of our available insurance and self-insurance. If a successful claim is made against us and is not covered by our insurance or exceeds our policy limits, our business may be negatively and materially impacted.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities.

If we are unable to protect our customers’ credit and debit card data, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we transmit confidential credit and debit card information by way of secure private retail networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.

We have registered El Pollo Loco®, Pollo Bowl®, The Crazy Chicken® and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office and in approximately 42 foreign countries. Our current brand campaign, Crazy You Can Taste™, has also been approved for registration with the United States Patent and Trademark Office. In addition, the El Pollo Loco logo, website name and address and Facebook and Twitter accounts are our intellectual property. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

We maintain the recipe for our chicken marinade, as well as certain proprietary standards, specifications and operating procedures, as trade secrets or confidential proprietary information. We may not be able to prevent the unauthorized disclosure or use of our trade secrets or proprietary information, despite the existence of confidentiality agreements and other measures. While we try to ensure that the quality of our brands and branded products is maintained by all of our franchisees, we cannot be certain that these franchisees will not take actions that adversely affect the value of our intellectual property or reputation. If any of our trade secrets or proprietary information were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

We depend on our board of directors, executive officers and key employees.

We rely upon the accumulated knowledge, skills and experience of the members of our board of directors, our executive officers and our key employees. Our executive officers have cumulative experience of 11 years with us and 95 years in the food service industry. If they were to leave us or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance policies for any of our employees.

Matters relating to employment and labor law may adversely affect our business.

Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. Significant additional government regulations and new laws mandating increases in minimum wages or mandated benefits such as health insurance could materially affect our business, financial condition, operating results or cash flow. Furthermore, the unionization of our employees and of the employees of our franchisees could materially affect our business, financial condition, operating results or cash flow.

We are also subject in the ordinary course of business to employee claims against us based, among other things, on discrimination, harassment, wrongful termination, or violation of wage and labor laws. Such claims could also be asserted against us by employees of our franchisees. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award against us, could adversely affect our business, brand image, employee recruitment, financial condition, operating results or cash flows.

Restaurant companies have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies, including us, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment conditions, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of managers and failure to pay for all hours worked. In the past we have been a party to wage and hour class action lawsuits and are currently a party to such a lawsuit on behalf of a purported class. See “Business—Legal Proceedings.”

Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our restaurants, including actions seeking damages resulting from food-borne illness or accidents in our restaurants. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment conditions, discrimination and similar matters.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our company-operated and franchised restaurants. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, unionization of restaurant workers, or increases in the federally-mandated or state-mandated minimum wage or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our and our franchisees’ operating expenses could increase and our growth could be adversely affected.

We have a substantial number of hourly employees who are paid wage rates at or based on the applicable federal or state minimum wage and increases in the minimum wage will increase our labor costs and the labor costs of our franchisees. Since July 1, 2014, the State of California (where most of our restaurants are located) has had a minimum wage of $9.00 per hour. From January 1, 2008, to June 30, 2014, it had been $8.00 per hour. It is scheduled to rise to $10.00 per hour on January 1, 2016. The federal minimum wage has been $7.25 per hour since July 24, 2009. Either federally-mandated or state-mandated minimum wages may be raised in the future. We may be unable to increase our menu prices in order to pass future increased labor costs on to our customers, in which case our margins would be negatively affected. Also, reduced margins of franchisees could make it more difficult to sell franchises. And if menu prices are increased by us and our franchisees to cover increased labor costs, the higher prices could adversely affect sales and thereby reduce our margins and the royalties that we receive from franchisees.

In addition, our success depends in part upon our and our franchisees’ ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators, management personnel and other employees. Qualified individuals needed to fill these positions can be in short supply in some geographic areas. In addition, limited service restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced any significant problems in recruiting or retaining employees, our and our franchisees’ ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could increase our and our franchisees’ labor costs and have a material adverse effect on our business, financial condition, results of operations or cash flows. If we or our franchisees are unable to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us or our franchisees to pay higher wages, which could also result in higher labor costs.

We are locked into long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

Many of our restaurant leases are non-cancelable and typically have initial terms up to 20 years and up to three renewal terms of five years that we may exercise at our option. Even if we close a restaurant, we may remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. In addition, in connection with leases for restaurants that we will continue to operate, we may, at the end of the lease term and any renewal period for a restaurant, be unable to renew the lease without substantial additional cost, if at all. As a result, we may close or relocate the restaurant, which could subject us to construction and other costs and risks. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the existing restaurant.

We and our franchisees are subject to extensive government regulations that could result in claims leading to increased costs and restrict our ability to operate or sell franchises.

We and our franchisees are subject to extensive government regulation at the federal, state and local government levels. These include, but are not limited to, regulations relating to the preparation and sale of food, zoning and building codes, franchising, land use and employee, health, sanitation and safety matters. We and our franchisees are required to obtain and maintain a wide variety of governmental licenses, permits and approvals. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new restaurants. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. This risk would be even higher if there were a major change in the licensing requirements affecting our types of restaurants.

The Patient Protection and Affordable Care Act of 2010 (the “PPACA”) requires employers such as us to provide adequate and affordable health insurance for all qualifying employees or pay a monthly per-employee fee or penalty for non-compliance. We are evaluating the impact the new law will have on our operations, and although we cannot predict with certainty the financial impact of the legislation, the law’s individual mandate may increase the number of employees taking part in our health insurance program, which could impact our results of operations beginning in 2015.

We are also subject to regulation by the Federal Trade Commission and subject to state laws that govern the offer, sale, renewal and termination of franchises and our relationship with our franchisees. The failure to comply with these laws and regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on franchise sales, fines or the requirement that we make a rescission offer to franchisees, any of which could affect our ability to open new restaurants in the future and thus could materially adversely affect our business and operating results. Any such failure could also subject us to liability to our franchisees.

We are increasingly subject to environmental regulations, which may increase our cost of doing business and affect the manner in which we operate. Environmental regulations could increase the level of our taxation and future regulations could impose restrictions or increase the costs associated with food, food packaging and other supplies, transportation costs and utility costs. Complying with environmental regulations may cause our results of operations to suffer. We cannot predict what environmental regulations or legislation will be enacted in the future, how existing or future environmental laws will be administered or applied, or the level of costs that we may incur to comply with, or satisfy claims relating to, such laws and regulations.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

The PPACA establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the United States Food and Drug Administration to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Furthermore, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. California, our largest market, is one of these, although its menu labeling law has been superseded by the PPACA.

While we believe our food generally to be healthier than that of our peers, customers may disagree or change their dining habits to avoid QSR-like restaurants altogether.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium in our menu offerings, switch to higher cost ingredients or may hinder our ability to operate in certain markets. Some jurisdictions have banned certain cooking ingredients, such as trans-fats, which a small number of our ingredients contain in trace amounts, or have discussed banning certain products, such as large sodas. Removal of these products and ingredients from our menus could affect product tastes, customer satisfaction levels, and sales volumes, whereas if we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of additional menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as on the restaurant industry in general.

We may become subject to liabilities arising from environmental laws that could likely increase our operating expenses and materially and adversely affect our business and results of operations.

We are subject to federal, state and local laws, regulations and ordinances that:

•	govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices for solid and hazardous wastes; and

•	impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials.

In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities for clean-up costs and personal injury or property damage, relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. If we are found liable for the costs of remediation of contamination at any of our properties, our operating expenses would likely increase and our results of operations would be materially adversely affected. See “Business—Environmental Matters.”

We are required to pay our existing owners for certain tax benefits, which amounts are expected to be material.

We will enter into an income tax receivable agreement with our existing stockholders that will provide for the payment by us to our existing stockholders of 85% of the amount of cash savings, if any, in United States federal, state, local and foreign income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of an early termination by us or a change of control, as discussed below under the heading “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement”) as a result of the utilization of our net operating losses and other tax attributes attributable to periods prior to this offering together with interest accrued at a rate of LIBOR plus 200 basis points from the date the applicable tax return is due (without extension) until paid.

We expect that as a result of entering into the income tax receivable agreement, during its term, the payments that we may make under it could be material. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement, we expect that future payments under the income tax receivable agreement will total between approximately $39.0 million and $41.0 million. Such amounts may differ materially from the amounts presented above based on various items.

These payment obligations are our obligations and not obligations of our subsidiaries. The actual amount and utilization of net operating losses and other tax attributes, as well as the amount and timing of any payments under the income tax receivable agreement, will vary depending upon a number of factors, including the amount, character, and timing of our and our subsidiaries’ taxable income in the future.

Our counterparties under the income tax receivable agreement will not reimburse us for any benefits that are subsequently disallowed (although any future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances, we could make payments under the income tax receivable agreement that are greater than our actual cash tax savings.

If we undergo a change of control as defined in the income tax receivable agreement, the income tax receivable agreement will terminate and we will be required to make a payment equal to the present value of expected future payments under the income tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. Additionally, if we or a direct or indirect subsidiary transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset for its fair market value in a taxable transaction for purposes of determining the cash savings in income tax under the income tax receivable agreement. Any such payment resulting from a change of control or asset transfer could be substantial and could exceed our actual cash tax savings.

Risks Related to this Offering and Ownership of Our Common Stock

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this offering, Trimaran and Freeman Spogli will indirectly beneficially own approximately 46.0% and 26.3%, respectively, of our outstanding common stock, or 44.6% and 25.6%, respectively, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Trimaran and Freeman Spogli will indirectly beneficially own shares sufficient for majority votes over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution. While LLC owns a majority of our common stock, Freeman Spogli will be able to instruct LLC, pursuant to LLC’s operating agreement, to vote in favor of the appointment of one member of our board of directors for so long as they hold 5% of the outstanding membership interests of LLC and Trimaran will be able to instruct LLC, pursuant to LLC’s operating agreement, to vote in favor of the appointment of the remaining members of our board of directors. For a further description of LLC’s limited liability company operating agreement, see “Certain Relationships and Related Party Transactions—LLC Agreement.”

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Trimaran and Freeman Spogli may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Trimaran and Freeman Spogli may seek to cause us to take courses of action that, in their judgments, could enhance their investments in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal Stockholders” and “Description of Capital Stock—Certain Provisions of Delaware Law and Certain Charter and Bylaw Provisions.”

The interests of Trimaran and Freeman Spogli may conflict with ours or yours in the future.

Trimaran and Freeman Spogli engage in a range of investing activities, including investments in restaurants and other consumer-related companies in particular. In the ordinary course of their business activities, Trimaran and Freeman Spogli may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of LLC, any of its officers, directors, employees, agents, members and affiliates, including Trimaran and Freeman Spogli, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Trimaran and Freeman Spogli also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Trimaran and Freeman Spogli may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment in us, even though such transactions might involve risks to you, such as debt financed acquisitions.

As a controlled company, we will not be subject to all of the corporate governance rules of the NASDAQ Global Select Market (the “NASDAQ”).

Upon the listing of our common stock on the NASDAQ in connection with this offering, we will be considered a “controlled company” under the rules of the NASDAQ. Controlled companies are exempt from the NASDAQ’s corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of the NASDAQ, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the NASDAQ’s requirements, and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of the NASDAQ. Following this offering, we intend to use some or all of these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ. See “Management.”

We are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we indirectly hold in our operating subsidiary, EPL, which owns our operating assets. As a result, we will be dependent on loans, dividends and other payments from EPL, our operating company and indirect wholly owned subsidiary, and Intermediate, our direct wholly owned subsidiary, to generate the funds necessary to meet our financial obligations and to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends, including the restrictions contained in our senior secured credit facilities described below, or otherwise making funds available to us under certain conditions. Although we do not expect to pay dividends on our common stock for the foreseeable future, if we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends.

Pursuant to the terms of our senior secured credit facilities, EPL is restricted in its dividend payments to Intermediate and may only make (i) dividends payable solely in EPL’s own common stock or other common equity interests, (ii) payments that permit Intermediate to repurchase or redeem qualified capital stock of Intermediate held by present or former officers, directors or employees, not to exceed $1,000,000 in any fiscal year (with unused amounts carried over to the next fiscal year), and (iii) provided that no default or event of default under the credit facilities has occurred, is continuing, or would result therefrom, dividends limited to various absolute ceiling amounts, including an aggregate amount up to $5,000,000 (shared with Intermediate) for dividends not including those paid pursuant to stock options and other benefit plans. Likewise, Intermediate is restricted in its own dividend payments, with such restrictions including, but not limited to, dividends payable solely in Intermediate’s own common stock or other common equity interests.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock because we intend to use cash flow generated by operations to grow our business. Our senior secured credit facilities restrict our ability to pay cash dividends on our common stock. We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.

The obligations associated with being a public company will require significant resources and management attention, which may divert management from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention away from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for our financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses. The effects of becoming public, including potential changes in our historical business practices, which focused on long-term growth instead of short-term gains, could adversely affect our culture.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We could remain an “emerging growth company” for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities in the preceding three-year period.

We have not previously been required to assess the effectiveness of our internal controls over financial reporting and we may identify deficiencies when we are required to do so.

Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. We have not previously been subject to this requirement, and, in connection with the implementation of the necessary procedures and practices related to internal controls and over financial reporting, we may identify deficiencies. We may not be able to remediate any future deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404(a) thereof. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

There is no existing market for our common stock and an active trading market for our common stock may never develop or be sustained.

Prior to this offering, there has not been a public market for our common stock or any of our equity interests. Although we intend to apply to list our common stock for trading on the NASDAQ, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders and you may lose all or part of your investment.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following the completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	judicial pronouncements interpreting laws and regulations;

•	changes in government programs;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which we conduct our operations.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Opening new company-operated restaurants in existing and new markets could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for new company-operated restaurants through a combination of additional issuances of equity, corporate indebtedness and cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be 35,858,407 shares of common stock outstanding, or 36,929,836 shares outstanding if the underwriters exercise their option to purchase additional shares in full. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of the offering, approximately 46.0% and 26.3% of our outstanding common stock, or 44.6% and 25.6% if the underwriters exercise their option to purchase additional shares in full, will be beneficially owned by Trimaran and Freeman Spogli, respectively, and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We, our officers, directors and holders of substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Morgan Stanley & Co. LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. Jefferies LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting—No Sales of Similar Securities.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

Pursuant to our stockholders agreement, LLC and, in certain instances, Freeman Spogli, may require us to file registration statements under the Securities Act at our expense, covering resales of our common stock held by them or LLC or piggyback on a registration statement in certain circumstances. Any such sales, or the prospect of any such sales, could materially impact the market price of our common stock. For a further description of our stockholders agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their option to purchase additional shares in full, we will have an aggregate of 161,496,563 shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $(19.61) per share, representing the difference between the initial public offering price of $15.00 per share and our as-adjusted net tangible book value per share after giving effect to this offering. See “Dilution.”

Delaware law and our organizational documents, as well as our existing and future debt agreements, may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws that will be effective upon completion of this offering may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. Among other things, these provisions:

•	provide for a classified board of directors with staggered three-year terms;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	delegate the sole power of a majority of the board of directors to fix the number of directors;

•	provide the power of our board of directors to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	provide that, on or after the date that LLC ceases to beneficially own at least 40% of the total votes eligible to be cast in the election of directors, a 75% supermajority vote will be required to amend or repeal provisions relating to, among other things, the classification of the board of directors, the filling of vacancies on the board of directors and the advance notice requirements for stockholder proposals and director nominations.

In addition, the documents governing certain of our senior secured credit facilities impose, and we anticipate documents governing our future indebtedness may impose, limitations on our ability to enter into change of control transactions. Under these documents, the occurrence of a change of control transaction could constitute an event of default permitting acceleration of the indebtedness, thereby impeding our ability to enter into certain transactions.

The foregoing factors, as well as the significant common stock ownership by Trimaran and Freeman Spogli, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and our financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words of a future or forward-looking nature. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, any of our stockholders, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, industry, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe these factors include, but are not limited to:

•	the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements and on our ability to pay or to refinance our existing debt or to obtain additional financing;

•	our vulnerability to changes in consumer preferences and economic conditions;

•	our vulnerability to conditions in the greater Los Angeles area;

•	our ability to open new restaurants in new and existing markets, including difficulty in finding sites and in negotiating acceptable leases;

•	anticipated future restaurant openings may be delayed or cancelled;

•	our restaurants and our franchisees’ restaurants may close due to financial or other difficulties;

•	increases in the cost of chicken and other products;

•	negative publicity, whether or not valid;

•	concerns about food safety and quality and about food-borne illnesses, including adverse public perception due to the occurrence of avian flu;

•	our dependence upon frequent and timely deliveries of food and other supplies;

•	our reliance upon just one distributor for substantially all of our restaurant supplies;

•	our history of net losses, including the possibility of future net losses;

•	our ability to service our substantial level of indebtedness;

•	our ability to compete successfully with other quick service and fast casual restaurants;

•	the fact that new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits;

•	our reliance on our franchisees, who have also been adversely impacted by recent economic conditions and who may incur financial hardships, be unable to obtain credit, need to close their restaurants, or declare bankruptcy;

•	our ability to support our franchise system;

•	our limited degree of control over the actions of our franchisees;

•	our potential responsibility for certain acts of our franchisees;

•	our ability to protect our name and logo and other proprietary intellectual property;

•	loss of the abilities, experience and knowledge of our existing directors and officers;

•	matters relating to employment and labor laws;

•	the impact of litigation, including wage and hour class action lawsuits;

•	labor shortages or increases in labor costs;

•	our ability and the ability of our franchisees to renew leases at the end of their terms;

•	the impact of federal, state or local government regulations relating to the preparation and sale of food, zoning and building codes, and employee, environmental and other matters;

•	the impact and effects of our income tax receivable agreement;

•	conflicts of interest with Trimaran and Freeman Spogli;

•	the fact that upon listing of our common stock, we will be considered a “controlled company” and exempt from certain corporate governance rules primarily relating to board independence, and we intend to use some or all of these exemptions;

•	the fact that we are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	changes in accounting standards; and

•	other risks described in the “Risk Factors” section of this prospectus.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the risk factors and other items identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

The net proceeds to us from the sale of the 7,142,857 shares of common stock offered hereby are estimated to be approximately $97.8 million, or $112.8 million if the underwriters exercise their option to purchase additional shares of common stock in full, at the initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and expected offering expenses payable by us. We intend to use the net proceeds from this offering to repay our existing Second Lien Term Loan Facility.

Our $100 million Second Lien Term Loan Facility matures on April 11, 2019 and bears interest at an adjusted LIBOR or Alternate Base Rate plus an applicable margin. The applicable margin rate is 8.50% with respect to adjusted LIBOR advances and 7.50% with respect to Alternate Base Rate advances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Other Obligations—Senior Secured Credit Facilities.” We intend to repay $100 million of the outstanding principal amount of our Second Lien Term Loan Facility and $1.5 million in prepayment penalties and fees with the proceeds from this offering and approximately $3.7 million of available cash from our Consolidated Balance sheet. In the 2013 Refinancing, the proceeds from our $100 million Second Lien Term Loan Facility were used to refinance substantially all of our $105 million 17% Second Priority Senior Secured Notes due 2018.

An affiliate of one of the underwriters is a lender under our Second Lien Term Loan Facility and will receive a portion of the proceeds of this offering. See “Underwriting.”

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, our results of operations, our liquidity, legal requirements, restrictions that may be imposed by the terms of current and future financing instruments and other factors deemed relevant by our board of directors. Our senior secured credit facilities also restrict our ability to pay cash dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Other Obligations—Senior Secured Credit Facilities.”

CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of March 26, 2014:

•	on an actual basis; and

•	on an as-adjusted basis giving effect to (i) the sale of shares of common stock by us in this offering, at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the repayment of our Second Lien Term Loan Facility with the proceeds from this offering.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	As of March 26, 2014
	Actual	As Adjusted
	(Amounts in thousands)
Cash and cash equivalents	$20,397	$16,736

Debt:
Senior secured credit facilities:
Revolving credit facility(1)	$—	$—
First lien term loan facility(2)	188,662	188,662
Second lien term loan facility(3)	99,083	—
Capital leases	1,051	1,051

Total debt	288,796	189,713

Stockholders’ equity:
Common stock, par value $0.01 per share: 200,000,000 shares authorized and 28,715,550 shares issued and outstanding, actual; 200,000,000 shares authorized and 35,858,407 shares issued and outstanding, as adjusted	287	359
Additional paid-in capital	240,320	338,087
Accumulated deficit(4)	(186,432)	(191,599)

Total stockholders’ equity	54,175	146,847

Total capitalization	$342,971	$336,560

(1)	Excludes approximately $7.3 million of outstanding letters of credit as of March 26, 2014, that will not be reflected on the balance sheet unless drawn upon.

(2)	Issued with $950,000 of original issue discount.

(3)	Issued with $1.0 million of original issue discount.

(4)	As adjusted accumulated deficit reflects expenses related to the write-off of deferred financing fees and of unamortized discount in the amounts of $2.8 million and $0.9 million, respectively, as well as $1.5 million in prepayment penalties and fees, all related to the repayment of our Second Lien Term Loan Facility. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Monitoring and Management Services Agreement.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as-adjusted net tangible book value per share of our common stock upon completion of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our net tangible book value as of March 26, 2014, was approximately $(257.9) million, or approximately $(8.98) per share based on the 28,715,550 shares of common stock issued and outstanding as of such date. After giving effect to our sale of common stock in this offering at the initial public offering price of $15.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as-adjusted net tangible book value as of March 26, 2014, would have been $(165.3) million, or $(4.61) per share (assuming no exercise of the underwriters’ option to purchase additional shares). This represents an immediate and substantial dilution of $19.61 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share		$15.00
Net tangible book value per share as of March 26, 2014	$(8.98)
Increase in net tangible book value per share attributable to this offering	4.37

Pro forma as-adjusted net tangible book value per share after giving effect to this offering		(4.61)

Dilution per share to new investors in this offering		$(19.61)

The following table summarizes, on a pro forma basis as of March 26, 2014, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting the underwriting discount and estimated offering expenses payable by us, at the initial public offering price of $15.00 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	28,715,550	80.1%	$236,357,000	68.8%	$8.23
New investors	7,142,857	19.9%	$107,142,855	31.2%	$15.00

Total	35,858,407	100%	$343,499,855	100.0%

If the underwriters’ option to purchase additional shares is fully exercised, the pro forma as-adjusted net tangible book value per share after this offering as of March 26, 2014, would be approximately $(4.07) per share and the dilution to new investors per share after this offering would be $(19.07) per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table contains selected historical consolidated historical financial data as of and for the fiscal years ended December 25, 2013 and December 26, 2012, derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations and cash flow data set forth below for the year ended December 28, 2011, are derived from audited consolidated financial statements of ours not included in this prospectus. The summary consolidated statements of operations and cash flow data for the thirteen weeks ended March 26, 2014 and March 27, 2013 and the consolidated balance sheet data as of March 26, 2014 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Results from interim periods are not necessarily indicative of results that may be expected for the entire year. You should read these tables in conjunction with the information contained under the headings “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	Thirteen Weeks Ended		Fiscal Year Ended (1)
	March 26, 2014	March 27, 2013	2013	2012	2011
	(Amounts in thousands, except per share data)
Statement of Operations Data:
Revenue
Company-operated restaurant revenue	$76,213	$72,069	$294,327	$274,928	$255,361
Franchise revenue	5,214	4,926	20,400	18,682	17,877
Total revenue	81,427	76,995	314,727	293,610	273,238

Cost of operations
Food and paper costs	24,023	22,696	93,589	85,428	78,873
Labor and related expenses	19,313	19,070	75,669	73,406	69,584
Occupancy and other operating expenses	16,044	15,524	63,150	61,636	59,269
Company restaurant expenses	59,380	57,290	232,408	220,470	207,726
General and administrative expenses	6,630	6,193	25,506	24,451	22,828
Franchise expenses	983	969	3,841	3,647	3,862
Depreciation and amortization	2,595	2,404	10,213	9,530	9,615
Loss on disposal of assets	276	190	868	966	197
Asset impairment and close-store reserves	53	65	(101)	1,494	2,014
Total expenses	69,917	67,111	272,735	260,558	246,242

Gain on disposal of restaurant	—	—	400	—	—
Income from operations	11,510	9,884	42,392	33,052	26,996
Interest expense, net	5,623	9,780	36,334	38,890	37,715
Loss on early extinguishment of debt	—	—	21,530	—	20,173
Income (loss) before provision for income taxes	5,887	104	(15,472)	(5,838)	(30,892)
Provision for income taxes	(417)	(164)	(1,401)	(2,027)	(1,579)
Net income (loss)	$5,470	$(60)	$(16,873)	$(7,865)	$(32,471)

Per Share Data:
Net income (loss) per share
Basic	$0.19	$(0.00)	$(0.59)	$(0.27)	$(1.35)
Diluted	$0.18	$(0.00)	$(0.59)	$(0.27)	$(1.35)
Weighted average shares used in computing net income (loss) per share
Basic	28,712,622	28,712,622	28,712,622	28,712,194	24,106,380
Diluted	30,246,332	28,712,622	28,712,622	28,712,194	24,106,380
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$7,582	$(3,076)	$19,700	$19,409	$6,454
Net cash used in investing activities	(3,661)	(3,324)	(13,787)	(14,993)	(3,709)
Net cash used in financing activities	(539)	(479)	(10,385)	(1,920)	(6,469)

	Thirteen Weeks Ended	Fiscal Year Ended(1)
	March 26, 2014	2013	2012
Balance Sheet Data—Consolidated (at period end):
Cash and cash equivalents	$20,397	$17,015	$21,487
Net property(2)	70,703	68,641	64,808
Total assets	420,917	416,500	417,898
Total debt(3)	288,796	289,242	274,621
Total stockholders’ equity	54,175	48,536	64,587

(1)	We use a 52- or 53-week fiscal year ending on the last Wednesday of each calendar year. Fiscal 2013, fiscal 2012 and fiscal 2011 ended on December 25, 2013, December 26, 2012 and December 28, 2011, respectively. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Approximately every six or seven years a 53-week fiscal year occurs. Fiscal 2013, fiscal 2012 and fiscal 2011 were 52-week fiscal years.

(2)	Net property consists of property owned, net of accumulated depreciation and amortization.

(3)	Total debt consists of borrowings under our First Lien Credit Agreement and Second Lien Credit Agreement and capital lease obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

We use a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Every six or seven years a 53-week fiscal year occurs. Fiscal 2011, fiscal 2012 and fiscal 2013, which were 52-week years, ended on December 28, 2011, December 26, 2012 and December 25, 2013, respectively. Fiscal 2014 is a 53-week year, which may cause our revenue, expenses, and other results of operations to be higher due to an additional week of operations.

Overview

El Pollo Loco is a differentiated and growing restaurant concept that specializes in fire-grilling citrus-marinated chicken in front of our customers. We operate within the fastest growing segment of the restaurant industry, the LSR segment. We believe we offer the quality of food typical of fast casual restaurants while providing the speed, convenience and value typical of traditional QSRs, a combination which we call “QSR+” and which provides a value-oriented fast casual dining experience. Our distinctive menu features our signature product—citrus-marinated fire-grilled chicken—and a variety of Mexican-inspired entrees that we create from our chicken. We offer our customers healthier alternatives to traditional food on the go, served by our engaging team members in a colorful, bright and contemporary restaurant environment. We serve individual and family-sized chicken meals, a variety of Mexican-inspired entrees, sides, and, throughout the year, on a limited-time basis, alternative proteins like shrimp, carnitas and beef. Our entrees include favorites such as our Poblano Burrito, Under 500 Calorie Mango Grilled Tostada, Ultimate Pollo Bowl, Grand Baja Shrimp Tacos and Chicken, Bacon and Guacamole Stuffed Quesadilla. Our freshly-prepared salsas and dressings are prepared daily allowing our customers to create their favorite flavor profiles to enhance their culinary experience. Our distinctive menu with healthier alternatives appeals to consumers across a wide variety of socio-economic backgrounds and drives our balanced day-part mix.

Growth Strategies and Outlook

We plan to continue to expand our business, drive restaurant sales growth and enhance our competitive positioning by executing on the following strategies:

•	expand our restaurant base;

•	increase our comparable restaurant sales; and

•	enhance operations and leverage our infrastructure.

We believe we are in the early stages of our growth story with 401 current locations in five states, as of March 26, 2014, and estimate, based on internal analysis and a study prepared by Buxton Co., a long-term total restaurant potential in the United States of approximately 2,300 locations. For the year ended December 25, 2013, we opened two new company-operated and five new franchised restaurants, and in 2014 we intend to open eight to 10 new company-operated and four to six new franchise restaurants across California, Nevada and Texas. Over the long term, we plan to grow the number of El Pollo Loco restaurants by 8% to 10% annually. To increase comparable restaurant sales, we plan to increase customer frequency, attract new customers and improve per person spend. We believe we are well positioned for future growth, with a developed corporate infrastructure capable of supporting a future restaurant base that is greater than our existing one. Additionally, we believe we have an opportunity to optimize costs and enhance our profitability as we benefit from economies of scale. These growth rates are not guaranteed.

Highlights and Trends

Comparable Restaurant Sales

For the thirteen weeks ending March 26, 2014, fiscal 2013 and fiscal 2012, comparable restaurant sales system-wide increased 7.2%, 7.0% and 9.9%, respectively. Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A restaurant enters our comparable restaurant base the first full week after its 15-month anniversary. System-wide comparable restaurant sales include restaurant sales at all comparable company-operated restaurants and at all comparable franchised restaurants, as reported by franchisees. Comparable restaurant sales at company-operated restaurants increased 5.4% for the thirteen weeks ending March 26, 2014, 5.3% for fiscal 2013, and 8.6% for fiscal 2012. The increase in company-operated comparable restaurant sales for the thirteen weeks ended March 26, 2014 was primarily the result of an increase in average check size of 4.0% and an increase in traffic of 1.4% compared to the thirteen weeks ended March 27, 2013. The increase in company-operated comparable restaurant sales in 2013 was driven by an increase in average check size of 2.7% and by traffic growth of 2.6%. In 2012, the increases in average check size and in transactions growth were 6.0% and 2.6%, respectively, for company-operated restaurants in our comparable base. Comparable restaurant sales at franchised restaurants increased 8.3%, 8.8% and 11.0% for the thirteen weeks ending March 26, 2014, fiscal 2013 and fiscal 2012, respectively.

Restaurant Development

Our restaurant counts at the end of each of the last three fiscal years and the thirteen weeks ended March 26, 2014 are as follows:

	Thirteen Weeks Ended	Fiscal Year Ended
	March 26, 2014	2013	2012	2011
Company-operated restaurant activity:
Beginning of period	168	169	165	171
Openings	—	2	4	—
Closures	—	(3)	—	(6)
Restaurants at end of period	168	168	169	165
Franchised restaurant activity:
Beginning of period	233	229	229	241
Openings	—	5	3	—
Closures	—	(1)	(3)	(12)
Restaurants at end of period	233	233	229	229
Total restaurant activity:
Beginning of period	401	398	394	412
Openings	—	7	7	—
Closures	—	(4)	(3)	(18)
Restaurants at end of period	401	401	398	394

Since 2011 we have focused on repositioning our brand, improving operational efficiency and brand awareness, strengthening our management team, and refinancing our indebtedness in preparation for future growth. New restaurant development is expected to be a key driver of our growth strategy. We plan to open an estimated eight to 10 company-operated restaurants in fiscal 2014. Additionally, we estimate that our franchisees will open four to six new restaurants in fiscal 2014. From time to time we and our franchisees close restaurants and we anticipate closing one to two company-operated restaurants in fiscal 2014.

Restaurant Remodeling

We and our franchisees commenced our remodeling program in 2011 and, as of March 26, 2014, together we have remodeled a total of 152 restaurants, including 70 that are company-operated. We expect to have remodeled over 50% of our restaurant system by the end of 2014. Remodeling is a use of cash and has implications for our net property and depreciation line items on our consolidated balance sheets and statements of operations, among others. The cost of our restaurant remodels varies depending on the scope of work required, but on average the investment is $270,000 per restaurant. We believe our remodeling program will result in higher restaurant revenue and a strengthened brand.

2013 Refinancing

In October 2013, we refinanced our $12.5 million first lien revolving credit facility, $170 million first lien term loan facility and $105 million 17% Second Priority Senior Secured Notes due 2018 (the “2018 Notes”) by entering into our current senior secured credit facilities, which include our $15 million first lien Revolving Credit Facility and our $190 million First Lien Term Loan Facility (each as defined under “—Liquidity and Capital Resources—Debt and Other Obligations—Senior Secured Credit Facilities” below) and our $100 million Second Lien Term Loan Facility (the “2013 Refinancing”). Our senior secured credit facilities carry longer maturities and lower interest rates than the indebtedness they replaced. Following the completion of the 2013 Refinancing, our interest expense declined by approximately $17.8 million on an annualized basis or approximately 49% of our $36.3 million of interest expense for fiscal 2013.

Key Performance Indicators

To evaluate the performance of our business, we utilize a variety of financial and performance measures. These key measures include company-operated restaurant revenue, comparable restaurant sales, company-operated average unit volumes, restaurant contribution and restaurant contribution margin, new restaurant openings, EBITDA and Adjusted EBITDA.

Company-Operated Restaurant Revenue

Company-operated restaurant revenue consists of sales of food and beverages in company-operated restaurants net of promotional allowances, employee meals and other discounts. Company-operated restaurant revenue in any period is directly influenced by the number of operating weeks in such period, the number of open restaurants and comparable restaurant sales.

Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced January and December traffic and higher in the second and third quarters. As a result of seasonality, our quarterly and annual results of operations and key performance indicators such as company restaurant revenue and comparable restaurant sales may fluctuate.

Comparable Restaurant Sales

We closely monitor company, franchise and total system comparable restaurant sales. Comparable restaurant sales reflect the change in year-over-year sales for the comparable company, franchise and total system restaurant base. We define comparable restaurant base to include those restaurants open for 15 months or longer. As of March 26, 2014, December 25, 2013, December 26, 2012 and December 28, 2011, there were 164, 161, 164 and 167 restaurants, respectively, in our comparable company-operated restaurant base. As of March 26, 2014, December 25, 2013, December 26, 2012 and December 28, 2011, there were 228, 227, 229 and 229 restaurants, respectively, in our comparable franchise-operated restaurant base. This measure highlights the performance of existing restaurants as the impact of new restaurant openings is excluded. Comparable restaurant sales growth can be generated by an increase in the number of meals sold and/or by increases in the average check amount resulting from a shift in menu mix and/or higher prices resulting from new products or price increases.

Company-Operated Average Unit Volumes

We measure company-operated AUVs on both a weekly and an annual basis. Weekly AUVs consist of comparable restaurant sales over a seven day period from Thursday to Wednesday. Annual AUVs are calculated using the following methodology: First, we divide our total net sales for all company-operated restaurants for the fiscal year by the total number of restaurant operating weeks during the same period. Second, we annualize that average weekly per-restaurant sales figure by multiplying it by 52. An operating week is defined as a restaurant open for business over a seven day period from Thursday to Wednesday. This measurement allows management to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base.

Restaurant Contribution and Restaurant Contribution Margin

Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, GAAP. Restaurant contribution is defined as company-operated restaurant revenue less company restaurant expenses. Restaurant contribution margin is defined as restaurant contribution as a percentage of net company-operated restaurant revenue. Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to those reported by other companies. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Management believes that restaurant contribution and restaurant contribution margin are important tools for investors because they are widely-used metrics within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution and restaurant contribution margin as key metrics to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of restaurant contribution to company-operated restaurant revenue.

New Restaurant Openings

The number of restaurant openings reflects the number of new restaurants opened by us and our franchisees during a particular reporting period. Before a new restaurant opens, we and our franchisees incur pre-opening costs, as described below. New restaurants often open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. New restaurants typically experience normal inefficiencies in the form of higher food and paper, labor and other direct operating expenses and, as a result, restaurant contribution margins are generally lower during the start-up period of operation. The average start-up period after which our new restaurants’ revenue and expenses normalize is approximately eight to 12 weeks. When we enter new markets, we may be exposed to start-up times and restaurant contribution margins that are longer and lower than reflected in our average historical experience.

EBITDA and Adjusted EBITDA

EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation, amortization and items that we do not consider representative of our ongoing operating performance, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income (loss), operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to compare our performance to that of our competitors.

The following table sets forth reconciliations of EBITDA and Adjusted EBITDA to our net income (loss):

	Thirteen Weeks Ended		Fiscal Year Ended
	March 26, 2014	March 27, 2013	2013	2012	2011
	(Amounts in thousands, except per share data)
Net income (loss)	$5,470	$(60)	$(16,873)	$(7,865)	$(32,471)
Non-GAAP Adjustments:
Provision for income taxes	417	164	1,401	2,027	1,579
Interest expense, net	5,623	9,780	36,334	38,890	37,715
Depreciation and amortization	2,595	2,404	10,213	9,530	9,615
EBITDA	$14,105	$12,288	31,075	42,582	16,438

Stock based compensation expense(a)	169	85	822	860	40
Management fees(b)	158	155	624	612	674
Loss on disposal of assets(c)	276	190	868	966	197
Impairment and closures(d)	53	65	(101)	1,494	2,014
Debt extinguishment expense(e)	—	—	21,530	—	20,173
Pre-opening costs(f)	108	104	201	320	—
Adjusted EBITDA	$14,869	$12,887	$55,019	$46,834	$39,536

(a)	Includes non-cash, stock-based compensation.

(b)	Includes management fees and other out-of-pocket costs paid to our sponsors.

(c)	Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.

(d)	Includes costs related to impairment of long-lived assets and closing restaurants. In 2013, we reversed a portion of the close-store reserves established in 2012, due to our subleasing, in 2013, of one of the reserved restaurants at a lower net cost than originally estimated.

(e)	Includes costs associated with our debt refinancing transactions in July 2011 and October 2013.

(f)	Pre-opening costs are a component of general and administrative expenses, and consist of costs directly associated with the opening of new restaurants and incurred prior to opening, including management labor costs, staff labor costs during training, food and supplies used during training, marketing costs and other related pre-opening costs. These are generally incurred over the three to five months prior to opening. Pre-opening costs also include occupancy costs incurred between the date of possession and opening date of our restaurants.

Key Financial Definitions

Revenue

Our revenue is derived from two primary sources: company-operated restaurant revenue and franchise revenue, the latter of which is comprised primarily of franchise royalties and, to a lesser extent, franchise fees and sublease rental income.

Food and Paper Costs

Food and paper costs include the direct costs associated with food, beverage and packaging of our menu items. The components of food and paper costs are variable in nature, change with sales volume, are impacted by menu mix and are subject to increases or decreases in commodity costs.

Labor and Related Expenses

Labor and related expenses include wages, payroll taxes, workers’ compensation expense, benefits and bonuses paid to our restaurant management teams. Like other expense items, we expect labor costs to grow proportionately as our restaurant revenue grows. Factors that influence labor costs include minimum wage and payroll tax legislation, the frequency and severity of workers’ compensation claims, health care costs and the performance of our restaurants.

Occupancy Costs and Other Operating Expenses

Occupancy costs include rent, common area maintenance and real estate taxes. Other restaurant operating expenses include the costs of utilities, advertising, credit card processing fees, restaurant supplies, repairs and maintenance and other restaurant operating costs.

General and Administrative Expenses

General and administrative expenses is comprised of expenses associated with corporate and administrative functions that support the development and operations of our restaurants, including compensation and benefits, travel expenses, stock compensation costs, legal and professional fees and other related corporate costs. Also included are pre-opening costs and expenses above the restaurant level, including salaries for field management, such as area and regional managers, and franchise field operational support.

Franchise Expenses

Franchise expenses are primarily comprised of rent expenses incurred on properties leased by us and then sublet to franchisees and expenses incurred in support of franchisee information technology systems.

Depreciation and Amortization

Depreciation and amortization primarily consists of the depreciation of fixed assets, including leasehold improvements and equipment.

Loss on Disposal of Assets

Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.

Asset Impairment and Close-Store Reserves

We review long-lived assets such as property, equipment and intangibles on a unit-by-unit basis for impairment when events or circumstances indicate a carrying value of the assets that may not be recoverable and record an impairment charge when appropriate. Closure costs include non-cash restaurant charges such as up-front expensing of unpaid rent remaining on the life of a lease.

Interest Expense, Net

Interest expense, net, consists primarily of interest on our outstanding debt. Debt issuance costs are amortized at cost over the life of the related debt.

Loss on Early Extinguishment of Debt

In October 2013, we refinanced our existing debt by entering into our senior secured credit facilities. Our senior secured credit facilities carry longer maturities and lower interest rates than the indebtedness they replaced. As a result of the 2013 Refinancing, we incurred charges for call premiums, a write-off of deferred financing costs and accelerated accretion.

In July 2011, we refinanced our outstanding $12.5 million first lien revolving credit facility, 11.75% Senior Secured Notes due 2012, 11.75% Senior Notes due 2013 and 14.5% Senior Discount Notes due 2014 with a $12.5 million first lien revolving credit facility, $170 million first lien term loan facility and $105 million 17% Second Priority Senior Secured Notes due 2018.

Provision for Income Taxes

Provision for income taxes consists of federal and state taxes on our income.

Results of Operations

Thirteen Weeks Ended March 26, 2014 Compared to Thirteen Weeks Ended March 27, 2013

Our operating results for the thirteen weeks ended March 26, 2014 and March 27, 2013 in absolute terms and expressed as a percentage of total revenue are compared below:

	Thirteen Weeks Ended
	March 26, 2014		March 27, 2013		Increase / (Decrease)
	($ ,000)	(%)	($ ,000)	(%)	($ ,000)	(%)
Statement of Operations Data:
Revenue
Company-operated restaurant revenue	$76,213	93.6	$72,069	93.6	$4,144	5.8
Franchise revenue	5,214	6.4	4,926	6.4	288	5.8
Total revenue	81,427	100.0	76,995	100.0	4,432	5.8
Cost of operations
Food and paper costs	24,023	29.5	22,696	29.5	1,327	5.8
Labor and related expenses	19,313	23.7	19,070	24.8	243	1.3
Occupancy and other operating expenses	16,044	19.7	15,524	20.2	520	3.3
Company restaurant expenses	59,380	72.9	57,290	74.4	2,090	3.6
General and administrative expenses	6,630	8.1	6,193	8.0	437	7.1
Franchise expenses	983	1.2	969	1.3	14	1.4
Depreciation and amortization	2,595	3.2	2,404	3.1	191	7.9
Loss on disposal of assets	276	0.3	190	0.2	87	45.3
Asset impairment and close-store reserves	53	0.1	65	0.1	(12)	(18.5)
Total expenses	69,917	85.9	67,111	87.2	2,806	4.2
Income from operations	11,510	14.1	9,884	12.8	1,626	16.5
Interest expense, net	5,623	6.9	9,780	12.7	(4,157)	(42.5)
Income before provision for income taxes	5,887	7.2	104	0.1	5,783	5,560.6
Provision for income taxes	(417)	0.5	(164)	0.2	(253)	154.3
Net income (loss)	$5,470	6.7	$(60)	(0.1)	$5,530	(9,216.7)

Company-Operated Restaurant Revenue

Company-operated restaurant revenue increased $4.1 million, or 5.8%, for the thirteen weeks ended March 26, 2014, primarily due to an increase in company-operated comparable restaurant sales of $3.8 million, or 5.4%. The growth in company-operated comparable restaurant sales was primarily due to an increase in average check size of 4.0% and an increase in traffic of 1.4% compared to the thirteen weeks ended March 27, 2013. Company-operated restaurant revenue was also favorably impacted by $1.0 million of additional sales from restaurants not in the comparable base. This was partially offset by $0.6 million of lost sales from restaurants that closed in 2013.

Franchise Revenue

Franchise revenue increased $0.3 million, or 5.8%, for the thirteen weeks ended March 26, 2014, primarily due to higher franchised comparable restaurant sales of 8.3%.

Food and Paper Costs

Food and paper costs increased $1.3 million for the thirteen weeks ended March 26, 2014, consisting of a $1.1 million increase in food costs and a $0.2 million increase in paper costs. The increase in food and paper costs was primarily due to higher revenue and higher product costs related to chicken and packaging. Food and paper costs as a percentage of total revenue were 29.5% for each of the thirteen weeks ended March 26, 2014 and March 27, 2013.

Labor and Related Expenses

Payroll and benefit expenses increased $0.2 million for the thirteen weeks ended March 26, 2014, primarily due to increased labor costs resulting from higher sales, partially offset by a $0.2 million decrease in group health insurance and workers’ compensation expenses due to lower year-over-year claims activity. Payroll and benefit expenses as a percentage of total revenue were 23.7% for the thirteen weeks ended March 26, 2014 compared to 24.8% for the thirteen weeks ended March 27, 2013. This decrease was primarily due an increase in revenue, the relatively fixed nature of labor costs and the decrease in group health insurance and workers’ compensation expenses noted above.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses increased $0.5 million for the thirteen weeks ended March 26, 2014, primarily due to a $0.3 million increase in utility costs, resulting primarily from higher gas prices, and a $0.2 million increase in advertising costs, as a result of higher company-operated restaurant revenue. Occupancy and other operating expenses as a percentage of total revenue were 19.7% for the thirteen weeks ended March 26, 2014 compared to 20.2% for the thirteen weeks ended March 27, 2013. This decrease was primarily due to higher restaurant revenue, partially offset by the higher expenses discussed above.

General and Administrative Expenses

General and administrative expenses increased $0.4 million for the thirteen weeks ended March 26, 2014, primarily due to a $0.1 million increase in legal fees due to an increase in litigation activity, an increase in payroll expense primarily due to severance costs resulting from the exit of one of the management team and a $0.1 million increase in stock option expense, primarily due to the vesting of performance-based options. These increases were partially offset by a $0.1 million decrease in medical costs, primarily due to lower claims activity. General and administrative expenses as a percentage of total revenue were 8.1% for the thirteen weeks ended March 26, 2014 compared to 8.0% for the thirteen weeks ended March 27, 2013. This increase was primarily due to the increase in general and administrative expenses discussed above, partially offset by higher total revenue.

Interest Expense, Net

Interest expense, net, decreased $4.2 million for the thirteen weeks ended March 26, 2014, primarily due to a reduction in interest rates on our debt resulting from the 2013 Refinancing. Our current senior secured credit facilities carry longer maturities and lower interest rates than the indebtedness they replaced.

Provision for Income Taxes

We recorded an income tax provision of $0.4 million for the thirteen weeks ended March 26, 2014 compared to $0.2 million for the thirteen weeks ended March 27, 2013. The provision for income taxes relates primarily to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against certain of our deferred tax assets as of March 26, 2014, and March 27, 2013.

Fiscal Year 2013 Compared to Fiscal Year 2012

Our operating results for the fiscal years ended December 25, 2013 and December 26, 2012 in absolute terms and expressed as a percentage of total revenue are compared below:

	Fiscal Year Ended
	2013		2012		Increase / (Decrease)
	($ ,000)	(%)	($ ,000)	(%)	($ ,000)	(%)
Statement of Operations Data:
Revenue
Company-operated restaurant revenue	$294,327	93.5	$274,928	93.6	$19,399	7.1
Franchise revenue	20,400	6.5	18,682	6.4	1,718	9.2
Total revenue	314,727	100.0	293,610	100.0	21,117	7.2
Cost of operations
Food and paper costs	93,589	29.7	85,428	29.1	8,161	9.6
Labor and related expenses	75,669	24.0	73,406	25.0	2,263	3.1
Occupancy and other operating expenses	63,150	20.1	61,636	21.0	1,514	2.5
Company restaurant expenses	232,408	73.8	220,470	75.1	11,938	5.4
General and administrative expenses	25,506	8.1	24,451	8.3	1,055	4.3
Franchise expenses	3,841	1.2	3,647	1.2	194	5.3
Depreciation and amortization	10,213	3.2	9,530	3.2	683	7.2
Loss on disposal of assets	868	0.3	966	0.3	(98)	(10.1)
Asset impairment and close-store reserves	(101)	(0.0)	1,494	0.6	(1,595)	(106.8)
Total expenses	272,735	86.6	260,558	88.7	12,177	4.7
Gain on disposal of restaurant	400	0.1	—	—	400	—
Income from operations	42,392	13.5	33,052	11.3	9,340	28.3
Interest expense, net	36,334	11.5	38,890	13.3	(2,556)	(6.6)
Loss on early extinguishment of debt	21,530	6.9	—	—	21,530	—
Loss before provision for income taxes	(15,472)	(4.9)	(5,838)	(2.0)	(9,634)	165.0
Provision for income taxes	(1,401)	(0.4)	(2,027)	(0.7)	626	(30.9)
Net loss	$(16,873)	(5.3)	$(7,865)	(2.7)	$(9,008)	114.5

Company-Operated Restaurant Revenue

Company-operated restaurant revenue increased $19.4 million, or 7.1%, for fiscal 2013, primarily due to an increase in company-operated comparable restaurant sales of $14.1 million, or 5.3%. The growth in company-operated comparable sales was primarily the result of an increase in average check size of 2.7% and an increase in traffic of 2.6% compared to the prior year. Company-operated restaurant revenue was also favorably impacted by $6.8 million of additional sales from restaurants not in the comparable restaurant base. This increase was partially offset by $2.4 million of lost sales from the closure of certain restaurants in fiscal 2013.

Franchise Revenue

Franchise revenue increased $1.7 million, or 9.2%, for fiscal 2013, primarily due to higher franchised comparable restaurant sales of 8.8%, $0.2 million in higher franchise fees due to five new franchised restaurants that opened in fiscal 2013 and franchise agreement renewal fees. This increase was partially offset by the negative impacts of the closure of three franchised restaurants in fiscal 2012 and of one closure in fiscal 2013.

Food and Paper Costs

Food and paper costs increased $8.2 million for fiscal 2013, consisting of a $7.5 million increase in food costs and a $0.7 million increase in paper costs. The increase in food and paper costs was primarily due to higher revenue and higher product costs related to chicken and packaging. Food and paper costs as a percentage of total revenue were 29.7% for fiscal 2013 compared to 29.1% for fiscal 2012. The percentage increase resulted primarily from food cost inflation and increases in packaging costs, partially offset by menu price increases.

Labor and Related Expenses

Payroll and benefit expenses increased $2.3 million for fiscal 2013, primarily due to increased labor costs resulting from higher sales and additional labor needs arising from the opening of two new restaurants in fiscal 2013 and four new restaurants in fiscal 2012. This increase was partially offset by decreased labor needs relating to three restaurants that closed in fiscal 2013, and by a $0.3 million decrease in group health insurance expense due to lower year-over-year medical claims. Payroll and benefit expenses as a percentage of total revenue were 24.0% for fiscal 2013 compared to 25.0% for fiscal 2012. This decrease was primarily due an increase in revenue, the relatively fixed nature of labor costs and the decrease in group health insurance expense noted above.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses increased $1.5 million for fiscal 2013, primarily due to an increase in operating expenses, resulting primarily from a $0.8 million increase in operating supply costs and credit and debit card processing fees primarily due to higher sales and a higher percentage of credit card transactions, a $0.7 million increase in advertising costs primarily due to higher company-operated restaurant revenue, and a $0.4 million increase in occupancy expense primarily due to the new restaurants that opened in fiscal 2013 and fiscal 2012. These increases were partially offset by decreases in utilities, primarily due to lower natural gas costs, and repairs and maintenance costs. Occupancy and other operating expenses as a percentage of total revenue were 20.1% for fiscal 2013 compared to 21.0% for fiscal 2012. This decrease was primarily due to higher restaurant revenue, partially offset by the higher expenses discussed above.

General and Administrative Expenses

General and administrative expenses increased $1.1 million for fiscal 2013, primarily due to a $0.6 million increase in legal fees due to an increase in litigation activity, a $0.4 million increase in payroll expense primarily due to the upgrade of various administrative positions to higher salary levels, and higher severance costs due to the departure of one of our senior managers. These increases were partially offset by a decrease in group health insurance primarily due to a decrease in claims. General and administrative expense as a percentage of total revenue was 8.1% for fiscal 2013 compared to 8.3% for fiscal 2012. This decrease was primarily due to higher total revenue, partially offset by the increase in general and administrative expenses discussed above.

Franchise Expenses

Franchise expense increased by $0.2 million for fiscal 2013, primarily due to higher lease expense resulting from increased rents tied to percentage of sales calculations.

Depreciation and Amortization

Depreciation and amortization increased $0.7 million for fiscal 2013, primarily due to the increase in the number of new restaurants and additional equipment related to our remodeling program, partially offset by the closure of three company-operated restaurants in fiscal 2013. Depreciation and amortization as a percentage of total revenue was 3.2% for both fiscal 2013 and fiscal 2012.

Asset Impairment and Close-Store Reserves

Asset impairment and close-store reserve expense decreased $1.6 million to a gain of $0.1 million for fiscal 2013, primarily due to a decrease of $1.6 million in close-store reserves. The 2012 close-store reserve expense resulted from the establishment of a reserve for four restaurants that were anticipated to be closed, while the 2013 gain resulted from the partial reversal in 2013 of the 2012 reserve costs, due to our subleasing one of the reserved restaurants at a lower net cost than originally estimated.

Gain on Disposal of Restaurant

During fiscal 2013, a $0.4 million gain was recognized relating to a restaurant that was closed as a result of an eminent domain purchase by the State of California.

Interest Expense, Net

Interest expense, net, decreased $2.6 million for fiscal 2013, primarily due to a reduction in interest rates on our debt resulting from the 2013 Refinancing. Our current senior secured credit facilities carry longer maturities and lower interest rates than the indebtedness they replaced.

Loss on Early Extinguishment of Debt

We recorded a $21.5 million charge in fiscal 2013 relating to the early extinguishment of debt. This charge resulted from call premiums of $7.9 million, a write-off of deferred financing costs of $8.4 million and accelerated accretion of $5.2 million resulting from the 2013 Refinancing. As a result of the 2013 Refinancing, we incurred banking fees, early repayment penalties and other related costs.

Provision for Income Taxes

Despite having a net loss in both fiscal 2013 and fiscal 2012, our provision for income taxes consisted of income tax expense of $1.4 million for fiscal 2013 and $2.0 million for fiscal 2012, primarily related to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against certain of our deferred tax assets as of December 25, 2013, and December 26, 2012.

Fiscal Year 2012 Compared to Fiscal Year 2011

Our operating results for the fiscal years ended December 26, 2012 and December 28, 2011 in absolute terms and expressed as a percentage of total revenue are compared below:

	Fiscal Year Ended
	2012		2011		Increase (Decrease)
	($ ,000)	(%)	($ ,000)	(%)	($ ,000)	(%)
Statement of Operations Data:
Revenue
Company-operated restaurant revenue	$274,928	93.6	$255,361	93.5	$19,567	7.7
Franchise revenue	18,682	6.4	17,877	6.5	805	4.5
Total revenue	293,610	100.0	273,238	100.0	20,372	7.5
Cost of operations
Food and paper costs	85,428	29.1	78,873	28.9	6,555	8.3
Labor and related expenses	73,406	25.0	69,584	25.5	3,822	5.5
Occupancy and other operating expenses	61,636	21.0	59,269	21.7	2,367	4.0
Company restaurant expenses	220,470	75.1	207,726	76.0	12,744	6.1
General and administrative expenses	24,451	8.3	22,828	8.4	1,623	7.1
Franchise expenses	3,647	1.2	3,862	1.4	(215)	(5.6)
Depreciation and amortization	9,530	3.2	9,615	3.5	(85)	(0.9)
Loss on disposal of assets	966	0.3	197	0.1	769	390.4
Asset impairment and close-store reserves	1,494	0.6	2,014	0.7	(520)	(25.8)
Total expenses	260,558	88.7	246,242	90.1	14,316	5.8
Income from operations	33,052	11.3	26,996	9.9	6,056	22.4
Interest expense, net	38,890	13.3	37,715	13.8	1,175	3.1
Loss on early extinguishment of debt	—	—	20,173	7.4	(20,173)	(100.0)
Loss before provision for income taxes	(5,838)	(2.0)	(30,892)	(11.3)	25,054	(81.1)
Provision for income taxes	(2,027)	(0.7)	(1,579)	(0.6)	(448)	28.4
Net loss	$(7,865)	(2.7)	$(32,471)	(11.9)	$24,606	(75.8)

Company-Operated Restaurant Revenue

Company-operated restaurant revenue increased $19.6 million, or 7.7%, for fiscal 2012, primarily due to an increase in company-operated comparable restaurant sales of $21.4 million, or 8.6%. The growth in company-operated comparable restaurant sales was primarily due to an increase in average check size of 6.0% and an increase in traffic of 2.6% compared to the prior year. Restaurant revenue was also favorably impacted by $2.5 million of additional sales from restaurants not in the comparable restaurant base. This was partially offset by $3.2 million of lost sales from restaurants that closed in fiscal 2011. No company-operated restaurants were closed in fiscal 2012.

Franchise Revenue

Franchise revenue increased $0.8 million, or 4.5%, for fiscal 2012, primarily due to a $1.2 million increase in royalty income primarily due to higher franchised comparable restaurant sales of 11.0%. This increase was partially offset by the closure of 12 franchised restaurants in fiscal 2011, three closures in fiscal 2012 and a $0.4 million reduction in franchise development fees.

Food and Paper Costs

Food and paper costs increased $6.6 million for fiscal 2012, consisting of a $5.5 million increase in food costs and a $1.1 million increase in paper costs. The increase in food and paper costs resulted primarily from higher revenue and higher product costs related to chicken and packaging. Food and paper costs as a percentage of total revenue were 29.1% for fiscal 2012 compared to 28.9% for fiscal 2011. The percentage increase resulted primarily from food cost inflation and increases in packaging costs, partially offset by menu price increases.

Labor and Related Expenses

Payroll and benefit expenses increased $3.8 million for fiscal 2012, primarily due to higher labor costs relating to increased sales volumes, and a $1.3 million increase in workers’ compensation expense due to higher payments and reserves required to cover various prior year claims. Increases in labor costs were partially offset by a $0.2 million decrease in group health insurance due to lower year-over-year medical claims. Payroll and benefit expenses as a percentage of total revenue were 25.0% for fiscal 2012 compared to 25.5% for fiscal 2011. This decrease was primarily due to the leveraging effect of an increase in restaurant revenue, partially offset by the increase in workers’ compensation expense discussed above.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses increased $2.4 million for fiscal 2012, primarily due to a $0.9 million increase in advertising costs as a result of higher company-operated restaurant revenue, a $0.6 million increase in repair and maintenance expense, a $1.0 million increase in other operating expenses primarily due to higher operating supply costs and to credit and debit card processing fees primarily due to higher sales and a higher percentage of credit card transactions, and a $0.3 million increase in occupancy costs primarily due to higher general liability claims compared to the prior year. These increases were partially offset by lower utilities costs, primarily due to lower natural gas costs. Occupancy and other operating expenses as a percentage of total revenue were 21.0% for fiscal 2012 compared to 21.7% for fiscal 2011. This decrease was primarily due to higher restaurant revenue, partially offset by the higher expenses discussed above.

General and Administrative Expenses

General and administrative expenses increased $1.6 million for fiscal 2012, primarily due to a $1.4 million increase in compensation expense as a result of increased profitability in fiscal 2012, a $0.3 million increase in restaurant opening expense, a $0.2 million increase in legal fees due to higher claims activity, and a $0.8 million increase in stock compensation expense due primarily to a grant of new stock options in fiscal 2012. These increases were partially offset by a $0.3 million decrease in outside services due to a reduction in consulting fees, a $0.2 million decrease in group health insurance primarily due to lower claims activity, and a $0.6 million reduction in payroll expense primarily due to a decrease in severance expense. General and administrative expense as a percentage of total revenue was 8.3% in fiscal 2012 compared to 8.4% in fiscal 2011 resulting primarily from higher revenue partially offset by the increase in general and administrative expenses discussed above.

Franchise Expenses

Franchise expense decreased $0.2 million for fiscal 2012, primarily due to a $0.4 million decrease in lease expense relating to subleased restaurants, partially offset by a $0.2 million increase in point-of-sales expenses to support more franchisees utilizing our point-of-sales system. Franchise expense as a percentage of total revenue was 1.2% for fiscal 2012 compared with 1.4% for fiscal 2011. This decrease was due to higher total revenue and to lower franchise expense, as discussed above.

Depreciation and Amortization

Depreciation and amortization decreased $0.1 million for fiscal 2012, primarily due to assets being fully depreciated and to the closure of six company-operated restaurants in fiscal 2011, partially offset by depreciation on equipment related to our restaurant remodeling program and four new company-operated restaurants that opened in fiscal 2012. Depreciation and amortization as a percentage of total revenue decreased to 3.2% for fiscal 2012 compared with 3.5% for fiscal 2011, primarily due to higher total revenue and the lower depreciation on restaurant equipment discussed above.

Loss on Disposal of Assets

Loss on disposal of assets was $1.0 million for fiscal 2012 compared to $0.2 million for fiscal 2011. This increase was primarily due to increased asset disposals as a result of an increase in the number of restaurants remodeled in fiscal 2012 compared to fiscal 2011.

Asset Impairment and Close-Store Reserves

Asset impairment and close-store reserve expense decreased $0.5 million for fiscal 2012, primarily due to a decrease in non-cash impairment charges recorded to reduce the carrying values of certain assets to their estimated fair market values, partially offset by an increase in close-store reserve for costs related to one restaurant that was closed and for three restaurants which were being marketed for sublease. Asset impairment and close-store reserve as a percentage of total revenue decreased to 0.6% for fiscal 2012 compared with 0.7% for fiscal 2011. This decrease was due to higher total revenue and to the lower impairment and close-store expenses discussed above.

Interest Expense, Net

Interest expense, net, increased $1.2 million for fiscal 2012, primarily due to an increase in our average debt balances, the accretion of the 2018 Notes, which were issued at 3% discounts in conjunction with our debt refinancing on July 14, 2011, an increase in our weighted average interest rate after the debt refinancing, and an adjustment to market of our interest rate cap hedging agreement, purchased in conjunction with the requirements of our credit agreements.

Loss on Early Extinguishment of Debt

We recorded a $20.2 million charge in fiscal 2011 relating to the early extinguishment of debt. This charge resulted from call premiums of $12.7 million, a write-off of deferred financing costs of $6.1 million and accelerated accretion of $1.5 million on our outstanding 11.75% Senior Secured Notes due 2012, 11.75% Senior Notes due 2013 and 14.5% Senior Discount Notes due 2014 that were tendered pursuant to our refinancing on July 14, 2011. No such charge was incurred in fiscal 2012.

Provision for Income Taxes

Despite having a net loss in both fiscal 2012 and fiscal 2011, our provision for income taxes consisted of income tax expense of $2.0 million for fiscal 2012 and $1.6 million for fiscal 2011, primarily related to the effect of changes in our deferred taxes and the related effect of maintaining a full valuation allowance against certain of our deferred tax assets as of December 26, 2012, and December 28, 2011.

Quarterly Financial Data

The following table presents select historical quarterly consolidated statements of operations data and other operations data through March 2014. This quarterly information has been prepared using our unaudited consolidated financial statements and includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of the interim periods.

	Fiscal Quarter Ended (Unaudited)
	2014		2013					2012
(Dollar amounts in thousands)	Mar.		Dec.		Sept.	June	Mar.	Dec.		Sept.	June	Mar.
Selected Financial Data
Total revenue ($)	81,427		76,238		79,767	81,727	76,995	72,071		76,335	74,723	70,481
Income from Operations ($)	11,510		9,676		10,651	12,181	9,884	5,203		8,947	9,235	9,667
Net income (loss) ($)	5,470	(2)	(18,141	)(3)	918	410	(60)	(6,120	)(4)	(1,016)	(524)	(205)
Adjusted EBITDA ($)	14,869		13,016		13,725	15,391	12,887	9,889		12,116	12,563	12,266
Selected Operating Data
Number of restaurants (at period end)
Company-operated	168		168		168	167	169	169		169	165	165
Franchised	233		233		231	231	229	229		229	229	230
System-wide	401		401		399	398	398	398		398	394	395
Average unit volume (company-operated)(1)	1,813		1,707		1,772	1,833	1,718	1,590		1,721	1,705	1,608
Comparable restaurant sales growth (%)
Company-operated	5.4		5.4		2.2	6.9	6.7	6.8		10.1	8.5	8.8
Franchised	8.3		7.7		5.4	11.7	10.5	10.4		13.2	10.2	9.9
System-wide	7.2		6.5		3.7	9.6	8.5	8.6		12.0	9.5	9.5
Restaurant contribution margin (%)	22.1		20.4		20.7	22.5	20.5	18.0		19.6	20.3	21.3
(1)	AUVs consist of average annualized sales of all company-owned restaurants over the trailing 12 periods in a typical operating year.
(2)	The 2013 Refinancing resulted in lower interest rates on our indebtedness, which has contributed to lower interest expense and higher net income in subsequent periods.
(3)	During the 14 weeks ended December 25, 2013, we refinanced our $12.5 million first lien revolving credit facility, $170 million first lien term loan facility and our 2018 notes by entering into our current senior secured credit facilities. The 2013 Refinancing resulted in a one time charge to our consolidated statement of operations of $21.5 million, reflecting call premiums on the retired debt obligations and expense related to unamortized deferred financing cost and unamortized discounts.
(4)	The more significant components of the loss in the 13 weeks ended December 26, 2012 reflect a tax expense of approximately $1.6 million and close-store reserves of approximately $1.1 million.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have been cash provided from operations, cash and cash equivalents, and our senior secured credit facilities. Our primary requirements for liquidity and capital are new restaurants, existing restaurant capital investments (remodels and maintenance), principal and interest payments on our debt, lease obligations and working capital and general corporate needs. Our working capital requirements are not significant since our customers pay for their purchases in cash or by payment card (credit or debit) at the time of sale. Thus, we are able to sell many of our inventory items before we have to pay our suppliers for such items. Our restaurants do not require significant inventories or receivables. We believe these sources of liquidity and capital will be sufficient to finance our continued operations and expansion plans for at least the next 12 months.

In October 2013, we refinanced our $12.5 million first lien revolving credit facility, $170 million first lien term loan facility and $105 million 17% Second Priority Senior Secured Notes due 2018 by entering into our current senior secured credit facilities, which include our $15 million first lien Revolving Credit Facility, $190 million First Lien Term Loan Facility and $100 million Second Lien Term Loan Facility. Our senior secured credit facilities carry longer maturities and lower interest rates than the indebtedness they replaced.

Following the completion of this offering and the use of proceeds described herein, our outstanding indebtedness (assuming debt balances as of December 25, 2013) will be reduced by approximately $99.1 million, or 34.3%, and our annualized interest expense will decline by approximately $10.1 million, which would have represented a reduction of approximately 27.8% of our $36.3 million of interest expense for fiscal 2013.

The following table presents summary cash flow information for the periods indicated (in thousands).

	Thirteen Weeks Ended		Fiscal Year Ended
(Amounts in thousands)	March 26, 2014	March 27, 2013	2013	2012	2011
Net cash provided by (used in)
Operating activities	$7,582	$(3,076)	$19,700	$19,409	$6,454
Investing activities	(3,661)	(3,324)	(13,787)	(14,993)	(3,709)
Financing activities	(539)	(479)	(10,385)	(1,920)	(6,469)
Net increase (decrease) in cash	$3,382	$(6,879)	$(4,472)	$2,496	$(3,724)

Operating Activities

For the thirteen weeks ended March 26, 2014, compared to the thirteen weeks ended March 27, 2013, net cash provided by operating activities increased by $10.7 million primarily due to cash generated by increased revenue as a result of company comparable sales growth and lower interest payments resulting from the refinancing of our credit facilities in October 2013. The refinancing of our credit facilities resulted in lower interest payments due primarily to lower interest rates and the payment of accrued interest at the time of the refinancing resulting in lower interest payments for the thirteen weeks ended March 26, 2014 compared to the thirteen weeks ended March 27, 2013.

For fiscal 2013, net cash provided by operating activities increased by $0.3 million as cash generated by increased revenue was partially offset by an increase in cash payments for interest expense due to our refinancing of our debt in October 2013, which required payment of accrued interest through the closing date of the refinancing.

Net cash provided by operating activities increased by $12.9 million in fiscal 2012 versus fiscal 2011 primarily due to increased revenue as a result of company comparable sales growth and higher franchise royalties.

Investing Activities

For the thirteen weeks ended March 26, 2014, compared to the thirteen weeks ended March 27, 2013, cash used in investing activities increased by $0.3 million primarily due to increased capital expenditures related to the remodeling of restaurants.

Cash used in investing activities declined by $1.2 million in fiscal 2013 versus fiscal 2012 primarily due to reduced capital expenditures. Capital expenditures consist of cash paid related to new restaurant construction, the remodel and maintenance of existing restaurants and other corporate expenditures.

Cash used in investing activities increased by $11.3 million in fiscal 2012 versus fiscal 2011 primarily due to increased capital spending for new restaurants and remodels.

We intend to spend approximately $26.0 million to $30.0 million in fiscal 2014 on capital expenditures, including $11.0 million to $14.0 million for new restaurant construction, $5.0 million to $7.0 million for remodeling and $9.0 million to $10.0 million on equipment and other capital goods.

Financing Activities

For both the thirteen weeks ended March 26, 2014 and March 27, 2013, cash used in financing activities was $0.5 million.

Cash used in financing activities increased by $8.5 million in fiscal 2013 versus fiscal 2012 primarily due to costs incurred to refinance EPL’s former senior secured credit facility and the 2018 Notes on October 11, 2013.

Cash used in financing activities decreased by $4.5 million in fiscal 2012 versus fiscal 2011 primarily due to $25.9 million in costs incurred to refinance EPL’s former debt facilities, netted against capital contributions of $22.6 million and a net payout of debt of $2.9 million.

Debt and Other Obligations

Senior Secured Credit Facilities

On October 11, 2013, EPL entered into (i) a first lien credit agreement (the “First Lien Credit Agreement”) with Intermediate as guarantor, Jefferies Finance LLC as administrative agent and collateral agent, General Electric Capital Corporation as issuing bank and swing line lender, Golub Capital LLC as syndication agent and with various lenders and (ii) a second lien credit agreement (the “Second Lien Credit Agreement”) with Intermediate as guarantor, Jefferies Finance LLC as administrative agent and collateral agent and with various lenders.

The First Lien Credit Agreement provides for a $15 million revolving credit facility (including obligations in respect of revolving loans, swing line loans and letters of credit) (the “Revolving Credit Facility”) and a $190 million first lien term loan facility (the “First Lien Term Loan Facility”) and bears interest at an adjusted LIBOR Rate (with a 1% floor) or Alternate Base Rate plus an applicable margin. The applicable margin is 4.25% with respect to adjusted LIBOR advances and 3.25% with respect to Alternate Base Rate advances. The Revolving Credit Facility and First Lien Term Loan Facility are secured by a first priority lien on substantially all of the assets of EPL and Intermediate. The Revolving Credit Facility and First Lien Term Loan Facility mature on October 11, 2018. Under the Revolving Credit Facility, EPL had $7.3 million in letters of credit outstanding and $7.7 million available for borrowing as of March 26, 2014.

The Second Lien Credit Agreement provides for a $100 million Second Lien Term Loan Facility (the “Second Lien Term Loan Facility”) and bears interest at an adjusted LIBOR or Alternate Base Rate plus an applicable margin. The applicable margin rate is 8.50% with respect to adjusted LIBOR advances and 7.50% with respect to Alternate Base Rate advances. The Second Lien Term Loan Facility is secured by a second priority lien on substantially all of the assets of EPL and Intermediate. The Second Lien Term Loan Facility matures on April 11, 2019.

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, EPL’s ability to (i) incur additional indebtedness, (ii) issue preferred stock, (iii) create liens on assets, (iv) engage in mergers or consolidations, (v) sell assets, (vi) make investments, loans or advances, (vii) make certain acquisitions, (viii) engage in certain transactions with affiliates, (ix) authorize or pay dividends and (x) change its lines of business or fiscal year. In addition, our senior secured credit facilities require EPL to maintain, on a consolidated basis, a minimum interest coverage ratio and not to exceed a maximum total leverage ratio. As of the date of this prospectus, we were in compliance with our senior secured credit facilities’ financial covenants.

On July 9, 2014, we agreed with our lenders to amend the terms of our First Lien Credit Agreement to remove restrictions on capital expenditures and permit special dividend payments of up to $11 million per fiscal year (not to exceed $33 million in the aggregate) for purposes of our income tax receivable agreement (the “Amendment”). See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.” These Amendment provisions will become operative only upon the repayment in full of our Second Lien Term Loan Facility. We intend to use the net proceeds from this offering to repay our Second Lien Term Loan Facility. See “Use of Proceeds.”

Hedging Arrangements

In connection with our credit agreements, we entered into two interest rate caps with Wells Fargo Bank, N.A. The first interest rate cap is for a notional amount of $30 million with a cap rate of 3.00% based on 1 month USD LIBOR and terminates on December 1, 2015. The second interest rate cap is for a notional amount of $120 million with a cap rate of 3.00% based on 1 month USD LIBOR and terminates on December 1, 2016.

Contractual Obligations

The following table represents our contractual commitments (which include expected interest expense, calculated based on current interest rates) to make future payments pursuant to our debt and other obligations disclosed above and pursuant to our restaurant operating leases outstanding as of March 26, 2014:

	Payments Due by Period
(Amounts in thousands)	Total	2014	2015- 2016	2017- 2018	2019 and thereafter
Operating leases	$154,699	$13,984	$33,185	$29,282	$78,248
Capital leases	1,510	312	578	371	249
Long-term debt	383,723	16,278	43,371	222,661	101,413
Total	$539,932	$30,574	$77,134	$252,314	$179,910

Off-Balance Sheet and Other Arrangements

At March 26, 2014, December 25, 2013, December 26, 2012 and December 28, 2011, we had $7.7 million, $7.7 million, $7.0 million and $6.5 million, respectively, of borrowing capacity on the Revolving Credit Facility and EPL’s former revolving credit facility pledged as collateral to secure outstanding letters of credit.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our debt, which bears interest at variable rates and has a USD LIBOR floor of 1.00%. As of March 26, 2014, we had outstanding borrowings of $288.8 million and another $7.3 million of letters of credit in support of our insurance programs. A 1.00% increase in the effective interest rate applied to these borrowings would result in a pre-tax interest expense increase of $3.0 million on an annualized basis.

We manage our interest rate risk through normal operating and financing activities and, when determined appropriate, through the use of derivative financial instruments.

To mitigate exposure to fluctuations in interest rates, we entered into two interest rate caps as discussed above under “—Liquidity and Capital Resources—Debt and Other Obligations—Hedging Arrangements” above.

Inflation

Inflation has an impact on food, paper, construction, utility, labor and benefits, general and administrative and other costs, all of which can materially impact our operations. We have a substantial number of hourly employees who are paid wage rates at or based on the applicable federal or state minimum wage and increases in the minimum wage will increase our labor costs. Since July 1, 2014, the State of California (where most of our restaurants are located) has had a minimum wage of $9.00 per hour. From January 1, 2008, to June 30, 2014, it had been $8.00 per hour. It is scheduled to rise to $10.00 per hour on January 1, 2016. In general, we have been able to substantially offset costs increases resulting from inflation by increasing menu prices, managing menu mix, improving productivity or through other adjustments. We may or may not be able to offset cost increases in the future.

Critical Accounting Policies and Use of Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances in making judgments about the carrying value of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. Management believes that the critical accounting policies and estimates discussed below involve the most difficult management judgments due to the sensitivity of the methods and assumptions used. Our significant accounting policies are described in Note 2 to our consolidated financial statements contained elsewhere in this prospectus.

Revenue Recognition

We record revenue from company-operated restaurants as food and beverage products are delivered to customers and payment is tendered at the time of sale. The Company presents sales net of sales-related taxes and promotional allowances. In the case of gift card sales, we record revenue when the gift card is redeemed by the customer. We record royalties from franchised restaurant sales based on a percentage of restaurant revenues in the period the related franchised restaurants’ revenues are earned. Area development fees and franchise fees are recognized as income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by us. Both franchise fees and area development fees are generally recognized as income upon the opening of a franchised restaurant or upon termination of the related agreement(s).

Goodwill and Indefinite-Lived Intangible Assets, Net

Intangible assets consist primarily of goodwill and trademarks.

We do not amortize our goodwill and indefinite-lived intangible assets. We perform an impairment test annually at the end of each fiscal year. In our annual goodwill impairment assessment at December 25, 2013, we concluded that the fair value of the reporting unit to which goodwill was assigned exceeded our book equity. Accordingly, we did not identify any goodwill impairment. We considered fair value under both income and market comparable approaches, with a weighting of 33% each to a discounted cash flow, a guideline public company analysis and a transaction analysis. The key assumptions in the discounted cash flow model included the discount and growth rates.

In our impairment test for indefinite-lived intangible assets at December 25, 2013, we concluded that the fair value of the indefinite-lived intangible assets exceeded their carrying value and that there was no impairment. We used a relief from royalty methodology to calculate the fair value of the indefinite-lived intangible assets. The key assumptions in the relief from royalty model include a discount rate and growth rates.

These assumptions used in our estimates of fair value are generally consistent with past performance and are also consistent with the projections and assumptions that we use in our forward-looking operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions. Changes in these estimates and assumptions could materially affect our determinations of fair value and impairment.

Long-Lived Assets

We state the value of our property and equipment, including primarily leasehold improvements and restaurant equipment, furniture and fixtures at cost, minus accumulated depreciation and amortization. We calculate depreciation using the straight-line method of accounting over the estimated useful lives of the related assets. We amortize our leasehold improvements using the straight-line method of accounting over the shorter of the lease term (including reasonably assured renewal periods) or the estimated useful lives of the related assets. We expense repairs and maintenance as incurred, but capitalize major improvements and betterments. We make judgments and estimates related to the expected useful lives of those assets that are affected by factors such as changes in economic conditions and changes in operating performance. If we change our assumptions in the future, we may be required to record impairment charges for these assets.

Insurance Reserves

We are responsible for workers’ compensation, general and health insurance claims up to a specified amount. We maintain a reserve for estimated claims both reported and incurred but not reported, based on historical claims experience and other assumptions. In estimating our insurance accruals, we utilize independent actuarial estimates of expected losses, which are based on statistical analyses of historical data. Our actuarial assumptions are closely monitored and adjusted when warranted by changing circumstances. Should claims occur or medical costs increase in greater amounts than we have expected, accruals may not be sufficient, and we may record additional expenses.

Accounting for Lease Obligations

We lease a substantial number of our restaurant properties. At the inception of each lease, we evaluate the property and the lease to determine whether the lease is an operating lease or a capital lease. This lease accounting evaluation may require significant judgment in determining the fair value and useful life of the leased property and the appropriate lease term. The lease term used for the evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured because failure to exercise such an option would result in an economic penalty. Such an economic penalty would typically result from our having to abandon a building or fixture with remaining economic value upon vacating a property.

Franchise Operations

We sublease a number of restaurant properties to our franchisees. As such, we remain principally liable for the underlying leases. If sales trends or economic conditions worsen for our franchisees, their financial health may worsen, our collection rates may decline, and we may be required to assume the responsibility for additional lease payments on what are presently franchised restaurants.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. As of March 26, 2014, we had federal and state net operating loss (“NOL”) carryforwards of $118 million and $122 million, respectively. These NOLs expire beginning in 2024 and 2014, respectively.

As of March 26, 2014, we maintained a full valuation allowance on our deferred tax assets as we have experienced continuing taxable losses, and accordingly have not recognized a benefit for NOL carryforwards or other deferred tax assets in the years ended December 25, 2013 and December 26, 2012 or in the thirteen weeks ended March 26, 2014.

A valuation allowance is required when there is significant uncertainty as to the realizability of deferred tax assets. The ability to realize deferred tax assets is dependent upon our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of our deferred tax assets:

•	future reversals of existing taxable temporary differences;

•	future taxable income or loss, exclusive of reversing temporary differences and carryforwards;

•	tax-planning strategies; and

•	taxable income in prior carryback years.

Because we have generated losses in recent years, our conclusion is that we cannot rely on our long-term financial forecasts to a more-likely-than-not level. Therefore, we have determined that we do not meet the “more likely than not” threshold that NOLs, tax credits and other deferred tax assets will be realized. Accordingly, a valuation allowance is required.

The largest components of the loss generated in the year ended December 25, 2013 related to interest expense on our long term debt of $36.3 million and to loss on early extinguishment of debt of $21.5 million. As discussed under “Use of Proceeds,” we intend to use the net proceeds from this offering to repay our existing second lien term loan facility. Accordingly, this offering is expected to reduce our interest expense in future years and may result in taxable income, and we may realize a three-year cumulative accounting profit in the future. Because this event is a contingent future event, the potential impact of such a future debt repayment cannot yet be factored into our financial results. If these events occur, we will also consider other factors in evaluating the continued need for a full, or partial, valuation allowance. These factors include:

•	current financial performance;

•	our ability to meet short-term and long-term financial and taxable income projections;

•	the overall market environment; and

•	the volatility and trend of the industry in which we operate.

All of the factors that we consider in evaluating whether and when to release all or a portion of the deferred tax asset valuation allowance involve significant judgment. For example, there are many different interpretations of “cumulative losses in recent years” that can be used. Also, significant judgment is involved in making projections of future financial and taxable income, especially because our financial results are significantly dependent upon industry trends. Any reversal of the valuation allowance will favorably impact our results of operations in the period of reversal.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position we take has to have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the responsible authorities. The term “more likely than not” means a likelihood of more than 50 percent. Otherwise, we may not recognize any of the potential tax benefits associated with the position. We recognize a benefit for a tax position that meets the “more likely than not” criterion as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution. Unrecognized tax benefits involve our judgment regarding the likelihood of a benefit being sustained. The final resolutions of uncertain tax positions could result in adjustments to recorded amounts and affect our results of operations, financial position and cash flows; however, we anticipate that any such adjustments would not materially impact our financial statements. As of March 26, 2014, we have not recorded any uncertain tax positions.

Stock-Based Compensation

We measure and recognize compensation expense for the estimated fair value of stock options for employees and non-employee directors and similar awards based on the grant-date fair value of the award. For options that are based on a service requirement, the cost is recognized on a straight-line basis over the requisite service period, usually the vesting period. The options granted in fiscal 2012 had a three-year vesting period (with 25% of the options vesting immediately), while the options granted in fiscal 2013 had a four-year vesting period. For options that are based on performance requirements, costs are recognized over the periods to which the performance criteria relate.

In order to calculate our stock options’ fair values and the associated compensation costs for share-based awards, we utilize the Black-Scholes option pricing model, and we have developed estimates of various inputs including forfeiture rate, expected term, expected volatility and risk-free interest rate. These assumptions generally require significant judgment. The forfeiture rate is based on historical rates and reduces the compensation expense recognized. The expected term for options granted is derived using the “simplified” method, in accordance with SEC guidance. Expected volatility is estimated using four publicly-traded peer companies in our market category. These are selected based on similarities of size and other financial and operational characteristics. Volatility is calculated with reference to the historical daily closing equity prices of our peer companies, prior to the grant date, over a period equal to the expected term. We calculate the risk-free interest rate using the implied yield for a U.S. Treasury security with constant maturity and a remaining term equal to the expected term of our employee stock options. We do not anticipate paying any cash dividends for the foreseeable future and therefore use an expected dividend yield of zero for option valuation purposes.

The following table summarizes the assumptions relating to our stock options for the years ended December 25, 2013 and December 26, 2012. No stock options were granted for the thirteen weeks ended March 26, 2014.

	Fiscal Year Ended
	2013	2012
Risk-free interest rates	1.15% to 1.99%	1.02%
Expected term	6.25 years	5.75 years
Expected dividend yield	0%	0%
Volatility	40.6%	39.0%

If in the future we determine that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate volatility or expected life, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects our general and administrative expense.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements. The effect of forfeiture adjustments was insignificant for the thirteen weeks ended March 26, 2014 and for the years ended December 25, 2013 and December 26, 2012. We will continue to use significant judgment in evaluating the expected term, volatility and forfeiture rate related to our stock-based compensation.

It is necessary to estimate the fair value of the common stock underlying our equity awards when computing fair value calculations under the Black-Scholes option pricing model. The fair value of our common stock was assessed on each grant date by our board of directors. Given the absence of an active market for our common stock, our board of directors estimated our common stock’s fair value based on an analysis of a number of objective and subjective factors that we believe market participants would consider in valuing it, including the following:

•	financial metrics, including, but not limited to, our results of operations and history of losses;

•	the valuation of our common stock by an unrelated third-party valuation firm;

•	the hiring of key personnel;

•	the introduction of new products;

•	the fact that the option grants involve illiquid securities in a private company;

•	the risks inherent in the development and expansion of our products and services; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions.

We have historically granted stock options with exercise prices not less than the fair value of our common stock underlying such stock options, as determined on the date of grant by our board of directors, with input from our management and from an independent third-party valuation expert. In fiscal 2013 and 2012, we granted stock options with strike prices of $5.84 per share, which was in excess of the estimated fair value of our common stock on the grant dates. These options, granted at strike prices in excess of fair market value, were intended to incentivize management to increase profitability and expand our business. The following table summarizes, by grant date, the stock options granted since December 26, 2012 and their associated per share exercise prices:

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share as Determined by Our Board at Grant Date
April 11-22, 2013	70,651	$4.09	$4.09
April 11-22, 2013	141,303	$5.84	$4.09
July 15-29, 2013	196,968	$4.09	$4.09
July 15-29, 2013	393,935	$5.84	$4.09

The independent third-party valuation was prepared using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. We used a combination of the income and market approaches to estimate our aggregate enterprise value. The income approach measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasted revenues and costs. We prepared a financial forecast to be used in the computation of the enterprise value for the income approach. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates. The market approach measures the value of a company based on applying observed EBITDA multiples from comparable public companies, and applying a multiple derived therefrom to its EBITDA.

In order to arrive at the estimated fair value of our common stock, our indicated enterprise value was then increased by cash on hand and reduced by the value of long-term debt and the fair value of the stock options. In our annual common stock valuation assessment at December 26, 2012, we considered fair value under both the income and the market approaches, with a weighting of 33% each to the discounted cash flow model, the guideline public company analysis and the transaction analysis. The key assumptions in the discounted cash flow model include discount and growth rates. For the guideline public company analysis, we applied multiples to our 2012 actual EBITDA and 2013 budgeted EBITDA based on an average of the first quartile and median multiples observed from analysts for seventeen comparable public companies in the QSR sector. For the transaction analysis, we applied a multiple to our 2013 actual EBITDA, based on the third quartile multiple observed from analysts for seventeen comparable public companies in the QSR sector. Furthermore, the estimated fair value of our common stock at each grant date reflected non-marketability discounts.

The estimates used in determining the fair value of our common stock are considered highly complex and subject to significant judgment. For example, the percentage weighting that is used between the different valuation approaches, the selection of the comparable public companies used in the guideline public company analysis, and the non-marketability discount used can all have different assumptions. There is also inherent uncertainty in our forecasts and projections. If we had made different assumptions and estimates than those described previously, the amount of our stock-based compensation expense, net income (loss), and net income (loss) per share amounts could have been materially different. Such estimates will not be necessary to determine fair value of new awards once the underlying shares begin trading.

Our board of directors intended that all options granted be exercisable at prices per share not less than the per share fair market value of our common stock underlying those options on the date of grant. The following is a discussion of all options we have granted since December 26, 2012 and the significant factors contributing to the difference between fair values as of the date of each grant and estimated IPO price:

April 11-22, 2013—Options granted on these dates had exercise prices of either $4.09 or $5.84 per share, which was equal to, or greater than, the fair value of our common stock as determined by our board of directors on each grant date. In conjunction with our year-end procedures, our board of directors obtained a third-party valuation of our common stock in December 2012, which suggested a fair value of $4.09 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of April 2013. In particular, our board of directors considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event, such as an initial public offering or sale of us or our capital resources at that time and the risks and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance continued to improve, but our board also noted that improvements were in line with the expectations included in the December 2012 valuation.

July 15-29, 2013—Options granted on these dates had exercise prices of either $4.09 or $5.84 per share, which was equal to, or greater than, the fair value of our common stock as determined by our board of directors on each grant date. In conjunction with our year-end procedures, our board of directors obtained a third-party valuation of our common stock as of December 2012, which suggested a fair value of $4.09 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of July 2013. In particular, our board of directors considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the continued likelihood of a liquidity event, such as an initial public offering or sale of us or our capital resources at that time and the risks and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance continued to improve, but our board also noted that improvements were in line with the expectations included in the December 2012 valuation.

Based upon these considerations, our board of directors determined that no significant change in our business or in expectations of our future business had occurred as of each grant date since the December 2012 valuation that warranted materially different determinations for the value of our common stock than those suggested by the board’s original determination in December 2012 and by the corresponding contemporaneous independent third-party valuation.

The valuation that we obtained as of December 25, 2013 resulted in a fair value of $9.31 per share of common stock. The increase as compared to the 2012 valuation was driven largely by the increase in EBITDA multiples that comparable public companies are trading at, higher multiples that recent transactions have been priced at and the increase in the Company’s revenue and EBITDA growth rates used in the December 25, 2013 valuation (based upon two years of consistent revenue growth). Further, we reduced the discount for lack of marketability between 2012 and 2013, based on the increase in the potential for an initial public offering at the end of 2013. There were no changes in the weightings for the income and market based approaches. We believe it is reasonable to expect that the completion of an initial public offering will add value to the shares of our common stock because they will have increased liquidity and marketability.

In connection with the completion of this offering, subject to approval by the Compensation Committee of our board of directors, we expect to grant options to purchase 223,183 shares of our common stock under our 2014 Omnibus Equity Incentive Plan to selected employees who are not our executive officers at fair market value as of the date of the grant. We expect to incur approximately $1.3 million of stock based compensation expense in connection with such grants, which will be expensed over four years. In addition, subject to approval by the Compensation Committee of our board of directors, at or immediately following the closing of the this offering, we expect to grant to each of Samuel N. Borgese and Douglas K. Ammerman a restricted share grant for a number of shares equal to $50,000 divided by our public offering price. The grant will vest based on continued service over a period of three years, over which time we expect to incur $100,000 of stock-based compensation expense in connection with such restricted share grants.

BUSINESS

Company Overview

It All Starts with Our Chicken

El Pollo Loco is a differentiated and growing restaurant concept that specializes in fire-grilling citrus-marinated chicken in front of our customers. We operate within the fastest growing segment of the restaurant industry, the LSR segment. We believe we offer the quality of food typical of fast casual restaurants while providing the speed, convenience and value typical of traditional QSRs, a combination which we call “QSR+” and which provides a value-oriented fast casual dining experience. Our distinctive menu features our signature product—citrus-marinated fire-grilled chicken—and a variety of Mexican-inspired entrees that we create from our chicken. Every day in every restaurant’s kitchen we marinate and fire-grill our chicken over open flames, hand-slice whole tomatoes, avocados, serrano peppers and cilantro to make our salsas, guacamole and cilantro dressings from scratch. The open design of our kitchens reveals our Mexican-inspired cooking process and allows our customers to watch our Grill Masters and team members fire-grill and hand-cut our signature chicken, as well as make burritos, salads, tostadas, bowls, stuffed quesadillas and chicken entrees.

We offer our customers healthier alternatives to traditional food on the go, served by our engaging team members in a colorful, bright and contemporary restaurant environment. We serve individual and family-sized chicken meals, a variety of Mexican-inspired entrees, sides, and, throughout the year, on a limited-time basis, alternative proteins like shrimp, carnitas and beef. Our entrees include favorites such as our Poblano Burrito, Under 500 Calorie Mango Grilled Tostada, Ultimate Pollo Bowl, Grand Baja Shrimp Tacos and Chicken, Bacon and Guacamole Stuffed Quesadilla. Our freshly-prepared salsas and dressings are prepared daily allowing our customers to create their favorite flavor profiles to enhance their culinary experience. Our distinctive menu with healthier alternatives appeals to consumers across a wide variety of socio-economic backgrounds and drives our balanced day-part mix.

El Pollo Loco is Spanish for “The Crazy Chicken.” We opened our first location on Alvarado Street in Los Angeles, California in 1980, and have grown our restaurant system to 401 restaurants, comprised of 168 company-operated and 233 franchised restaurants as of March 26, 2014. Our restaurants are located in California, Arizona, Nevada, Texas and Utah. Our typical restaurant is a free-standing building with drive-thru service that ranges in size from 2,400 to 3,000 square feet with seating for approximately 70 people. Our restaurants generated company-operated restaurant revenue of $294.3 million and $76.2 million and system-wide sales of $657.6 million and $172.0 million, for the year ended December 25, 2013 and the thirteen weeks ended March 26, 2014, respectively.

We believe the quality of our food and dining experience and the affordable prices we offer our customers drive our operating results, as illustrated by the following:

•	we achieved positive comparable restaurant sales growth in 11 consecutive quarters through our fiscal quarter ended March 26, 2014;

•	our annual AUVs grew from $1.5 million in 2011 to $1.8 million in 2013;

•	from 2011 to 2013, we increased our restaurant contribution margin for our company-operated restaurants by 230 basis points to 21.0% and from March 27, 2013 to March 26, 2014, we increased our restaurant contribution margin for our company-operated restaurants by 160 basis points to 22.1%; and

•	from 2011 to 2013, we increased our total revenue by 15.2% to $314.7 million, increased our Adjusted EBITDA (as defined under “Prospectus Summary—Summary Consolidated Financial and Other Data” above) by 39.2% to $55.0 million, and decreased our net loss from $32.5 million to $16.9 million. Included in our net loss figures for 2011 and 2013 were expenses for early extinguishment of debt totaling $20.2 million and $21.5 million, respectively. Adjusted EBITDA represents net income (loss) before interest expense, provision of income taxes and depreciation and amortization, and adjusted to exclude the impact of items that we do not consider representative of our ongoing operating performance, as identified in the reconciliation table above, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—EBITDA and Adjusted EBITDA.”

Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth quarters due to reduced January and December traffic and higher in the second and third quarters.

Our Industry

According to Technomic, 2013 total sales increased 3.8% to $193.3 billion for LSRs in the Technomic Top 500. In 2013, the Mexican and chicken menu categories for LSRs in the Technomic Top 500 grew 6.8% and 4.6%, respectively, outpacing the broader LSR category. We operate within the broader LSR segment, and we believe that we offer the food and dining experience of a fast-casual restaurant and the speed, value and convenience of a QSR. We believe our value-oriented fast casual positioning best aligns with the overall growth characteristics of the fast-casual restaurants because we believe we offer the method of preparation, quality of food and dining experience typical of fast casual restaurants. According to Technomic, the fast casual sub-segment grew 11% in 2013, to $27.1 billion in total sales. Technomic projects the total fast-casual sub-segment to grow to $50 billion by 2017. We believe our differentiated menu, colorful, bright and contemporary restaurant environments and convenient locations position us to compete successfully against other fast-casual and QSR concepts, providing us with a large addressable market.

We believe we are also well positioned to benefit from a number of culinary and demographic trends in the United States. We expect that the trend towards healthier eating will attract and increase consumer demand for fresh and hand-prepared dishes, leading to a positive impact on our sales. Furthermore, as indicated by recent high growth in the Mexican restaurant segment, we expect to benefit from increased acceptance of Mexican food in the United States in the general market. Finally, we also anticipate benefits from the continued growth of the Hispanic population in the United States, which, according to the U.S. Census Bureau, has grown from 50.5 million people in 2009 to 53 million people in 2012, and is projected to reach 78.7 million in 2030. The growth of the Hispanic population is expected to outpace overall population growth, and the Hispanic population as a percentage of the total U.S. population is expected to increase from 16.3% in 2011 to 21.9% by 2030.

Our Competitive Strengths

Putting the “Loco” in El Pollo Loco

We believe the following strengths differentiate us from our competitors and serve as the foundation for our continued growth:

“Loco-ly” Differentiated Restaurant Concept with Broad Appeal.  We believe our food, served in colorful, bright and contemporary restaurant environments at reasonable prices, positions us well to satisfy the needs of a large segment of time-pressured mainstream food enthusiasts who seek real food, real fast and at reasonable prices. We provide our customers with the opportunity to enjoy citrus-marinated fire-grilled chicken and Mexican-inspired entrees containing distinctive ingredients such as avocados, mangos and Serrano peppers at price points that appeal to a broad consumer base. Our per-person spend of approximately $5.83 for the year ended December 25, 2013, is competitive not only within the fast-casual segment, but also within the QSR segment. We prepare our entrees to order in approximately four minutes and allow our customers the option to create their favorite flavor profiles using our freshly-prepared salsas before they enjoy their meal in one of our dining rooms or take their meals to go from the counter or the drive-thru. We also believe that our concept, which integrates the complexity of creating real food in real kitchens with the speed of our service model and the skill of our trained and certified Grill Masters, provides a layer of competitive insulation around our restaurant model. Based on an external research report and a customer satisfaction survey, we believe our positioning appeals to a broad customer base, and that our brand crosses over traditional age, ethnic and income demographics; giving today’s consumers the best of both the fast casual dining and QSR segments. Our differentiated QSR+ positioning sources traffic from both dining segments and as a result continues to fuel our organic transaction growth.

Mexican-Inspired, Fresh-Made “Crazy You Can Taste” Fire-Grilled Chicken and Entrees.  Our signature product is our chicken marinated with a proprietary recipe of citrus, garlic and spices, which serves as the foundation of our distinctive menu of flavorful bone-in chicken meals and Mexican-inspired entrees. With menu items such as our Chicken Avocado Burrito, Chicken Tostada Salad, Pollo Bowl and Chicken Avocado Stuffed Quesadilla, we believe we offer our customers a healthier alternative to traditional food on-the-go. Our entrees are prepared using fresh ingredients in recipes inspired by Mexican cuisine. The majority of our menu items are made from scratch, including our bone-in chicken and chicken breasts, rice, salsas, guacamole and cilantro dressing, meaning that we make them without pre-prepared ingredients. These items start with our chicken, which is marinated in our restaurants daily. From there, our Grill Masters fire-grill and hand-chop our chicken, forming the foundation of our entrees. To complement our entrees, our team members slice whole tomatoes, avocados, serrano peppers and cilantro to create our salsas, guacamole and cilantro dressings. In addition, our rice is sautéed, seasoned and simmered in our restaurants daily. Our salsas and dressings complement our recipes and allow our customers to enhance their culinary experience with customized flavor profiles.

Our strategic approach to menu design has resulted in a balanced menu with broad appeal, as demonstrated by our balanced day-part mix. Our bone-in chicken meals and Mexican-inspired entrees accounted for 47% and 53% of our company-operated restaurant sales, respectively, for the year ended December 25, 2013. Our individual and family-sized chicken meals appeal to customers looking to dine at the restaurant or take out during dinner time, while our more-portable Mexican-inspired entrees draw traffic from customers at lunch time or for an afternoon snack, enabling us to generate sales almost equally between lunch and dinner. We believe our family-sized chicken meals provide a healthier and convenient alternative for mothers and families looking to solve the “dinnertime dilemma” of providing their families with high-quality meals without investing significant time or money. For the year ended December 25, 2013, approximately 28% of our company-operated sales were generated from family-sized meals.

Inviting Experience That Welcomes Our Customers.  We believe our new Hacienda restaurant design creates an inviting restaurant environment. The exteriors of our restaurants feature a signature grill architectural element that reinforces our core brand, and our interiors feature large, open kitchens that allow customers to watch our Grill Masters prepare our fire-grilled chicken. Our restaurants also feature complimentary self-serve salsa bars that are located at the front of our restaurants for added convenience. The salsa bar invites customers to customize their meals with several salsas prepared fresh every day. Our colorful and contemporary dining rooms include both comfortable booths and chairs, while large windows and soft lighting fill our restaurants with light and warmth. Our customers are responding positively to our new Hacienda design, as comparable restaurant sales have increased on average an additional 3% at remodeled locations. We expect to have remodeled over 50% of our restaurant system by the end of 2014 and to have completed the remodeling program by 2018.

We believe the atmosphere and quality of service we provide our customers encourages repeat visits and brand advocacy and drives increased sales. Our team members are trained to engage with our customers in a genuine way to provide a personalized experience and strive to make each experience in our restaurant better than the last.

Well-Developed Operations Infrastructure that Allows for Real-time Control, Fast Feedback and Innovation.  We believe satisfying our customers’ dining needs is the foundation of our business and we have a well-developed operations platform that allows us to measure our performance in meeting and exceeding those needs. We utilize a state-of-the-art operations dashboard that aggregates real-time, restaurant level information from nearly every aspect of our business. The dashboard provides corporate and field management, as well as restaurant-level operators, insight into how we are performing both from the customer’s perspective but also through the eyes of experienced internal auditors. To put the metrics into perspective, we are able to measure current performance against benchmarks derived from a broad selection of fast casual and QSR brands. At the restaurant level, we use sophisticated technology to constantly monitor key operational data regarding sales performance, speed of service metrics, and food and labor cost controls. The intelligence provided by our operations infrastructure allows both our company-operated and our franchised restaurant managers to make rapid and objective decisions to maintain our standards for food and service.

Developing High AUVs and Strong Unit Economics One Chicken at a Time.  We believe our differentiated QSR+ positioning drives restaurant operating results that are competitive with other leading restaurant concepts in both the fast-casual and QSR industry segments. We believe our restaurant model is designed to generate strong cash flow, consistent restaurant-level financial results and high returns on invested capital. For the year ended December 25, 2013, our company-operated restaurants generated an average annual sales per restaurant of approximately $1.8 million and restaurant level contribution margins of 21.0%.

Experienced Leadership.  Our senior management team has extensive operating experience, with an average of over 20 years of experience each in the restaurant industry. We are led by our Chief Executive Officer, Steve Sather, who joined us in 2006. Since naming Steve our CEO in January 2011, we have further enhanced our senior leadership team by adding Larry Roberts as our Chief Financial Officer, Ed Valle as our Chief Marketing Officer and Kay Bogeajis as our Chief Operating Officer. Under Steve’s direction, the team has added new layers of revenue through menu innovation, as well as redefined our marketing strategy and enhanced the customer experience. These initiatives have resulted in comparable restaurant sales growth that has outperformed both the QSR and the fast casual segments in each of the past 11 quarters. We believe our senior management team is a key driver of our success and has positioned us well for long-term growth.

Our Growth Strategy

This Bird is “En Fuego”

We believe we are well-positioned to take advantage of significant growth opportunities because of our differentiated QSR+ positioning, signature fire-grilled chicken, disciplined business model and strong unit economics. We plan to continue to expand our business and drive restaurant sales growth, improve margins and enhance our competitive positioning by executing on the following strategies:

Expand Our Restaurant Base.  We believe we are in the early stages of our growth story with 401 current locations in five states, as of March 26, 2014, and estimate, based on internal analysis and a study prepared by Buxton Co., a long-term total restaurant potential in the United States of approximately 2,300 locations. For the year ended December 25, 2013, we opened two new company-operated and five new franchised restaurants, and in 2014 we intend to open eight to 10 new company-operated and four to six new franchise restaurants across California, Nevada and Texas. Over the long term, we plan to grow the number of El Pollo Loco restaurants by 8% to 10% annually. There is no guarantee that we will be able to increase the number of our restaurants. We may be unsuccessful in expanding within our existing or into new markets for a variety of reasons described herein under “Risk Factors” above, including competition for customers, sites, franchisees, employees, licenses and financing.

We believe our restaurant model is designed to generate strong cash flow, attractive restaurant-level financial results and high returns on invested capital. Our current new restaurant investment model targets an average total cash investment of $1,360,000, net of tenant allowances, an AUV of approximately $1.8 million and a cash-on-cash return in excess of 25% in a restaurant’s third full year of operations, although there is no guarantee that these targets will be met. We closed six restaurants in 2011, did not close any in 2012, and closed three in 2013. We did not open any new restaurants in 2011, but opened four in 2012 and two in 2013. For the year ended December 25, 2013, these new restaurants had weekly AUVs averaging $33,900 and annualized cash-on-cash returns of over 25%. For the period from December 26, 2013, through March 26, 2014, these new restaurants had weekly AUVs averaging $34,900 and annualized cash-on-cash returns of 35%. While most of our growth in 2014 will be derived from the expansion of our company-operated restaurant base, we will continue to strategically develop our franchisee relationships and grow our franchised portfolio within existing and new markets. We view our franchise program as an important tool for expanding the brand that allows us to increase our restaurant penetration.

In our existing markets, where we believe we possess strong brand awareness and a loyal following, we have identified over 325 potential new trade areas for restaurant development. As we continue to increase and strengthen our position in our core markets, we also intend to expand our presence into key, contiguous new markets. We believe a contiguous market expansion strategy will provide us with an attractive opportunity to leverage our brand awareness and infrastructure while increasing our geographic presence. After thoroughly researching potential new markets in the Southwest region, we have selected Houston, Texas as our next new market. In Houston, we have identified an initial 80 trade areas for potential restaurant development by us or our franchisees over the next several years, and we believe there are additional development opportunities beyond this. We expect to open our first location in Houston in 2014.

Increase Our Comparable Restaurant Sales.  Our system has experienced 11 straight quarters of comparable restaurant sales growth through our fiscal quarter ended March 26, 2014. We aim to build on this momentum by increasing customer frequency, attracting new customers and improving per person spend. Furthermore, we are well positioned to benefit from shifting culinary and demographic trends in the United States.

Menu Strategy and Evolution.  We will continue to adapt our menu to create entrees that complement our signature fire-grilled chicken and that reinforce our differentiated QSR+ positioning. We believe we have opportunities for menu innovation as we look to provide customers more choices through customization and limited time alternative proteins, such as carne asada. In addition, we will continue to tap in to the need for healthier offerings by building on the success of our recently launched “Under 500 Calorie” menu and other

“better for you” products. Our marketing and operations teams collaborate to ensure that the items developed in our test kitchen can be executed to our high standards in our restaurants with the speed and value that our customers have come to expect.

Increase Brand Awareness and Consumer Engagement.  We engage consumers through our 10-module product calendar which features seasonal favorites from our “Under 500 Calorie” low calorie menu for New Year’s resolutions to Signature Salads in Spring, and carnitas for the winter holiday season. Our key points of differentiation are communicated through our new advertising campaign “Crazy You Can Taste,” which highlights the lengths we go through to deliver real food throughout the year. We tailor our message from television and direct mail, which garners broad exposure, to our cost effective e-mail marketing program My Loco Rewards and social media platform where we engage in one-on-one conversation to solicit new ideas and deepen the relationship between our customers and our brand. Within our restaurants we continue to engage our customers at various points along their path to purchase to further drive our differentiation. We believe our messaging and communication channels work synergistically and have resulted in a 7% increase in new and lapsed users from 2012 to 2014. These new and lapsed users now account for approximately 15% of total visits.

Hacienda Remodel Program.  In 2011, we launched our new Hacienda remodeling program, which has resulted on average in an additional 3% comparable restaurant sales for remodeled restaurants. The redesigned Hacienda restaurants highlight our roots, while offering a more modern feel and upscale dining experience. We and our franchisees have remodeled 152 restaurants as of March 26, 2014. We expect to have remodeled over 50% of our restaurant system by the end of 2014 and to have completed the remodeling program by 2018.

Enhance Restaurant Operations and Leverage Our Infrastructure.  Since 2011, we have increased our restaurant contribution margin by 340 basis points, to 22.1%. We believe we can further improve our margins by maintaining fiscal discipline, increasing fixed-cost leverage and enhancing our purchasing efforts. We currently have an infrastructure that allows us and our franchisee partners to grow and manage the productivity of each restaurant on a real-time basis. Additionally, we believe, as our restaurant base matures and AUVs increase, we will be able to leverage corporate costs and improve margins, as general and administrative expenses grow at a slower rate than our revenues.

Properties

Our restaurants are either free-standing facilities, typically with drive-thru capability, or in-line. A typical restaurant generally ranges from 2,400 to 3,000 square feet with seating for approximately 70 people. For a majority of our company-operated restaurants, we lease land on which our restaurants are built. Our leases generally have terms of 20 years, with two or three renewal terms of five years. Restaurant leases provide for a specified annual rent, and some leases call for additional or contingent rent based on revenue above specified levels. Generally, our leases are “net leases” that require us to pay a pro rata share of taxes, insurance and maintenance costs. We own 19 properties and currently operate or license to franchisees the right to operate restaurants on all of these properties. All 19 of these owned properties are subject to mortgages that secure our senior secured credit facilities. In addition, we lease 152 properties for company-operated restaurants. As of March 26, 2014, our restaurant system consisted of 401 restaurants comprised of 168 company-operated restaurants and 233 franchised restaurants located in California, Arizona, Nevada, Texas and Utah. In addition, we currently license our brand to two restaurants in the Philippines, the licenses of which are currently set to expire in 2016. We have not included these two licensed restaurants as part of our unit count as presented in this document.

We lease our executive offices, consisting of approximately 24,890 square feet in Costa Mesa, California, for a term expiring in 2018, plus one five-year extension option. We believe our current office space is suitable and adequate for its intended purposes and our near-term expansion plans.

State	Company- Operated	Franchised	Total
California	144	208	352
Nevada	17	4	21
Arizona	0	18	18
Texas	6	2	8
Utah	1	1	2
Total	168	233	401

Site Selection and Expansion

New Restaurant Development

We believe we are in the early stages of our growth story and that our restaurant model is designed to generate strong cash flow, attractive restaurant-level financial results and high returns on invested capital, which we believe provides us with a strong foundation for expansion. For the year ended December 25, 2013, we opened two new company-operated and five new franchised restaurants, and in 2014 we intend to open between eight and 10 new company-operated and four to six new franchised restaurants across our existing markets as well as one new market, Houston, Texas. There is no guarantee that we will be able to open new company-operated or franchised restaurants, or to increase the overall number of our restaurants. We may be unsuccessful in expanding within our existing or into new markets for a variety of reasons described above under “Risk Factors,” including competition for customers, sites, franchisees, employees, licenses and financing. Over the long term, we plan to grow the number of El Pollo Loco restaurants by 8% to 10% annually.

Our strategy for entering new markets is to lead with company development while recruiting and developing franchisees to open new restaurants with us during the second year of new market entry. This will enable us to establish a development, operations and marketing infrastructure to help ensure that we maximize our consumer proposition and support franchisees as they enter the market. We anticipate that entering new markets with both company and franchisee development is the best way to establish our brand, as it will enable us to scale rapidly, thereby driving operational and marketing efficiencies.

To date, we have opened one restaurant in 2014 and have another restaurant under construction. In addition, we have eleven restaurant sites in various stages of development with six in permitting and another five in lease negotiations.

Over the next three to five years, our expansion strategy will focus on the southwestern region of the United States. We believe this market provides an attractive opportunity to leverage our brand awareness and infrastructure.

After thoroughly researching this region, we have selected Houston, Texas as our next new market and plan to build two to three restaurants in 2014. We are currently in the permitting process for one location and in various stages of negotiations on five others. In Houston, Texas, we have identified 80 trade areas for potential restaurant development by us or our franchisees over the next several years and we believe there are additional development opportunities beyond this.

Houston is an attractive market for a number of reasons, including:

•	a large, rapidly growing population base;

•	demographics similar to our existing markets, including a significant Hispanic population;

•	attractive limited service restaurant traffic growth trends;

•	availability of attractive real estate and favorable permitting and construction timelines; and

•	favorable construction and restaurant operating costs.

Site Selection Process

We consider the location of a restaurant to be a critical variable in its long-term success and as such, we devote significant effort to the investigation and evaluation of potential restaurant locations. Our in-house development team has over 95 years of combined experience building such brands as Taco Bell, McDonald’s, Starbucks, Jack-in-the-Box and Wendy’s. We use a combination of our in-house development team and outside real estate consultants to locate, evaluate and negotiate new sites using various criteria including demographic characteristics, daytime population thresholds and traffic patterns, along with the potential visibility of, and accessibility to, the restaurant. The process for selecting locations incorporates management’s experience and expertise and includes extensive data collection and analysis. Additionally, we use information and intelligence gathered from managers and other restaurant personnel that live in or near the neighborhoods we are considering.

Based on our experience and results, we are currently focused on developing freestanding sites with drive-thrus. Our restaurants perform well in a variety of neighborhoods, which gives us greater flexibility and lowers operating risk when selecting new restaurant locations.

We approve new restaurants only after formal review by our real estate site approval committee, which includes most of senior management, and monitor restaurants’ ongoing performances to inform future site selection decisions.

Restaurant Design

After identifying a lease site, we commence our restaurant buildout. Our typical restaurant is a free-standing building with drive-thru service that ranges in size from 2,400 to 3,000 square feet. Our Hacienda restaurant design creates a colorful, bright and contemporary restaurant environment. The exteriors of our restaurant feature a signature grill architectural element that reinforces the core brand element and our interiors feature large exhibition kitchens that allow customers to watch our Grill Masters prepare our fire-grilled chicken. Our colorful and contemporary dining rooms, with seating for approximately 70 people, include both comfortable booths and chairs, while large windows and soft lighting fill our restaurants with light and warmth.

Our new restaurants are either ground-up prototypes or conversions. We estimate that each ground-up buildout of a restaurant will require an average total cash investment of approximately $1.4 million, net of tenant allowances. We estimate that each conversion will require a total cash investment of $0.6 million to $0.8 million. On average, it takes us approximately 12 to 18 months from identification of the specific site to opening the restaurant. In order to maintain consistency of food and customer service, as well as our colorful, bright and contemporary restaurant environment, we have set processes and timelines to follow for all restaurant openings.

Our restaurants are constructed in approximately 12 weeks and the development and construction of our new sites is the responsibility of our Development Department. A conversion typically takes approximately two months to complete. Several real estate managers are responsible for locating and leasing potential restaurant sites. Construction managers are then responsible for building the restaurants, and several staff members manage purchasing, budgeting, scheduling and other related administrative functions.

Restaurant Management and Operations

Service

We are extremely focused on customer service. We aim to provide fast, friendly service on a solid foundation of dedicated, driven team members and managers. Our cashiers are trained on the menu items we offer and offer customers thoughtful suggestions to enhance the ordering process. Our team members and managers are responsible for our dining room environment, personally visiting tables to ensure every customer’s satisfaction, and monitoring the fresh salsa bar and beverage station for cleanliness and an ample supply of products.

Operations

We utilize systems that are aimed at measuring our ability to deliver a “best in class” experience for our customers. These systems include customer surveys, mystery shopper scores and speed of service performance trends. The operational results from all of these sources are then presented on an operations dashboard that displays the measures in an easy-to-read online format that corporate and restaurant-level management and franchisees can utilize in order to identify strengths and opportunities and develop specific plans for continuous performance improvement.

We measure the execution of our system standards within each restaurant through our commitment to our Quality, Service & Cleanliness (“QSC”) audit program. These audits are conducted in each restaurant twice yearly, but may be more frequent based upon restaurant performance. Additionally, we have food safety and quality assurance programs designed to maintain the highest standards for food and food preparation procedures used by both company-operated and franchised restaurants. We employ a team of quality assurance managers and third party auditors that perform our restaurant audits.

Managers and Team Members

Each of our restaurants typically has a general manager, an assistant manager, two to three shift leaders, and two team leaders. There are between 15 and 35 team members who prepare our food fresh daily and provide customer service. To lead our restaurant management teams, we have area leaders, each of whom is responsible for eight to 12 restaurants. Overseeing the area leaders are two directors of operations, each responsible for 70 to 90 restaurants. The vice president of operations leads our company-operated restaurants, managing both sales and profitability targets.

We are selective in our hiring processes, aiming to staff our restaurants with team members that are friendly, customer focused, and driven to provide high-quality products. We employ a unique approach to selecting future team members. Our team members are cross-trained in several disciplines to maximize depth of competency and efficiency in critical restaurant functions. Our focus on hiring the best possible employees has enabled us to develop a culture that breeds loyalty throughout our employee base. Many team members and managers have been employed by us for longer than 15 years, and it is not rare to identify team members with more than 20 years seniority.

Training

We believe we have created a culture of constant learning. On the first day of employment, team members are introduced to our Standards and Procedures Educational Card System (“SPECS”) training program, which is a comprehensive training program developed to lead team members through the training process in easy to use, function-based, educational card modules. Each team member can learn at their own pace, focusing on the modules that apply to their initial role on the restaurant team.

The vast majority of our restaurant management staff is comprised of former team members who have advanced along the El Pollo Loco five tier career path. Skilled team members who display leadership qualities are encouraged to enter the team leader training program. Successive steps along the management path add increasing levels of duties and responsibilities. Each stage in the management training path requires greater training periods, culminating in the general manager training process, comprised of seven weeks of intensive classroom and hands-on training in a certified training restaurant.

Grill Masters

Our reputation is built on our signature product—fired-grilled chicken marinated in citrus and garlic—which is grilled and hand-cut to order by our Grill Masters. Accordingly, we staff each of our restaurants with three to four highly-trained Grill Masters who share our commitment to high-quality food. We provide each of them with intensive grilling training, and place them in our open kitchens where our customers can watch them create our signature products.

Franchise Program

Overview

We use a franchising strategy to increase new restaurant growth in certain markets, leveraging the ownership of entrepreneurs with specific local market expertise and requiring a relatively minimal capital commitment by us. As of March 26, 2014, there were a total of 233 franchised restaurants. Franchisees range in size from single-restaurant operators to the largest franchisee, which owned 52 restaurants as of March 26, 2014. Our existing franchise base consists of many successful, longstanding, multi-unit restaurant operators. As of March 26, 2014, approximately 76% of franchised restaurants were owned and operated by franchisees that have been with us for more than 20 years. Since the beginning of 2008, our franchisees have opened 26 new El Pollo Loco restaurants (net), representing a 12.6% net increase from 2008 to March 26, 2014.

We believe the franchise revenue generated from our franchise base has historically served as an important source of stable and recurring cash flows to us and, as such, we plan to expand our base of franchised restaurants. In existing markets, we encourage growth from current franchisees. In our expansion markets, we seek highly qualified and experienced new franchisees for multi-unit development opportunities. We seek franchisees of successful, non-competitive brands operating in our expansion markets. Through strategic networking and participation in select franchise conferences, we aim to identify highly-qualified prospects. Additionally, we market our franchise opportunities with the support of a franchising section on our website and printed brochures.

Franchise Owner Support

We believe creating a foundation of initial and on-going support is important to future success for both our franchisees and our brand. For that reason, we have structured our corporate staff, programs and communication systems to ensure that we are delivering high-quality support to our franchisees.

We have a mandatory training program that was designed to ensure that our franchise owners and their managers are equipped with the knowledge and skills necessary for success. The program consists of hands-on training in the operation and management of the restaurant. Training is conducted by a general training manager who has been certified by us for training. Instructional materials for the initial training program include our operations manual, SPECS crew training system, wall charts, job aids, recipe books, product build cards, management training materials, ServSafe (food safety) book, videos and other materials we may create from time to time. Training must be successfully completed before a trainee can be assigned to a restaurant as a manager.

We also provide numerous opportunities for communication and shared feedback between us and franchise owners. Currently, we hold a franchise business update for all franchisees each month which includes multi-functional company representation and executive attendance. On a quarterly basis, we meet with our Franchise Leadership Team and Marketing Advisory Committee to share ideas and resolve issues. Yearly we hold a conference for our franchisees, vendors and company leaders to celebrate our shared successes, discuss best practices and set the course for the following year.

Marketing and Advertising

We promote our restaurants and products through our new “Crazy You Can Taste” advertising campaign. The campaign aims to deliver our message of going to whatever lengths necessary to deliver fresh and healthier product offerings. The campaign emphasizes our points of differentiation, from our fresh ingredients and scratch preparation, to the cooking of our citrus-marinated chicken on open fire grills in full view in our kitchens.

We use multiple marketing channels, including television to broadly drive brand awareness and purchases of our featured products every five weeks. We advertise on local network and cable television in our primary markets, and utilize heavier cable schedules for some of our less developed markets. We complement this with direct mail and our My Loco Rewards e-mail marketing program, which allows us to reach more than 130,000 members. My Loco Rewards is our e-club program. The program offers every member that joins a complimentary order of our handmade guacamole and chips. We engage members via e-mails featuring news of promotional offers, member rewards and product previews. Members are offered complimentary two-piece meals or tostada salads during their birthday months. My Loco Rewards also allows members to voice their opinions through surveys that provide us with information that helps us define future product concepts. In addition, we use our database to survey and solicit new product ideas, which allows us to create a comprehensive product calendar that extends 18 months forward.

Through our public relations efforts we engage notable food editors and bloggers on a range of topics to help promote our products. In addition, we engage in one on one conversations using a portfolio of social media platforms which include Facebook, Twitter and Instagram. We also use social media as a research and customer service tool, and apply insight we gain to future marketing efforts.

We created El Pollo Loco Charities, a non-profit charity, to support the communities surrounding our restaurants. El Pollo Loco Charities has provided over 10,000 meals a year to underprivileged families through organizations like South County Food Outreach, Habitat for Humanity, Children’s Institute and CASA (Court Appointed Special Advocates).

Purchasing and Distribution

Maintaining a high degree of quality in our restaurants depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. We regularly inspect vendors to ensure that products purchased conform to our standards and that prices offered are competitive. We have a quality assurance team that performs comprehensive supplier audits on a frequency schedule based on the potential food safety risk of each product. We contract with MBM Corporation (our “primary distributor”), a major foodservice distributor, for substantially all of our food and supplies, including the poultry our restaurants receive from suppliers. Our primary distributor delivers supplies to most of our restaurants three times per week. Our distributor relationship with our primary distributor has been in place since 1997. Our restaurants located in Texas and Utah utilize regional distributors. Our franchisees are required to use our primary distributor or an approved regional distributor and franchisees must purchase food and supplies from approved suppliers. In our normal course of business, we evaluate bids from multiple suppliers for various products. Poultry is our largest product cost item and represented approximately 41% of our total food and paper costs for 2013. Fluctuations in supply and prices can significantly impact our restaurant service and profit performance. We actively manage cost volatility for poultry by negotiating with multiple suppliers and entering into what we believe are the most favorable contract terms given existing market conditions. In the past, we have entered into contracts ranging from two months to three years depending on current and expected market conditions. We currently source poultry from four suppliers with two accounting for approximately 90% of our planned purchases in 2014. We have entered into fixed price contracts with our two largest poultry suppliers through the end of 2014 with pricing generally favorable to current spot prices.

Intellectual Property

We have registered El Pollo Loco®, Pollo Bowl®, The Crazy Chicken® and certain other names used by our restaurants as trademarks or service marks with the United States Patent and Trademark Office and El Pollo Loco® in approximately 42 foreign countries. Our current brand campaign, Crazy You Can Taste™, has also been approved for registration with the United States Patent and Trademark Office. In addition, the El Pollo Loco logo, website name and address and Facebook and Twitter accounts are our intellectual property. Our policy is to pursue and maintain registration of service marks and trademarks in those countries where business strategy requires us to do so and to oppose vigorously any infringement or dilution of the service marks or trademarks in such countries. We maintain the recipe for our chicken marinade, as well as certain proprietary standards, specifications and operating procedures, as trade secrets or confidential proprietary information.

Competition

We operate in the restaurant industry, which is highly competitive and fragmented. The number, size and strength of competitors vary by region. Our competition includes a variety of locally owned restaurants and national and regional chains that offer dine-in, carry-out and delivery services. Our competition in the broadest perspective includes restaurants, pizza parlors, convenience food stores, delicatessens, supermarkets and club stores. There are no significant direct competitors with respect to menus that feature marinated, fire-grilled chicken. However, we indirectly compete with fast casual restaurants, including Chipotle, Panera, Qdoba, Rubio’s and Taco Cabana, among others, and with chicken-specialty QSRs and Mexican QSRs, such as Chick-fil-A, Church’s Chicken, KFC, Popeyes Louisiana Kitchen and Taco Bell, among others.

We believe competition within the fast casual restaurant segment is based primarily on ambience, price, taste, quality and the freshness of the menu items as well as the convenience of drive-thru service. We also believe that QSR competition is based primarily on quality, taste, speed of service, value, brand recognition, restaurant location and customer service. In addition, we compete with franchisors of other restaurant concepts for prospective franchisees.

Environmental Matters

Our operations are also subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water, storage and disposal of waste and clean-up of contaminated soil and groundwater. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances on, in or emanating from such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

Certain of our properties may be located on sites that we know or suspect have been used by prior owners or operators as retail gas stations. Such properties previously contained underground storage tanks (“USTs”), and while we are not aware of any sites with USTs remaining, it is possible that some of these properties may currently contain abandoned underground storage tanks. We are aware of contamination from a release of hazardous materials by a previous owner at two of our owned properties and one of our leased properties. We do not believe that we have contributed to the contamination at any of these properties. The appropriate state agencies have been notified and these issues are being handled without disruption to our business. It is possible that petroleum products and other contaminants may have been released at other properties into the soil or groundwater. Under applicable federal and state environmental laws, we, as the current owner or operator of these sites, may be jointly and severally liable for the costs of investigation and remediation of any contamination. Although we lease most of our properties, or when we own the property we obtain certain assurances from the prior owner or often obtain indemnity agreements from third parties, we cannot assure you that we will not be liable for environmental conditions relating to our prior, existing or future restaurants or restaurant sites. If we are found liable for the costs of remediation of contamination at or emanating from any of our properties, our operating expenses would likely increase and our operating results would be materially adversely affected.

Since 2000, we have obtained “Phase One” environmental reports for new restaurants. Where warranted, we obtain updated reports, and if necessary in rare cases we obtain “Phase Two” reports. We have not conducted a comprehensive environmental review of all of our properties or operations. No assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities will not have a material adverse effect on our financial condition.

Regulation and Compliance

We are subject to extensive federal, state and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes, and franchising. Failure to obtain or retain food or other licenses and registrations or exemptions would adversely affect the operations of restaurants. Although we have not experienced and do not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits, registrations, exemptions, or approvals could delay or prevent the opening of, or adversely impact the viability of, a restaurant in a particular area.

The development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction and increase development costs for new restaurants.

We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and other working conditions. A significant portion of the hourly staff is paid at rates consistent with the applicable federal or state minimum wage and, accordingly, increases in the minimum wage will increase labor costs. We are also subject to the Americans With Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our restaurants to make reasonable accommodations for disabled persons.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors.”

Management Information Systems

All of our company-operated and franchised restaurants use computerized point-of-sale and back office systems, which we believe are scalable to support our long term growth plans. The point-of-sale system provides a touch screen interface and integrated, high speed credit card and gift card processing. The point-of-sale system is used to collect daily transaction data, which generates information about daily sales and product mix that we actively analyze.

Our in-restaurant back office computer system is designed to assist in the management of our restaurants and provide labor and food cost management tools. The system also provides corporate headquarters and restaurant operations management quick access to detailed business data and reduces the time spent by our restaurant managers on administrative needs. The system also provides sales, bank deposit and variance data to our accounting department on a daily basis. For company-operated restaurants, we use this data to generate weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly profit and loss statements for each location with final reports following the end of each period.

Employees

As of March 26, 2014, we had approximately 4,460 employees, of whom approximately 4,328 were hourly restaurant employees comprised of 3,674 crewmembers, 166 general managers, 191 assistant managers, 282 shift leaders and 15 employees in limited-time roles as acting managers or managers in training. The remaining 132 employees were corporate and office personnel. None of our employees are part of a collective bargaining agreement, and we believe our relationships with our employees are satisfactory.

Legal Proceedings

On or about February 24, 2014, a former employee filed a class action in the Superior Court of the State of California, County of Orange, against EPL on behalf of all putative class members (all hourly employees from 2010 to the present) alleging certain violations of California labor laws, including failure to pay overtime compensation, failure to provide meal periods and rest breaks and failure to provide itemized wage statements. The putative lead plaintiff’s requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. No specific amount of damages sought was specified in the complaint. We were served with the complaint on March 3, 2014. While we intend to vigorously defend against this action, including its class certification, the ultimate outcome of the case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment nor a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these other actions will have a material adverse effect on our financial position, results of operations, liquidity and capital resources. A significant increase in the number of claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

MANAGEMENT

Directors and Executive Officers Upon Completion of the Offering

The following table sets forth the name, age and position of individuals who currently serve as the directors and executive officers of El Pollo Loco Holdings, Inc.

Name	Age	Position
Stephen J. Sather	66	Director, President and Chief Executive Officer
Laurance Roberts	54	Chief Financial Officer
Kay Bogeajis	59	Chief Operating Officer
Edward Valle	53	Chief Marketing Officer
Michael G. Maselli	54	Chairman and Director
Dean C. Kehler	57	Director
Wesley W. Barton	36	Director
John M. Roth	55	Director
Douglas K. Ammerman	62	Director
Samuel N. Borgese	65	Director

Stephen J. Sather has been a director and our Chief Executive Officer and President since 2010. From 2006 to 2010, Mr. Sather was our Senior Vice President of Operations. From 2002 to 2005, he was Senior Vice President of Retail Operations for Great Circle Family Foods, a major California franchisee of Krispy Kreme Doughnuts stores. Mr. Sather holds a bachelor’s degree in business administration from Miami University in Oxford, Ohio. Based on his extensive industry and management experience in the casual dining and quick-service sectors, his familiarity with us, his deep understanding of restaurant operations, and his work at a franchisee organization, Mr. Sather is well-qualified to lead us and to serve on our board.

Laurance Roberts has been our Chief Financial Officer and Treasurer since July 2013. From 2008 to 2012 he was Chief Operating Officer for KFC, a major fried chicken restaurant chain and a division of Yum Brands. In 2008, he was also General Manager for KFC Restaurant Operating Company. Before that, he spent three years as Chief Financial Officer of KFC, and three years as Chief Financial Officer of Yum Brands’ Pizza Hut joint venture in the United Kingdom. Mr. Roberts holds an MBA from the University of Michigan and a bachelor’s degree in economics from Bucknell University.

Kay Bogeajis has been our Chief Operating Officer since July 2013. From 2007 to 2013, she was Vice President of Retail Operations for Peet’s Coffee & Tea. From 1997 to 2007, Ms. Bogeajis was employed by Yum Brands, where from 2003 to 2007 she served as Head Coach of Western Operations and where from 2001 to 2003 she was Vice President of Systemwide Operations for the Taco Bell division. Ms. Bogeajis has a Bachelor of Science degree from San Diego State University.

Edward Valle has been our Chief Marketing Officer since October 2011. From 2009 to 2010, he was Chief Marketing Strategist for Choice Hotels International, responsible for brand strategy, advertising, marketing, media, promotional and loyalty initiatives. From 2005 to 2009, he was Vice President of Marketing at the Panera Bread Company. Before that, he held marketing leadership positions at Dunkin’ Donuts, Subway Restaurants and Diageo. Mr. Valle holds an MBA from Fordham University and a bachelor’s degree in operations and logistics management from Michigan State University.

Michael G. Maselli has been Chairman of our Board of Directors since 2011. Mr. Maselli is a managing director of Trimaran Fund Management, L.L.C. Before joining Trimaran in February 2003, Mr. Maselli worked in the Corporate and Leverage Finance Groups of CIBC World Markets. Prior to joining CIBC in 1997, Mr. Maselli served as a Managing Director in Bear Stearns’ corporate finance group and, prior to that, as a Vice President at Kidder Peabody & Co. Incorporated. Mr. Maselli has served on the board of directors of Norcraft Companies, Inc. since July 2013, and on board of managers of its predecessor company since 2003. Mr. Maselli currently also serves on the board of Educational Services of America, Inc. He previously served on the board of directors of Standard Steel, LLC, and was director as well as Chairman of the Board of CB Holding Corp. Mr. Maselli received an MBA with distinction from The A.B. Freeman School at Tulane University and a bachelor’s degree in economics from the University of

Colorado. With his extensive background in banking, finance, and private equity, his supervisory and investment experience in a variety of industries, and his knowledge of us and our affiliates, Mr. Maselli is well-qualified to serve as our Chairman.

Dean C. Kehler has been a director since 2005. In 2000, he co-founded Trimaran, one of our sponsors, where he is a Managing Partner. From 1995 to 2000, Mr. Kehler held senior positions at CIBC, including Vice Chairman of CIBC World Markets Corp. Mr. Kehler has served on the board of directors of KCAP Financial, Inc., since February 2012. He holds a bachelor’s degree from the Wharton School of the University of Pennsylvania. Because of his strong background in banking and finance, his many years of experience overseeing this and other corporations, and his knowledge of management and strategy, Mr. Kehler is well-qualified to serve on our board.

Wesley W. Barton has been a director since 2011. Since 2007, he has been employed by Trimaran Capital Partners, one of our sponsors, where he is a Vice President. From 2005 to 2007, Mr. Barton was an associate at Banc of America Securities, the broker-dealer arm of Bank of America. From 2002 to 2005, he was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. He has a JD from Duke University. Based on his skills in banking, private financing, mergers and corporate law, Mr. Barton is well-qualified to serve on our board.

John M. Roth has been a director since 2007. He has been with Freeman Spogli, one of our sponsors, since 1988, and has been a General Partner there since 1993, where he now serves as President and Chief Operating Officer. From 1984 to 1988, Mr. Roth was employed by Kidder, Peabody & Co. Incorporated in the Mergers and Acquisitions Group. Mr. Roth received an MBA and a bachelor’s degree from the Wharton School of the University of Pennsylvania. Mr. Roth has served on the board of directors of hhgregg, Inc., since February 2005. With his extensive experience as a board member of numerous retail and consumer businesses and his experience and insights into strategic expansion opportunities, capital markets and capitalization strategies, Mr. Roth is well-qualified to serve on our board.

Douglas K. Ammerman has been a director since 2007. Since retiring as a Partner from KPMG in 2002, Mr. Ammerman has been a director for Fidelity National Financial, Inc., since 2005, William Lyon Homes since 2007, Stantec Inc. since 2011 and Remy International, Inc., since 2013. In the past five years, Mr. Ammerman has also served on the board of Quiksilver, Inc. He holds a master’s degree in business taxation from the University of Southern California, a bachelor’s degree from California State University, Fullerton, and is a CPA, inactive. Based on his fulsome knowledge of accounting, corporate governance, and of the restaurant industry, Mr. Ammerman is well-qualified to serve on our board.

Samuel N. Borgese has been a director since 2011, and served as Chairman of our Board of Directors in 2011, while he also served as our Executive Chairman. Mr. Borgese is currently Chief Executive Officer of Max Brenner International, which manufactures chocolate products and delivers them through a global system of chocolate bar restaurants and shops. From 2008 to 2011, he was first Interim President and Chief Executive Officer and then permanent President and Chief Executive Officer of CB Holding Corp., the parent of Charlie Brown’s Steakhouse and other chains, which was owned by Trimaran, one of our sponsors. From 2003 to 2008, he was employed by Catalina Restaurant Group, first as Chief Development Officer and later as President and Chief Executive Officer. Before that, Mr. Borgese was Chief Executive Officer of an enterprise software company that supported 300 restaurant, retail and hospitality businesses in the lifecycle management of their real estate assets. Mr. Borgese holds a Certificate of Director Education from the National Association of Corporate Directors. With more than 30 years of senior executive and other leadership positions with public and private companies in the restaurant, retail and hospitality sectors, Mr. Borgese is well-qualified to serve on our board.

Board Composition and Election of Directors

Prior to completion of this offering, we will amend and restate our certificate of incorporation and our bylaws. Our certificate of incorporation will provide that the number of directors on our board will be fixed exclusively pursuant to resolution adopted by our board of directors. The exact size of our board shall be determined from time to time by the board. We intend to appoint one director following the completion of this offering who satisfies the independence requirements of the NASDAQ. Wesley W. Barton has agreed to resign from our board of directors upon the appointment of our new independent director. Our board of directors will be divided into three classes, with each director serving a three-year term and with one class to be elected at each year’s annual meeting of stockholders.

We are a party to a stockholders agreement with LLC, whose members are investment funds managed by our sponsors, certain members of our management and other third party investors. The stockholders agreement provides certain rights to LLC, including registration rights for common stock owned by LLC. The limited liability company operating agreement of LLC also provides rights to Trimaran and Freeman Spogli, including certain registration rights. See “Certain Relationships and Related Party Transactions.”

Our certificate of incorporation will provide that directors may only be removed for cause by a majority of the voting power of our then outstanding stock voting as a single class at a meeting of stockholders. However, if LLC beneficially owns more than 40% of our common stock, directors may be removed with or without cause, by a majority of the voting power of our outstanding stock voting as a single class. The certificate will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or due to death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remains.

We intend to avail ourself of the “controlled company” exception under NASDAQ rules because LLC will continue to control more than 50% of the voting power of our common stock following the completion of this offering. The “controlled company” exception eliminates the requirements that we have (a) a majority of independent directors on our board and (b) compensation and nominating/corporate governance committees composed entirely of independent directors, as independence is defined in Rule 10A-3 of the Exchange Act and under the listing standards. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and the NASDAQ. We will be required to have an audit committee with at least one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is part. After this 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. We expect to have one independent director on our board upon completion of this offering. See “Management—Directors and Executive Officers.”

If at any time we cease to be a “controlled company” under NASDAQ rules, our board of directors will take all action necessary to comply with the applicable NASDAQ rules, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our board of directors has adopted written charters for each of these committees. Upon completion of this offering, copies of the charters will be available on our website at www.elpolloloco.com. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Upon completion of this offering, the Audit Committee will be comprised of Dean C. Kehler, Douglas K. Ammerman and Samuel N. Borgese. We are relying on the phase-in rules of the Exchange Act and the NASDAQ with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member who is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of member who are independent within 90 days of effectiveness and all members who are independent within one year of effectiveness. The functions of our Audit Committee, among other things, will include:

•	reviewing our financial statements, including any significant financial items and changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

•	appointing and determining the compensation for our independent auditors;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

•	reviewing and overseeing our independent registered public accounting firm.

Our board of directors has determined that Douglas K. Ammerman qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that Douglas K. Ammerman is independent as independence is defined in Rule 10A-3 of the Exchange Act and under NASDAQ listing standards. As discussed above under the caption “Board Composition and Election of Directors,” the Audit Committee will consist of a majority of independent directors within 90 days of listing, and consist of all independent directors by the first anniversary of listing, consistent with NASDAQ listing standards.

Compensation Committee

Upon completion of this offering, the Compensation Committee will be comprised of Michael G. Maselli, John M. Roth and Douglas K. Ammerman. The functions of our Compensation Committee, among other things, will include:

•	reviewing and approving corporate goals and objectives relevant to the compensation of certain of our key executives, evaluating the performance of these executives in light of those goals and objectives, and determining the compensation of these executives based on that evaluation;

•	reviewing and approving executive officer and director compensation;

•	reviewing and approving overall compensation programs; and

•	administering our incentive compensation and equity-based plans.

In order to comply with certain SEC and tax law requirements, our compensation committee (or a subcommittee of the compensation committee) must consist of at least two directors that qualify as “non employee directors” for the purposes of Rule 16b-3 under the Exchange Act and satisfy the requirements of an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Our board of directors has determined that Michael G. Maselli, John M. Roth and Douglas K. Ammerman each qualify as “non employee directors” and “outside directors.”

Nominating and Corporate Governance Committee

Upon completion of this offering, the Nominating and Corporate Governance Committee will be comprised of Dean C. Kehler, Michael G. Maselli and John M. Roth. The functions of our Nominating and Corporate Governance Committee, among other things, will include:

•	identifying individuals qualified to become board members and recommending director nominees and board members for committee membership;

•	developing and recommending to our board corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and its committees and management.

Risk Oversight

Our board of directors oversees a company-wide approach to risk management that is carried out by management. Our board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us and reviews the steps taken by management to manage those risks.

While our board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. Additionally, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interests. Our Nominating and Corporate Governance Committee is responsible for overseeing the management of risks associated with the independence of our board of directors. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has ever been an officer or employee of us. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. Upon completion of this offering, a copy of the code will be available on our website at www.elpolloloco.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines to assist our board of directors in the exercise of its fiduciary duties and responsibilities to us and to promote the effective functioning of our board of directors and its committees. Our corporate governance guidelines cover, among other topics:

•	director independence and qualification requirements;

•	board leadership and executive sessions;

•	limitations on other board and committee service;

•	director responsibilities;

•	director compensation;

•	director orientation and continuing education;

•	board and committee resources, including access to officers and employees;

•	succession planning; and

•	board and committee self evaluations.

Upon completion of this offering, a copy of the corporate governance guidelines will be available on our website, which is located at www.elpolloloco.com. We expect that any amendments to the guidelines will be disclosed on our website.

EXECUTIVE COMPENSATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act. As an emerging growth company, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. The table below sets forth the annual compensation earned during fiscal 2013 by our principal executive officer and our next two most highly compensated executive officers (our “named executive officers” or “NEOs”).

2013 Summary Compensation Table

Name and Principal Position	Year	Salary	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Stephen J. Sather President & Chief Executive Officer	2013	$436,567	$0	$349,083	$41,797	$827,447

Laurance Roberts(1) Chief Financial Officer	2013	$138,795	$427,837	$112,718	$12,717	$692,067

Kay Bogeajis(2) Chief Operating Officer	2013	$111,099	$427,837	$94,558	$7,197	$640,691

(1)      Mr. Roberts commenced employment as our Chief Financial Officer on July 15, 2013.

(2)      Ms. Bogeajis commenced employment as our Chief Operating Officer on July 29, 2013.

(3)      Represents the grant date fair value of options awarded during 2013, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). For a summary of the assumptions made in the valuation of these awards, please see Note 12 to our consolidated financial statements included elsewhere in this prospectus.

(4)      Represents performance-based bonuses earned by our NEOs in respect of our performance in 2013. The material terms of the non-equity incentive plan compensation paid to our named executive officers in our last completed fiscal year are described below in the section entitled “—Elements of Compensation—2013 Bonus Arrangements.”

(5)      For Messrs. Sather and Roberts and Ms. Bogeajis, includes the following perquisites and benefits:

•	Gas Card Benefits: $5,124.08, $543.56 and $1,498.86, respectively;

•	401(k) Plan Matching Contribution: $10,197.06, $0 and $0, respectively;

•	Auto Allowance: $7,476.84, $3,267.66 and $2,990.74, respectively; and

•	Other Benefits (including, health and welfare benefits): $18,998.56, $8,905.90 and $2,707.52, respectively.

Employment Agreements

Each of our NEOs is a party to an employment agreement. The employment agreements are substantially similar. We entered into an employment agreement in 2006 with Mr. Sather (which was amended and restated in 2011), in 2013 with Mr. Roberts and Ms. Bogeajis. The employment agreements provide that Messrs. Sather and Roberts and Ms. Bogeajis will receive salaries equal to $350,000, $300,000, and $275,000, respectively, which may be adjusted in our sole discretion (and, with respect to Mr. Sather have been adjusted up as shown in “—Summary Compensation Table”) and also provides that we will reimburse Mr. Roberts for certain relocation expenses. Each employment agreement also provides that each executive will be eligible to earn annual bonus awards with a target of 75% of the executive’s then current base salary and that each executive is entitled to receive certain other benefits and perquisites as more fully described in the “—Elements of Compensation—Other Benefits” section. The employment agreements provide that the NEOs’ employment with us is “at will” and may be terminated at any time by either party, provided the NEOs are required to provide us with 90-day advance notice in case of resignation. If we terminate an NEO’s employment without “cause,” as defined in the respective employment agreement, or if the agreement is terminated by the NEO for “good reason,” as defined in the respective employment agreement, and provided that the NEO signs a general release of claims, the NEO will be entitled to receive continuation of base salary for 12 months following termination of employment. In addition, in case of any termination of employment, except termination by us for “cause” or voluntary resignation by the NEO, each NEO will be entitled to receive a pro-rata bonus for the year of termination based on our actual performance. Finally, in case of any termination of employment the NEO will be entitled to receive certain accrued obligations (including base salary through the date of termination, reimbursement of unreimbursed business expenses, and any earned but unpaid annual bonus for the previously completed year). The employment agreements contain 12-month post-termination covenants relating to non-interference and non-solicitation of employees.

Elements of Compensation

Each of the named executive officers was provided with the following primary elements of compensation in 2013:

Base Salary

Each named executive officer received a fixed base salary in an amount determined in accordance with the executive’s employment agreement and based on a number of factors, including:

•	The nature, responsibilities and duties of the officer’s position;

•	The officer’s expertise, demonstrated leadership ability and prior performance;

•	The officer’s salary history and total compensation, including annual cash bonuses and long-term incentive compensation; and

•	The competitiveness of the market for the officer’s services.

Each named executive officer’s base salary for 2013 is listed in “—Summary Compensation Table.”

2013 Bonus Arrangements

Each named executive officer was eligible to earn an annual cash incentive in 2013. Our practice with respect to annual incentive compensation has historically been to provide an opportunity to earn bonus awards based on the achievement of company performance measures, specifically EBITDA adjusted for various add-backs permitted by our credit agreements (“Internal EBITDA”). Our El Pollo Loco Support Center Incentive Plan is adopted on an annual basis subject to approval by our board of directors and provides the opportunity for each of our NEOs to earn a bonus equal to 75% of their annual base salary at target for each year, based on our achievement of Internal EBITDA targets. The Internal EBITDA targets are set each year based on achievement of strategic goals and financial results. The cash incentive plan also provides for no bonus to be paid if Internal EBITDA achievement is less than 92.5% of target and for a cap equal to 200% of the target bonus amount to be paid if Internal EBITDA achievement is 125% of target or greater. Based on our performance, bonuses for 2013 were paid out at 110.82% of target.

Equity Grants

Exchange Options

At the time we were acquired by Trimaran Pollo Partners, L.L.C., in 2005, certain of our employees held options in our predecessor entity, which were converted into options to purchase our common stock. None of our NEOs hold any of such options. All such options are currently vested and exercisable. Generally, upon an employee’s termination of employment with us, the employee will have 90 days following the date of such termination to exercise any portion of such options. If the employee’s termination is due to his retirement or total and permanent disability or death, the employee or his estate, as applicable, may exercise any portion of the options for nine months. In no event will an employee be entitled to exercise the option after its original expiration date. All options will be forfeited if an employee’s employment is terminated for cause, as defined in the respective option agreement.

2005 Stock Option Plan

In 2005, we adopted the 2005 Stock Option Plan (the “2005 Plan”) in order to provide a means to attract, retain and motivate our directors, employees, and other service providers upon whose judgment, initiative and efforts our continued success, growth and development are dependent. All options granted under the 2005 Plan are vested (or will vest as of the end of April 2014) and no future awards will be made under the 2005 Plan. None of our NEOs hold any of such options. The 2005 Plan provides that each award will expire no later than the 10th anniversary of the grant. Generally, upon an employee’s termination of employment with us, the employee will have 90 days following the date of such termination to exercise any portion of the options. If the employee’s termination is due to his retirement, total and permanent disability or death, the employee or his estate, as applicable, may exercise any portion of the options for six months. In no event will an employee be entitled to exercise the option after its original expiration date. All options will be forfeited if an employee’s employment is terminated for cause. The awards under the 2005 Plan also require employees to agree to be bound by one-year post-termination covenants relating to non-competition, non-interference and non-solicitation of employees.

2012 Stock Option Plan

In 2012, we adopted the 2012 Stock Option Plan (the “2012 Plan”) in order to advance our interests by providing for grants of stock options to certain individuals. Generally, 50% of options granted under the 2012 Plan vest 25% on each of the first four anniversaries of grant. The initial grants in 2012 were a one-time exception, with a portion of the grants vesting at the time of grant. The remaining 50% vest 25% per year, based on achievement of Consolidated EBITDA (as such term is defined in the First Lien Credit Agreement) targets for such year or in some circumstances of cumulative Consolidated EBITDA targets over multiple years. The 2012 Plan provides that each award will expire no later than the 10th anniversary after grant. Generally, upon an employee’s termination of employment with us, the employee will have 90 days following the date of such termination to exercise any portion of the options. If the employee’s termination is due to his total and permanent disability or death, the employee or his estate, as applicable, may exercise any portion of the options for six months. In no event will an employee be entitled to exercise the option after its original expiration date. All options will be forfeited if an employee’s employment is terminated for cause. We also grant options with strike prices in excess of the fair market value of our stock on the date of grant. These premium options are intended as a further stretch incentive to encourage growth that meets or exceeds the premium level.

Stockholders Agreement

All of our plans prior to this offering also provide that upon exercise of the stock options, employees must agree to be bound by our stockholders agreement (discussed below under “Certain Relationships and Related Party Transactions—Stockholders Agreement”), which, among other items, provides for, prior to an initial public offering, call rights (in certain circumstances, at below fair mark value) and put rights (in certain circumstances) with respect to any stock that was purchased by employees upon exercise of stock options.

2014 Omnibus Equity Incentive Plan

Introduction

On July 14, 2014, our board of directors and our stockholders approved and adopted our 2014 Omnibus Equity Incentive Plan (the “2014 Plan”). The 2014 Plan became effective on that date (the “Effective Date”).

We currently maintain the 2005 Plan and the 2012 Plan, both of which provide for the issuance of stock options. In addition, option awards are outstanding under certain exchange option award agreements relating to the exchange of options of the former EPL Holdings, Inc., at the time of its purchase by us. As of July 14, 2014, approximately 3,335,168 shares of common stock remained available for issuance upon the exercise of outstanding options under all such prior arrangements (the “Prior Awards”). Following the Effective Date, no new awards will be granted under the 2005 Plan and the 2012 Plan.

Under the 2014 Plan, 1,070,477 common shares are initially available for grant, which does not include the Prior Awards. All Prior Awards will remain outstanding and will be governed by the 2014 Plan and their respective award or exchange agreements, to the extent that the terms of such agreements are not inconsistent with the 2014 Plan.

Rationale for Adoption of the 2014 Plan

Grants of options, restricted shares, restricted stock units and other share-based awards to our officers, employees, directors, independent contractors and consultants are an important part of our long-term incentive compensation program, which we use in order to strengthen the commitment of such individuals to us, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated individuals whose efforts are expected to result in our long-term growth and profitability.

At the time when Section 162(m) of the Code becomes applicable to us, annual compensation in excess of $1 million paid to individuals who are “covered employees” will not be deductible by us unless it is “performance-based compensation.” The plan administrator may make awards under the 2014 Plan to eligible participants who are covered employees (or to individuals whom the plan administrator believes may become covered employees) that are intended to qualify as performance-based compensation under Section 162(m) of the Code, to the extent it is applicable to us. To qualify, the exercisability and/or payment of such awards will generally be subject to the achievement of performance criteria based upon one or more performance goals set forth in the 2014 Plan and to certification of such achievement in writing by the compensation committee of our board of directors. The performance criteria will be established in writing by that committee not later than the time period prescribed under Section 162(m) of the Code.

Description of 2014 Plan

The following is a summary of the material features of the 2014 Plan. This summary is qualified in its entirety by the full text of the 2014 Plan, a copy of which is filed as Exhibit 10.22 to the registration statement of which this prospectus forms a part.

Types of Awards. The 2014 Plan provides for the issuance of options, share appreciation rights (“SARs”), restricted shares, restricted stock units (“RSUs”), other share-based awards and cash awards to our officers, employees, directors, independent contractors and consultants.

Shares Available; Certain Limitations. The maximum number of shares of common stock reserved and available for issuance under the 2014 Plan will be equal to the sum of (i) 1,070,477 shares of common stock and (ii) the number of shares of common stock subject to the Prior Awards. Pursuant to 162(m) of the Code, no individual (including any individual who is likely to be a “covered employee” for purposes of Section 162(m) of the Code) may be granted options or SARs during any single fiscal year in excess of 342,553 shares or restricted shares, RSUs, or other share-based awards in excess of 342,553 shares. In addition, the maximum cash award that any such individual may receive with respect to a cash award in respect of any annual performance period is $1,000,000 and for any other performance period, such amount multiplied by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is twelve. No more than 1,070,477 shares may be issued upon the exercise of ISOs, as described below.

Shares of common stock subject to an award under the 2014 Plan that remain unissued upon the cancellation or termination of the award will again become available for grant under the 2014 Plan. However, shares of common stock that are surrendered by a participant or withheld as payment of the exercise price in connection with any award under the 2014 Plan, as well as any shares of common stock exchanged by a participant or withheld to satisfy tax withholding obligations related to any award, will not be available for subsequent awards under the 2014 Plan. If an award is denominated in shares, but settled in cash, the number of shares of common stock previously subject to the award will again be available for grants under the 2014 Plan. If an award can only be settled in cash, it will not be counted against the total number of shares of common stock available for grant under the 2014 Plan.

Administration. The 2014 Plan will be administered by our board of directors, or if our board of directors does not administer the 2014 Plan, a committee of our board of directors that complies with the applicable requirements of Section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (each of our board of directors or such committee, the “plan administrator”). The plan administrator may interpret the 2014 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2014 Plan, provided that the plan administrator will not have the authority to reprice or cancel and regrant any award at a lower exercise, base or purchase price or cancel any award with an exercise, base or purchase price in exchange for cash, property or other awards without first obtaining the approval of our stockholders.

The 2014 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Restricted Shares and RSUs. Restricted shares and RSUs may be granted under the 2014 Plan. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, applicable to the grant of restricted shares. If the restrictions, performance goals or other conditions determined by the plan administrator are not satisfied, the restricted shares and RSUs will be forfeited. Subject to the provisions of the 2014 Plan and the applicable individual award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability. The rights of restricted share and RSU holders upon a termination of employment or service will be set forth in individual award agreements.

Unless the applicable award agreement provides otherwise, participants with restricted shares will generally have all of the rights of a stockholder during the restricted period, including the right to receive dividends declared with respect to such shares; provided, however, that dividends declared during the restricted period with respect to an award that vests or becomes payable upon the achievement of performance goals shall only become payable if (and to the extent) that the performance goals underlying the award are achieved. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, but may be credited with dividend equivalent rights if the applicable individual award agreement so provides.

Options. We may issue non-qualified stock options and “incentive stock options” (“ISOs”) (within the meaning of Section 422 of the Code) under the 2014 Plan. The terms and conditions of any options granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the plan administrator. The exercise price of any option granted under our 2014 Plan must be at least equal to the fair market value of our common stock on the date the option is granted (110% of fair market value in the case of ISOs granted to ten percent stockholders). The maximum term of an option granted under our 2014 Plan is ten years. The amount of incentive stock options that become exercisable for the first time in a particular year cannot exceed a value of $100,000 per participant, determined using the fair market value of the shares on the date of grant.

Subject to our 2014 Plan, the plan administrator will determine the vesting and other terms and conditions of options granted under our 2014 Plan and the plan administrator will have the authority to accelerate the vesting of any option in its sole discretion. Unless the applicable option award agreement provides otherwise, in the event of a participant’s termination of employment or service for any reason other than for cause, disability or death, such participant’s options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and then expire. Unless the applicable option agreement provides otherwise, in the event of a participant’s termination of employment or service due to disability or death, such participant’s options (to the extent exercisable at the time of such termination) generally will remain exercisable until 6 months after such termination and will then expire. Options that were not exercisable on the date of termination for any reason other than for cause will expire at the close of business on the date of such termination. In the event of a participant’s termination of employment or service for cause, such participant’s outstanding options will expire at the commencement of business on the date of such termination. In no event, however, may an option be exercised after the expiration of its term.

Share Appreciation Rights. SARs may be granted under the 2014 Plan either alone or in conjunction with all or part of any option granted under the 2014 Plan. A free-standing SAR granted under the 2014 Plan entitles its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the free-standing SAR multiplied by the number of shares in respect of which the SAR is being exercised. An SAR granted in conjunction with all or part of an option under the 2014 Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. Each SAR will be granted with an exercise price that is not less than 100% of the fair market value of the related shares of common stock on the date of grant. Unless the applicable SAR award agreement provides otherwise, in the event of a participant’s termination of employment or service for any reason other than for cause, disability or death, such participant’s SARs (to the extent exercisable at the time of such termination) generally will remain exercisable until ninety days after such termination and then expire. Unless the applicable SAR award agreement provides otherwise, in the event of a participant’s termination of employment or service due to disability or death, such participant’s SARs (to the extent exercisable at the time of such termination) generally will remain exercisable until six months after such termination and will then expire. SARs that were not exercisable on the date of termination for any reason other than for cause will expire at the close of business on the date of such termination. In the event of a participant’s termination of employment or service for cause, such participant’s outstanding SARs will expire at the commencement of business on the date of such termination. The maximum term of all SARs granted under the 2014 Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of an SAR in shares of common stock, cash, or any combination thereof.

Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.

Other Share-Based Awards. Other share-based awards, valued in whole or in part by reference to, or otherwise based on, shares of common stock (including dividend equivalents) may be granted under the 2014 Plan. The plan administrator will determine the terms and conditions of such other share-based awards, including the number of shares of common stock to be granted pursuant to such other share-based awards, the manner in which such other share-based awards will be settled (e.g., in shares of common stock, cash or other property), and the conditions to the vesting and payment of such other share-based awards (including the achievement of performance goals). The rights of participants granted other share-based awards upon the termination of employment with or service to us will be set forth in the award agreement.

Cash Awards. Bonuses that are payable solely in cash may also be granted under the 2014 Plan, and may be granted contingent upon the achievement of performance goals. The rights of participants granted cash awards upon the termination of employment with or service to us will be set forth in the applicable award agreement.

Performance Goals. The vesting of awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code will be based upon one or more of the following criteria: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) share price appreciation; (x) cash flow, cash flow per share, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) cost targets, reductions and savings, productivity and efficiencies; (xv) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xvi) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; (xvii) any combination of, or a specified increase in, any of the foregoing, (xviii) economic value created; and (xix) share price or total stockholder return.

The criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to us or any of our affiliates, or one of our divisions or strategic business units or a division or strategic business unit of any of our affiliates, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The criteria may also be subject to a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. The criteria will be determined in accordance with generally accepted accounting principles (to the extent applicable) and achievement of the criteria will require certification by the plan administrator. To the extent permitted by Section 162(m) of the Code, the plan administrator will have the authority to make equitable adjustments to the criteria in recognition of unusual or non-recurring events affecting us or any of our affiliates or our financial statements or the financial statements of any of our affiliates, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

Equitable Adjustments. In the event of a merger, amalgamation, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common shares, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our common stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number of common shares reserved for issuance under the 2014 Plan, (ii) the maximum number of shares of common stock that may be subject to awards granted to any participant in any calendar or fiscal year, (iii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2014 Plan, and (iv) the kind, number and purchase price of shares of common stock, or the amount of cash or amount or type of property, subject to outstanding restricted shares, RSUs and other share-based awards granted under the 2014 Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of common stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of common stock, cash or other property covered by such award, our board of directors may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the plan administrator, adjustments to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

Change in Control and Qualifying Termination. Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that (i) a “change in control” (as defined below) occurs and (ii) a participant’s employment or service is terminated by us or any of our successors or affiliates without cause within 12 months following the change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise will become fully vested and exercisable, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels.

Definition of Change in Control. For purposes of the 2014 Plan, a “change in control” will mean, in summary: (i) a person or entity becomes the beneficial owner of 50% or more of our voting power; (ii) an unapproved change in the majority membership of our board of directors; (iii) a merger or consolidation of us or any of our subsidiaries, other than (A) a merger or consolidation that results in our voting securities continuing to represent more than 50% of the combined voting power of the surviving entity or its parent and our board of directors immediately prior to the merger or consolidation continuing to represent a majority of the board of directors of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the owner of our voting securities representing 50% or more of our combined voting power; or (iv) stockholder approval of a plan of complete liquidation or dissolution of us or the consummation of an agreement for the sale or disposition of substantially all of our assets, other than a sale or disposition to an entity, at least 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale or a sale or disposition to an entity controlled by our board of directors. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which our stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of our assets.

Tax Withholding. Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of the minimum amount of applicable taxes required by law to be withheld with respect to any award granted under the 2014 Plan. We have the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award.

Amendment and Termination of the 2014 Plan. The 2014 Plan provides our board of directors with authority to amend, alter or terminate the 2014 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law.

2014 Plan Term. The 2014 Plan will terminate on the tenth anniversary of the Effective Date (although awards granted before that time will remain outstanding in accordance with their terms).

New Plan Benefits

We expect to grant options under the 2014 Plan to certain employees in connection with the completion of this offering. We have not yet determined the terms of such grants, but, subject to approval by the Compensation Committee of our board of directors, we expect to grant 223,183 options at fair market value as of the date of the grant to selected employees who are not our executive officers. In addition, at or immediately following the closing of the this offering, subject to approval by the Compensation Committee of our board of directors, we expect to grant to each of Samuel N. Borgese and Douglas K. Ammerman a restricted share grant for a number of shares equal to $50,000 divided by our public offering price. The grant will vest based on continued service over a period of three years.

US Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of awards under the 2014 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Non-Qualified Stock Options. A participant who has been granted a non-qualified stock option will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the participant will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income. If shares acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Incentive Stock Options. In general, no taxable income is realized by a participant upon the grant of an ISO. If shares of common stock are purchased by a participant, or option shares, pursuant to the exercise of an ISO granted under the 2014 Plan and the participant does not dispose of the option shares within the two-year period after the date of grant or within one year after the receipt of such option shares by the participant, such disposition a disqualifying disposition, then, generally (1) the participant will not realize ordinary income upon exercise and (2) upon sale of such option shares, any amount realized in excess of the exercise price paid for the option shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the common stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the participant’s “alternative minimum taxable income.” If option shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the option shares), over the exercise price paid for the option shares. Subject to certain exceptions, an option generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as a nonqualified stock option as discussed above. In general, we will receive an income tax deduction at the same time and in the same amount as the participant recognizes ordinary income.

Share Appreciation Rights. A participant who is granted an SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares received. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any common shares received upon exercise of an SAR will be the fair market value of the shares of common stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Shares. A participant generally will not be taxed upon the grant of restricted shares, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the earlier of the time the shares become transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation and not as dividend income. Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions or transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

RSUs. In general, the grant of RSUs will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Other Awards. With respect to other awards granted under the 2014 Plan, including other share-based award and cash awards, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any common shares or other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Section 162(m). Section 162(m) of the Code denies a deduction for certain annual compensation in excess of $1,000,000 paid to individuals who are “covered employees” unless it qualifies as “performance-based compensation.” The plan administrator may make awards under the 2014 Plan to eligible participants who are covered employees (or to individuals whom the plan administrator believes may become covered employees) that are intended to qualify as performance-based compensation under Section 162(m) of the Code. To qualify, the exercisability and/or payment of such awards must generally be subject to the achievement of performance criteria based upon one or more performance goals set forth in the 2014 Plan and to certification of such achievement in writing by the plan administrator. The performance criteria must be established in writing by the plan administrator not later than the time period prescribed under Section 162(m) of the Code.

Other Benefits

In 2013, our NEOs were provided with certain limited fringe benefits that we believe are commonly provided to similarly situated executives in the market in which we compete for talent and therefore are important to our ability to attract and retain top-level executive management. These benefits include a monthly automobile allowance, a business transportation allowance and a gas card allowance. The amounts paid to NEOs in 2013 in respect of these benefits is reflected above in the “—Summary Compensation Table” section under the “All Other Compensation” heading.

All employees are eligible to participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance and a 401(k) plan. Our named executive officers are eligible to participate in these plans generally on the same basis as our other employees. We do not sponsor or maintain any deferred compensation or supplemental retirement plans in addition to our 401(k) plan. Our 401(k) plan provides substantially all employees with the ability to make pre- or post-tax retirement contributions in accordance with applicable IRS limits. Matching contributions are provided in an amount equal to 100% of the first 3% of elective contributions and 50% of the next 2% of contributions by the employee. The 401(k) plan matching contributions provided to our named executive officers in 2013 are reflected above in the “—Summary Compensation Table” section under the “All Other Compensation” heading.

2013 Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth outstanding equity option awards as of December 25, 2013:

Name	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
	Exercisable	Unexercisable
Stephen J. Sather
(1)	353,257	141,303	70,651	$2.62	April 16, 2022
(1)	706,514	282,606	141,303	$5.84	April 16, 2022

Laurance Roberts(2)	12,306	49,242	36,936	$4.09	July 15, 2023
(2)	24,621	98,484	73,863	$5.84	July 15, 2023

Kay Bogeajis(2)	12,306	49,242	36,936	$4.09	July 29, 2023
(2)	24,621	98,484	73,863	$5.84	July 29, 2023

(1)      50% of the option award vests based upon continued employment (“Time-Based Options”) and the remaining 50% shall vest based upon the attainment of certain performance goals (“Performance-Based Options”). 25% of the Time-Based Options vest on the date of grant and an additional 25% vest on each of the first three anniversaries of the date of grant. The Performance-Based Options vest 25% each year based upon the attainment of certain performance goals for the years 2011, 2012, 2013 and 2014 or cumulative performance goals over all or a portion of this time period.

(2)      50% of the option award vests based upon continued employment (“Time-Based Options”) and the remaining 50% shall vest based upon the attainment of certain performance goals (“Performance-Based Options”). The Time-Based Options vest in four equal installments on each of the first four anniversaries of the date of grant. The Performance-Based Options vest 25% each year based upon the attainment of certain performance goal for the years 2013, 2014, 2015 and 2016 or cumulative performance goals over all or a portion of this time period.

Director Compensation

The following table provides compensation information for fiscal 2013 for each of our independent directors. Directors who are not independent do not receive compensation for their services as directors.

Name	Fees Earned or Paid in Cash	Total
Samuel N. Borgese	$40,000	$40,000
Douglas K. Ammerman	$40,000	$40,000

Each of our two independent directors, Messrs. Borgese and Ammerman, receive an annual cash retainer fee of $40,000, which is paid quarterly. In addition, Messrs. Borgese and Ammerman each will receive a grant of restricted shares in connection with this offering, as more fully described above in “Executive Compensation—Elements of Compensation—Equity Grants—2014 Omnibus Equity Incentive Plan—New Plan Benefits.”

We are currently in the process of determining the appropriate compensation program for our independent directors for following this offering and we anticipate that the program will include customary compensation elements such as annual cash retainer fees, annual equity grants and reimbursement of reasonable expenses incurred in connection with the performance of director duties. We will provide further information on our director compensation program after it has been finalized. However, currently, it is anticipated that Messrs. Borgese and Ammerman each will receive an annual grant of restricted shares with grant date value of $50,000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policy Concerning Related Party Transactions

We intend to adopt a written policy relating to the approval of related party transactions. Our Audit Committee will review certain financial transactions, arrangements and relationships between us and any of the following related parties to determine whether any such transaction, arrangement or relationship is a related party transaction:

•	any of our directors, director nominees or executive officers;

•	any beneficial owner of more than 5% of our outstanding stock; and

•	any immediate family member of any of the foregoing.

Our Audit Committee will review any financial transaction, arrangement or relationship that:

•	involves or will involve, directly or indirectly, any related party identified above and is in an amount greater than $120,000;

•	would cast doubt on the independence of a director;

•	would present the appearance of a conflict of interest between us and the related party; or

•	is otherwise prohibited by law, rule or regulation.

The Audit Committee will review each such transaction, arrangement or relationship to determine whether a related party has, has had or expects to have a direct or indirect material interest. Following its review, the Audit Committee will take such action as it deems necessary and appropriate under the circumstances, including approving, disapproving, ratifying, canceling or recommending to management how to proceed if it determines a related party has a direct or indirect material interest in a transaction, arrangement or relationship with us. Any member of the Audit Committee who is a related party with respect to a transaction under review will not be permitted to participate in the discussions or evaluations of the transaction; however, the Audit Committee member will provide all material information concerning the transaction to the Audit Committee. The Audit Committee will report its action with respect to any related party transaction to the board of directors.

Stockholders Agreement

We are a party to a stockholders agreement with LLC and certain third-party investors. The stockholders agreement permits (i) LLC to make an unlimited number of requests that we use our best efforts to register our shares under the Securities Act and (ii) Freeman Spogli to make two requests that we use our best efforts to register its shares under the Securities Act, for so long as they own 10% or more of the membership interests of LLC, two years after the completion of this offering. Pursuant to the stockholders agreement, LLC may also preempt any demand request by Freeman Spogli, in which case participation in such demand registration by LLC and Freeman Spogli shall be on a pro rata basis. In demand registrations, subject to certain exceptions, the parties to the stockholders agreement have certain rights to participate on a pro rata basis, subject to certain conditions. In addition, if we decide to sell our common stock, LLC and the other parties to the stockholders agreement, including members of our management, will also have certain rights to participate on a pro rata basis, subject to certain conditions. The LLC Agreement, described below, provides that, to the extent LLC does not exercise these “piggyback” rights, any member of LLC may require us to include in any registered offering the pro rata portion of securities owned by such member through LLC.

Upon the earlier of 180 days after an initial public offering or the end of the lock-up period described herein under “Underwriting—No Sales of Similar Securities,” LLC and its members will, under the stockholders agreement, be entitled, subject to certain exceptions, to exercise demand registration rights to register their shares of the common stock under the Securities Act. By exercising these registration rights, and selling a large number of shares of our common stock, the price of our common stock could decline. Approximately 28,679,808 shares of common stock will be subject to the registration rights agreement upon completion of this offering.

At least 10 days prior to the anticipated filing date of any registration statement, notice will be given to all holders of registrable securities party to the stockholders agreement outlining their rights to include their shares in such registration statement, and we must use our best efforts to register any securities which such holders request, within 10 days of receipt of notice, to be registered. A stockholder may, until seven days prior to the effectiveness of a registration statement, withdraw any securities that it has previously elected to include pursuant to piggyback registration rights. Any sales of registrable securities pursuant to demand rights must be on the same terms and conditions as those applying to us or any selling stockholder.

After this offering, the stockholders with these registration rights will hold an aggregate of 28,679,808 shares of our common stock. We will be required to bear substantially all costs incurred in these registrations, other than underwriting discounts and commissions. The registration rights described above could result in substantial future expenses for us and adversely affect any future equity or debt offerings.

LLC Agreement

Affiliates of Trimaran, Freeman Spogli and certain other third-party investors have entered into a limited liability company operating agreement (the “LLC agreement”) for LLC. The LLC agreement generally restricts the transfer of interests in LLC owned by the parties other than affiliates of Trimaran. Exceptions to this restriction include transfers to affiliates. In addition, the third-party investors have “tag-along” rights to sell their interests on a pro rata basis with Trimaran affiliates in significant sales to third parties. Similarly, Trimaran affiliates have “drag-along” rights to cause Freeman Spogli and the third-party investors to sell their interests, on a pro rata basis with Trimaran affiliates, in significant sales to third parties. The members of LLC have preemptive rights in order to maintain their respective percentage ownership interests in LLC in the event of an issuance of additional membership interests.

The LLC agreement permits a member of LLC who holds more than 15% of LLC’s outstanding membership units, following the later of 270 days after the completion of this offering and the time we become eligible to register securities on Form S-3, to cause LLC to exercise its registration rights (as described under “—Stockholders Agreement”) with respect to the pro rata portion of securities owned by such member through LLC, subject to certain exceptions. To the extent that LLC does not exercise the “piggyback” rights described under “—Stockholders Agreement,” any member of LLC may require us to include in any registered offering the pro rata portion of securities owned by such member through LLC.

Under the terms of the LLC agreement, LLC is solely managed by a Trimaran affiliate. Through the LLC agreement, Trimaran affiliates also have the right to designate at least a majority of the directors on our board of directors, and other investors (including Freeman Spogli) holding at least 15% of the outstanding interests have the right to designate one director to our board of directors, provided that Freeman Spogli has the right to designate one director to our board of directors for so long as it owns 5% or more of LLC. The LLC agreement terminates and LLC will be dissolved and its affairs wound up at the earlier of (1) the election of the managing member or (2) six years following the completion of this offering.

Monitoring and Management Services Agreement

Under the terms of a monitoring and management services agreement (the “management agreement”), entered into between us and affiliates of Trimaran and Freeman Spogi (together, the “Sponsor Advisors”), we pay an annual advisory and monitoring fee of $357,000, which is paid in advance in quarterly installments of $89,250 to an affiliate of Trimaran and $143,000, which is paid in advance in quarterly installments of $35,750 to an affiliate of Freeman Spogli for services provided by the Sponsor Advisors to us. The management agreement provides that we indemnify the Sponsor Advisors and their affiliates and their respective partners, members, directors, officers, employees and agents in connection with the services rendered to us under the agreement. It also provides that we reimburse the Sponsor Advisors for certain services to be provided to us on a going-forward basis. The management agreement also provides for the payment of certain transaction fees payable by us to the Sponsor Advisors in connection with future investment banking and related services and for the reimbursement by us of expenses incurred by the Sponsor Advisors in connection with such services, if the Sponsor Advisors determine to provide such services. The management agreement will be terminated upon the consummation of this offering.

Income Tax Receivable Agreement

Following our initial public offering, we expect to be able to utilize net operating losses and other tax attributes that arose prior to the initial public offering, assuming generation of future income. These net operating loss carryforwards and other tax attributes will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.

We will enter into an income tax receivable agreement with our existing stockholders that will provide for the payment by us to our existing stockholders of 85% of the amount of cash savings, if any, in United States federal, state, local, and foreign income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of an early termination by us or a change of control, as discussed below) as a result of the utilization of our net operating losses and other tax attributes attributable to periods prior to this offering together with interested accrued at a rate of LIBOR plus 200 basis points from the date the applicable tax return is due (without extension) until paid.

For purposes of the income tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the tax benefits subject to the income tax receivable agreement. The term of the income tax receivable agreement will commence upon consummation of this offering and will continue until all relevant tax benefits have been utilized or have expired.

Our counterparties under the income tax receivable agreement will not reimburse us for any benefits that are subsequently disallowed (although any future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our actual cash tax savings.

While the actual amount and timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future, we expect that during the term of the income tax receivable agreement, the payments that we may make could be material. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement, we expect that future payments under the income tax receivable agreement will total between approximately $39.0 million and $41.0 million. Such amounts may differ materially from the amounts presented above based on various items, including limitation under Section 382 of the Internal Revenue Code as the result of an “ownership change.”

If we undergo a change of control, the income tax receivable agreement will terminate, and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement, which payment would be based on certain assumptions (the “valuation assumptions”), including those relating to our future taxable income. Additionally, if we or a direct or indirect subsidiary transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset in a taxable transaction for purposes of determining the cash savings in income tax under the income tax receivable agreement. Any such payment resulting from a change of control or asset transfer could be substantial and could exceed our actual cash tax savings.

The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable, applying the same valuation assumptions discussed above, including those relating to our future taxable income. Such payments could be substantial and could exceed our actual cash tax savings. Additionally, we generally have the right to terminate the income tax receivable agreement. If we terminate the income tax receivable agreement, our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable, also applying the valuation assumptions discussed above. Such payments could be substantial and could exceed our actual cash tax savings.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement restricts the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. On July 9, 2014, we agreed with our lenders to amend the terms of our First Lien Credit Agreement to remove restrictions on capital expenditures and permit special dividend payments of up to $11 million per fiscal year (not to exceed $33 million in the aggregate) for purposes of our income tax receivable agreement. These Amendment provisions will become operative only upon the repayment in full of our Second Lien Term Loan Facility. We intend to use the net proceeds from this offering to repay our Second Lien Term Loan Facility. See “Use of Proceeds.” To the extent that we are unable to make payments under the income tax receivable agreement for any reason, such payments will be deferred and will accrue interest at a rate of LIBOR plus 200 basis points per annum until paid.

The Company has a full valuation allowance on its deferred tax assets as of March 26, 2014. As a result of this full valuation allowance position, the gross liability that could be paid in future years under the income tax receivable agreement will be recognized as future operating expenses at the earlier of the utilization of the prior net operating losses or release of the valuation allowance on the existing deferred tax assets.

Franchise Development Option Agreement

On July 11, 2014, EPL and the LLC entered into a Franchise Development Option Agreement (the “Franchise Option Agreement”) in connection with the development of El Pollo Loco restaurants in the New York-Newark, NY-NJ-CT-PA Combined Statistical Area (the “Territory”). Pursuant to the terms of the Franchise Option Agreement, EPL has granted the LLC the exclusive option to develop and open 15 restaurants within the New York Territory over 5 years (the “Initial Option”), and, provided the Initial Option is exercised, the exclusive option to develop and open up to an additional 100 restaurants within the Territory over 10 years (the “Additional Option”). The Franchise Option Agreement will terminate (i) ten years from the date of its execution or (ii) if the Initial Option is exercised, five years from the date of the exercise of the Initial Option. LLC may only exercise the Initial Option after EPL has made the determination to begin development of Company-operated restaurants within the Territory and/or support the development of the Territory. We have no current intention to begin such development within the Territory.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at July 24, 2014, as adjusted to reflect the sale of the shares of common stock by us in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 3535 Harbor Blvd., Costa Mesa, California 92626. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 28,715,550 shares of our common stock outstanding as of July 24, 2014, and 35,858,407 shares of common stock outstanding after the completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of July 24, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Number(1)	Percentage of Class	Number	Percentage of Class

Named Executive Officers and Directors:
Stephen J. Sather	1,276,680	4.4%	1,276,680	3.6%
Laurance Roberts	*	*	*	*
Kay Bogeajis	*	*	*	*
Michael G. Maselli	*	*	*	*
Dean C. Kehler	*	*	*	*
Wesley W. Barton	*	*	*	*
John M. Roth	*	*	*	*
Douglas K. Ammerman	*	*	*	*
Samuel N. Borgese	*	*	*	*
All directors and executive officers as a group (10 persons)	1,898,592	6.6%	1,898,592	5.3%

5% Stockholders:
Trimaran Pollo Partners, L.L.C.	28,557,989	99.5%	28,557,989	79.6%
Investment funds affiliated with Trimaran Capital Partners(2)	16,480,815	57.4%	16,480,815	46.0%
Investment funds affiliated with Freeman Spogli & Co.(3)	9,437,683	32.9%	9,437,683	26.3%

(1)       * Less than one percent.

(2)       Trimaran Capital, L.L.C. owns 43,642.39 (1.30%) membership units of LLC, Trimaran Fund II, L.L.C. owns 675,922.05 (20.16%) membership units of LLC, Trimaran Parallel Fund II,L.P., owns 284,581.94 (8.49%) membership units of LLC, CIBC Employee Private Equity Fund (Trimaran) Partners owns 440,126.52 (13.13%) membership units of LLC and CIBC Capital Corporation owns 480,164.44 (14.32%) membership units of LLC. Trimaran Investments II, L.L.C. has sole power to vote and dispose of the shares held by the foregoing entities. Dean C. Kehler is a managing member of Trimaran Investments II, L.L.C., and as such may be deemed to have voting and dispositive power over the shares of common stock held by LLC. Dean C. Kehler disclaims beneficial ownership of these shares. The address of Trimaran Investments II, L.L.C. is c/o Trimaran Capital Partners, 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

(3)       FS Equity Partners V, L.P. owns 1,087,495.62 (32.43%) membership units of LLC and FS Affiliates V, L.P. owns 14,546.96 (0.43%) membership units of LLC. FS Capital Partners V, LLC, as the general partner of FS Equity Partners V, L.P. and FS Affiliates V, L.P., has the sole power to vote and dispose of the shares held by the foregoing entities. Messrs. Bradford M. Freeman, Todd W. Halloran, Jon D. Ralph, John M. Roth, J. Frederick Simmons, Ronald P. Spogli and William M. Wardlaw are managing members of FS Capital Partners V, LLC and Messrs. Freeman, Halloran, Ralph, Roth, Simmons, Spogli and Wardlaw are the members of Freeman Spogli & Co., and as such may be deemed to be the beneficial owners of the shares held by the foregoing entities. Messrs. Freeman, Halloran, Ralph, Roth, Simmons, Spogli and Wardlaw each disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The address of FS Capital Partners V, LLC is FS Capital Partners V, LLC c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, CA 90025.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock and preferred stock, related provisions of our certificate of incorporation and bylaws as will be in effect upon the completion of this offering, and certain applicable provisions of Delaware law. While we believe the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our certificate of incorporation and bylaws and the other documents we refer to for a more complete understanding of our capital stock. Copies of our certificate of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Upon completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share; and 100,000,000 shares of preferred stock, par value $0.01 per share.

Upon completion of this offering, there will be outstanding 35,858,407 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares, and no outstanding shares of preferred stock.

Common Stock

Under our certificate of incorporation, each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common stock will have no preemptive, conversion or subscription rights. No redemption or sinking fund provisions will apply to our common stock. Holders of our common stock will not have the right of cumulative voting in elections of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. For additional information, see “Dividend Policy.”

Preferred Stock

Our certificate of incorporation will authorize our board of directors, without stockholder approval, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series.

Our board of directors will be able to issue, without stockholder approval, preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. Immediately after the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions

The following is a summary of certain provisions of the Delaware General Corporation Law (the “DGCL”), and our certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

Our certificate of incorporation will provide for our board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors will be elected each year. Under Section 141 of the DGCL, unless the certificate of incorporation provides otherwise, directors serving on a classified board can only be removed for cause. Our certificate of incorporation will provide that our directors may only be removed for cause, by a majority of the voting power of the outstanding voting stock voting as a single class to remove the director at an annual or special meeting. However, if LLC beneficially owns more than 40% of our common stock, our directors may be removed with or without cause, by a majority of the voting power of the outstanding stock voting as a single class. The provision for our classified board of directors may be amended, altered or repealed only upon the affirmative vote of the holders of a majority of our outstanding voting stock.

Number of Directors; Vacancies

Our certificate of incorporation will provide that the number of directors on our board will be fixed exclusively pursuant to resolution adopted by our board of directors. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. Upon completion of this offering, the size of our board of directors will be fixed at seven directors.

Pursuant to our certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our certificate of incorporation will further provide that generally, vacancies or newly created directorships in our board may only be filled by a resolution approved by a majority of our board of directors and any director so chosen will hold office until the next election of the class for which such director was chosen.

Stockholder Meetings

Our certificate of incorporation and bylaws will prohibit our stockholders from calling a special meeting once LLC ceases to beneficially own more than 40% of our common stock, in which event, special meetings of the stockholders will be able to be called by only (a) the Chairman of our board of directors or (b) our Secretary at the written request of a majority of the number of directors that we would have if there were no vacancies on our board of directors.

Action by Stockholders Without a Meeting

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our certificate of incorporation will prohibit stockholder action by written consent, when LLC ceases to beneficially own more than 40% of our common stock.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Stockholder Proposals and Nominations

Our bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive office not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting.

Our bylaws also will provide certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. A stockholder’s notice must set forth, among other things, as to each business matter or nomination the stockholder proposes to bring before the meeting:

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the proposal or nomination is made;

•	the class and number of shares that are owned of record and beneficially by the stockholder proposing the business or nominating the nominee;

•	a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose the business or nominate the person or persons specified in the notice, as applicable; and

•	whether such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal or nominate such nominee or nominees.

If the stockholder is nominating a candidate for director, the stockholder’s notice must also include the name, age, business address, residence address and occupancy of the nominee proposed by the stockholder and the signed consent of the nominee to serve as a director on our board of directors if so elected. The candidate may also be required to present certain information and make certain representations and agreements at our request.

In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act with respect to matters relating to nomination of candidates for directors.

Supermajority provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws will require that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions of our amended and restated certificate of incorporation on and after the date LLC ceases to beneficially own at least 40% of the total votes eligible to be cast in the election of directors, including:

•	classified board (the election and term of our directors);

•	the provisions regarding director liability;

•	the provisions regarding director and officer indemnification;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on our board;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such person or entity became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such date of the transaction that resulted in a person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the above.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting stock. We have opted out of these provisions. However, our certificate of incorporation will provide that in the event LLC ceases to beneficially own more than 15% of our common stock, we will automatically become subject to Section 203 of the DGCL.

Limitations on Liability and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal.

A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our certificate of incorporation will provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our certificate of incorporation will include such a provision.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Listing

Our common stock has been approved for listing on the NASDAQ under the symbol “LOCO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have 35,858,407 shares of common stock issued and outstanding (or a maximum of 36,929,836 shares if the underwriters exercise their option to purchase additional shares in full). All of the shares of our common stock sold in this offering (or 36,929,836 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately 46.0% and 26.3% of our outstanding common stock will be beneficially owned by Trimaran and Freeman Spogli, respectively (or 44.6% and 25.6% if the underwriters exercise their option to purchase additional shares in full). These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

We, our officers, directors and holders of substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Morgan Stanley & Co. LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. Jefferies LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting—No Sales of Similar Securities.”

Jefferies LLC and Morgan Stanley & Co. LLC have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is our officer, director or affiliate.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144 but without compliance with the holding period or certain other restrictions contained in Rule 144.

Stock Options

We intend to file a registration statement under the Securities Act covering up to 1,573,601 shares of our common stock reserved for issuance under our equity incentive plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements described above.

Registration Rights

Immediately following this offering, Trimaran and Freeman Spogli indirectly beneficially own 16,480,516 shares and 9,437,683 shares, respectively, of our common stock. Pursuant to the stockholders agreement between us, LLC and certain members of our management at the completion of this offering, we will grant these stockholders and certain of their respective affiliates and permitted transferees “demand” and “piggyback” rights to register these shares for resale at any time after the completion of this offering, as further described in “Certain Relationships and Related Transactions—Stockholders Agreement.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income tax consequences generally applicable to the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that purchases our common stock pursuant to this offering and holds such common stock as a “capital asset” within the meaning of the Code. This discussion is based on currently existing provisions of the Code, applicable United States Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the United States Internal Revenue Service (the “IRS”) all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, United States expatriates, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local, or foreign tax or United States federal estate or alternative minimum tax consequences relating to the ownership and disposition of our common stock. Prospective investors should consult their tax advisors regarding the United States federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity or arrangement taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	any entity or arrangement treated as a partnership for United States federal income tax purposes;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (b) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the United States federal income tax consequences of an investment in our common stock.

You should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership, and disposition of our common stock as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Distributions on Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our stock. If we do make a distribution of cash or other property (other than certain distributions of our stock or rights to acquire our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of the non-U.S. holder’s tax basis in our common stock, and, to the extent such portion exceeds the non-U.S. holder’s tax basis in our common stock, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Sale, Exchange or Other Taxable Disposition.”

The gross amount of dividends paid to a non-U.S. holder with respect to our common stock generally will be subject to United States federal withholding tax at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder certifies that it is eligible for the benefits of such treaty in the manner described below, or (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) and the non-U.S. holder satisfies certain certification and disclosure requirements. In the latter case, generally, a non-U.S. holder will be subject to United States federal income tax with respect to such dividends on a net income basis at regular graduated United States federal income tax rates in the same manner as a United States person (as defined under the Code). Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder that wishes to claim the benefit of an applicable income tax treaty with respect to dividends on our common stock will be required to provide the applicable withholding agent with a valid IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that such holder (i) is not a United States person (as defined under the Code) and (ii) is eligible for the benefits of such treaty, and the withholding agent must not have actual knowledge or reason to know that the certification is incorrect. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. If our common stock is held through a non-United States partnership or non-United States intermediary, such partnership or intermediary will also be required to comply with additional certification requirements under applicable Treasury regulations. A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Prospective investors, and in particular prospective investors engaged in a United States trade or business, are urged to consult their tax advisors regarding the United States federal income tax consequences of owning our common stock.

Sale, Exchange, or Other Taxable Disposition

Generally, a non-U.S. holder will not be subject to United States federal income tax on gain realized upon the sale, exchange, or other taxable disposition of our common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), (ii) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other taxable disposition and certain other conditions are satisfied, or (iii) we are or become a “United States real property holding corporation” (as defined in Section 897(c) of the Code) at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for our common stock and either (a) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock at some time during the shorter of the five-year period ending on the date of disposition or such holder’s holding period for our common stock. Although there can be no assurances in this regard, we believe that we are not a United States real property holding corporation, and we do not expect to become a United States real property holding corporation.

Generally, gain described in clause (i) of the immediately preceding paragraph will be subject to tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person (as defined under the Code). A non-U.S. holder that is a corporation may also be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. An individual non-U.S. holder described in clause (ii) of the immediately preceding paragraph will be required to pay (subject to applicable income tax treaties) a flat 30% tax on the gain derived from the sale, exchange, or other taxable disposition, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States.

Foreign Account Tax Compliance Act

After June 30, 2014, withholding at a rate of 30% will be required on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the United States Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain United States persons and by certain non-United States entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-United States entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any substantial United States owners or (ii) provides certain information regarding the entity’s substantial United States owners. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated July 24, 2014, among us and Jefferies LLC and Morgan Stanley & Co. LLC, as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Jefferies LLC	2,571,429
Morgan Stanley & Co. LLC	2,571,429
Robert W. Baird & Co. Incorporated	857,142
William Blair & Company, L.L.C.	642,857
Stifel, Nicolaus & Company, Incorporated	500,000

Total	7,142,857

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.63 per share of common stock. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$15.00	$15.00	$107,142,855.00	$123,214,290.00
Underwriting discounts and commissions paid by us	$1.05	$1.05	$7,499,999.85	$8,625,000.30
Proceeds to us, before expenses	$13.95	$13.95	$99,642,855.15	$114,589,289.70

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,803,854. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000. The underwriters have agreed to reimburse us for certain of our expenses in connection with the offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock listed on the NASDAQ under the trading symbol “LOCO.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,071,429 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all of our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Morgan Stanley & Co. LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if shares of our common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites of or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. In particular, an affiliate of Jefferies LLC is a lender under our First Lien Credit Agreement and under our Second Lien Credit Agreement and will receive a portion of the proceeds from this offering used to repay the Second Lien Term Loan Facility. See “Use of Proceeds.” Additionally, an affiliate of Jefferies LLC acts as administrative agent and collateral agent under our First Lien Credit Agreement and under our Second Lien Credit Agreement.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have lending relationships with us, they routinely hedge their credit exposures to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposures by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Solebury Capital LLC (“Solebury”), a FINRA member, is acting as our financial advisor in connection with the offering. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Disclaimers About Non-U.S. Jurisdictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (the “Corporations Act”), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

(a) You confirm and warrant that you are either:

•	a “sophisticated investor” under Section 708(8)(a) or (b) of the Corporations Act;

•	a “sophisticated investor” under Section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of Section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with us under Section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of Section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

(b) You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under Section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or, are intended to be, disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan, Law No. 25 of 1948 of Japan, as amended (the “FIEL”), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person, a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Latham & Watkins LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The financial statements as of December 25, 2013 and December 26, 2012 and for each of the two years in the period ended December 25, 2013 included in this registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov/edgar.shtml.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, which is located at www.elpolloloco.com. Information on, or accessible through, our website is not part of this prospectus.

EL POLLO LOCO HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

El Pollo Loco Holdings, Inc.

Costa Mesa, California

We have audited the accompanying consolidated balance sheets of El Pollo Loco Holdings, Inc. (the “Company”) as of December 25, 2013 and December 26, 2012 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of El Pollo Loco Holdings, Inc. as of December 25, 2013 and December 26, 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Costa Mesa, California

April 25, 2014, except for Note 16 which is as of July 14, 2014

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	December 25, 2013	December 26, 2012
Assets
Current assets:
Cash and cash equivalents	$17,015	$21,487
Restricted cash	131	131
Accounts and other receivables, net	5,906	3,539
Inventories	1,655	1,688
Prepaid expenses and other current assets	2,123	2,009
Total current assets	26,830	28,854
Property and equipment owned, net	68,641	64,808
Property held under capital lease, net	180	244
Goodwill	249,324	249,924
Domestic trademarks	61,888	61,888
Other intangible assets, net	934	1,106
Other assets	8,703	11,074
Total assets	$416,500	$417,898

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	December 25, 2013	December 26, 2012
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of first lien term loan	$1,900	$1,700
Current portion of obligations under capital leases	267	229
Accounts payable	12,316	9,883
Accrued salaries and vacation	8,594	8,000
Accrued insurance	3,597	3,153
Accrued income taxes payable	27	22
Accrued interest	4,182	8,041
Accrued advertising	265	257
Deferred taxes	322	334
Other accrued expenses and current liabilities	7,825	7,240
Total current liabilities	39,295	38,859
Senior secured term loan, net of current portion	—	161,885
Second priority senior secured notes (2018 Notes)	—	109,693
First lien term loan, net of current portion	187,190	—
Second lien term loan	99,038	—
Obligations under capital leases, net of current portion	847	1,114
Deferred taxes, net of current portion	31,623	30,240
Other intangible liabilities, net	1,927	2,312
Other noncurrent liabilities	8,044	9,208
Total liabilities	367,964	353,311
Commitments and contingencies
Stockholders’ Equity
Common stock, $0.01 par value—200,000,000 shares authorized; 28,712,622 shares issued and outstanding	287	287
Additional paid-in capital	240,151	239,329
Accumulated deficit	(191,902)	(175,029)
Total stockholders’ equity	48,536	64,587
Total liabilities and stockholders’ equity	$416,500	$417,898

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

For the Years Ended	December 25, 2013	December 26, 2012
Revenue
Company-operated restaurant revenue	$294,327	$274,928
Franchise revenue	20,400	18,682
Total revenue	314,727	293,610
Cost of operations
Food and paper costs	93,589	85,428
Labor and related expenses	75,669	73,406
Occupancy and other operating expenses	63,150	61,636
Company restaurant expenses	232,408	220,470
General and administrative expenses	25,506	24,451
Franchise expenses	3,841	3,647
Depreciation and amortization	10,213	9,530
Loss on disposal of assets	868	966
Asset impairment and close-store reserves	(101)	1,494
Total expenses	272,735	260,558
Gain on disposition of restaurant	400	—
Income from operations	42,392	33,052
Interest expense—net of interest income of $94 and $100 for the years ended December 25, 2013 and December 26, 2012, respectively	36,334	38,890
Loss on early extinguishment of debt	21,530	—
Loss before provision for income taxes	(15,472)	(5,838)
Provision for income taxes	(1,401)	(2,027)
Net loss	$(16,873)	$(7,865)
Net loss per share
Basic and diluted	$(0.59)	$(0.27)
Weighted average shares used in computing net loss per share
Basic and diluted	28,712,622	28,712,194

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

	Shares	Amount
Balance, December 28, 2011	28,710,070	$287	$238,473	$(167,164)	$71,596
Stock based compensation	—	—	860	—	860
Cash used for net stock option exercises	2,552	—	(4)	—	(4)
Net loss	—	—	—	(7,865)	(7,865)
Balance, December 26, 2012	28,712,622	287	239,329	(175,029)	64,587
Stock based compensation	—	—	822	—	822
Net loss	—	—	—	(16,873)	(16,873)
Balance, December 25, 2013	28,712,622	$287	$240,151	$(191,902)	$48,536

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

For the Years Ended	December 25, 2013	December 26, 2012
Cash flows from operating activities
Net loss	$(16,873)	$(7,865)
Adjustments to reconcile changes in net loss to net cash provided by operating activities:
Depreciation and amortization	10,213	9,530
Loss on early extinguishment of debt	21,530	—
Stock-based compensation expense	822	860
Interest accretion	3,753	6,264
Gain on disposition of restaurant	(400)	—
Loss on disposal of assets	868	966
Impairment of property and equipment	27	42
Close-store reserves	(128)	1,452
Amortization of deferred financing costs	2,007	2,118
Amortization of favorable and unfavorable leases, net	(213)	(275)
Deferred income taxes, net	1,371	1,999
Changes in operating assets and liabilities:
Accounts and other receivables, net	(1,319)	1,032
Inventories	33	(185)
Prepaid expenses and other current assets	(123)	(856)
Income taxes payable	5	1
Other assets	95	473
Accounts payable	1,294	765
Accrued salaries and vacation	595	1,131
Accrued insurance	444	1,170
Other accrued expenses and liabilities	(4,301)	787
Net cash provided by operating activities	19,700	19,409
Cash flows from investing activities
Proceeds from disposition of assets	35	—
Purchase of property and equipment	(13,822)	(14,993)
Net cash flows used in investing activities	(13,787)	(14,993)
Cash flows from financing activities
Proceeds from borrowings on term loans	288,050	—
Cash used for net stock option exercises	—	(4)
Payment of call premium on notes	(7,913)	—
Payment of obligations under capital leases	(229)	(216)
Repayments on senior secured notes	(282,196)	(1,700)
Deferred financing costs	(8,097)	—
Net cash flows used in financing activities	(10,385)	(1,920)
(Decrease) increase in cash and cash equivalents	(4,472)	2,496
Cash and cash equivalents, beginning of year	21,487	18,991
Cash and cash equivalents, end of year	$17,015	$21,487
Supplemental cash flow information
Cash paid during the year for interest	$34,427	$28,710
Cash paid during the year for income taxes, net	$26	$26
Unpaid purchase of property and equipment	$1,139	$326

See notes to consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

El Pollo Loco Holdings, Inc. (“Holdings”) is a Delaware corporation headquartered in Costa Mesa, California. Holdings and its direct and indirect subsidiaries are collectively known as the “Company.” The Company’s activities are conducted principally through its indirect subsidiary, El Pollo Loco, Inc. (“EPL”), which develops, franchises, licenses and operates quick-service restaurants under the name El Pollo Loco® and operates under one business segment. The restaurants, which are located principally in California but also in Arizona, Nevada, Texas, and Utah, specialize in flame-grilled chicken in a wide variety of contemporary Mexican-influenced entrees, including specialty chicken burritos, chicken quesadillas, chicken tortilla soup, Pollo Bowls and Pollo Salads. At December 25, 2013, the Company operated 168 (133 in the greater Los Angeles area) and franchised 233 (136 in the greater Los Angeles area) El Pollo Loco restaurants. In addition, the Company currently licenses two restaurants in the Philippines that are set to expire in 2016. The Company is a subsidiary of Trimaran Pollo Partners, LLC (the “LLC,” which is controlled by affiliates of Trimaran Capital, LLC). LLC acquired Chicken Acquisition Corp. (“CAC”), a predecessor of Holdings, on November 17, 2005 (the “Acquisition”) and has a 99.5% ownership interest. The LLC’s only material asset is its investment in Holdings.

On April 22, 2014, CAC, its wholly owned subsidiary, Chicken Subsidiary Corp (“CSC”) and CSC’s wholly owned subsidiary, the former El Pollo Loco Holdings, Inc. (“Old Holdings”) entered into the following reorganization transactions: (i) Old Holdings merged with and into CSC with CSC continuing as the surviving corporation; (ii) CSC merged with and into CAC with CAC continuing as the surviving corporation and (iii) CAC renamed itself El Pollo Loco Holdings, Inc.

Holdings has no material assets or operations. Holdings’ direct subsidiary, EPL Intermediate, Inc. (“Intermediate”) guarantees EPL’s credit agreements (see Note 6) on a full and unconditional basis and Intermediate has no subsidiaries other than EPL. EPL is a separate and distinct legal entity, has no obligation to make funds available to Intermediate, and currently has restrictions that limit distributions or dividends to be paid by EPL to Intermediate, which ultimately limit distributions or dividends to Holdings.

EPL may make distributions to Intermediate only under certain restricted circumstances, including, but not limited to, payments of: (i) franchise taxes or other costs of maintaining the corporate existence of Intermediate, (ii) accounting, legal, administrative and operating expenses of Intermediate, up to $250,000 in any 12 month period, and (iii) EPL’s allocable portion of tax liabilities on consolidated tax returns with Intermediate, subject to certain overall amounts.

EPL is also restricted in its dividend payments to Intermediate. These restricted dividend payments include, but are not limited to: (i) dividends payable solely in EPL’s own common stock or other common equity interests, (ii) payments that permit Intermediate to repurchase or redeem qualified capital stock of Intermediate held by present or former officers, directors or employees, not to exceed $1,000,000 in any fiscal year (with unused amounts carried over to the next fiscal year), and (iii) provided that no default or event of default under the credit facilities has occurred, is continuing, or would result therefrom, dividends limited to various absolute ceiling amounts, including an aggregate amount up to $5,000,000 (shared with Intermediate) for dividends not including those paid pursuant to stock options and other benefit plans.

Likewise, Intermediate is restricted in its own dividend payments, with such restrictions including, but not limited to, dividends payable solely in Intermediate’s own common stock or other common equity interests. Intermediate may purchase, redeem or otherwise acquire equity interests issued by it with the proceeds received by it from the substantially concurrent issue of new shares of its common stock or other common equity interests.

The Company operates in only one segment. All significant revenues relate to retail sales of food and beverages to the general public through either company or franchised restaurants.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity

The Company’s principal liquidity requirements are to service its debt and meet capital expenditure needs. At December 25, 2013, the Company’s total debt (including capital lease liabilities) was $289.2 million. The Company’s ability to make payments on its indebtedness and to fund planned capital expenditures will depend on available cash and its ability to generate adequate cash flows in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Company’s control. Based on current operations, the Company believes that its cash flows from operations, available cash of $17.0 million at December 25, 2013 and available borrowings under the credit facility (which availability was $7.7 million at December 25, 2013) will be adequate to meet the Company’s liquidity needs for the next 12 months.

Basis of Presentation

The Company uses a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Every six or seven years a 53-week fiscal year occurs. Fiscal 2013 and 2012, which were 52-week years, ended on December 25, 2013 and December 26, 2012, respectively.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Holdings and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the period reported. Actual results could materially differ from those estimates. The Company’s significant estimates include estimates for impairment of goodwill, intangible assets and plant and equipment, insurance reserves, lease termination liabilities, stock-based compensation, and income tax valuation allowances.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

The Company’s restricted cash represents cash collateral to one commercial bank for Company credit cards.

Concentration of Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.

The Company had two suppliers for which amounts due at December 25, 2013 and December 26, 2012 totaled 45% and 51% and 11% and 13%, respectively, of the Company’s accounts payable. Purchases from the same suppliers for the years ended December 25, 2013 and December 26, 2012 totaled 31% and 13% and 24% and 15%, respectively, of the Company’s purchases. Company-operated and franchised restaurants in the greater Los Angeles area generated, in the aggregate, approximately 80% and 81% of revenue for the years ended December 25, 2013 and December 26, 2012, respectively.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accounts and Other Receivables, Net

Accounts and other receivables consist primarily of royalties, advertising and sublease rent and related amounts receivable from franchisees which are due on a monthly basis that may differ from the Company’s month-end dates as well as credit/debit card receivables. The need for an allowance for doubtful accounts is reviewed on a specific identification basis based upon past due balances and the financial strength of the obligor. Bad debt expense was immaterial for the years ended December 25, 2013 and December 26, 2012.

Inventories

Inventories consist principally of food, beverages and paper supplies and are valued at the lower of average cost or market.

Property and Equipment Owned, Net

Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and property held under capital leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. For leases with renewal periods at the Company’s option, the Company generally uses the original lease term, excluding the option periods, to determine estimated useful lives; if failure to exercise a renewal option imposes an economic penalty on the Company, such that management determines at the inception of the lease that renewal is reasonably assured, the Company may include the renewal option period in the determination of appropriate estimated useful lives.

The estimated useful service lives are as follows:

Buildings	20 years
Land improvements	3 – 30 years
Building improvements	3 – 10 years
Restaurant equipment	3 – 10 years
Other equipment	2 – 10 years
Leasehold improvements	Shorter of useful life or lease term

The Company capitalizes certain costs in conjunction with site selection that relate to specific sites for planned future restaurants. The Company also capitalizes certain costs, including interest, in conjunction with constructing new restaurants. These costs are included in property and amortized over the shorter of the life of the related buildings and leasehold improvements or the lease term. Costs related to abandoned sites and other site selection costs that cannot be identified with specific restaurants are charged to general and administrative expenses in the accompanying consolidated statements of operations. The Company did not capitalize any internal costs or interest costs related to site selection and construction activities during the years ended December 25, 2013 or December 26, 2012.

Goodwill and Indefinite Lived Intangible Assets

The Company’s indefinite lived intangible assets consist of trademarks. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method. Goodwill resulted from the Acquisition and from the acquisition of certain franchise locations.

Upon the sale of a restaurant, goodwill is decremented. The amount of goodwill written-off is determined based on the relative fair value of the reporting unit disposed of as a percentage of the fair value of the reporting unit retained.

The Company does not amortize its goodwill and indefinite lived intangible assets. The Company performs its impairment test annually at its fiscal year end, or more frequently if impairment indicators arise. The Company reviews goodwill for impairment utilizing either a qualitative assessment or a two-step process. If the Company decides that it is appropriate to perform a qualitative assessment and concludes that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If the Company performs the two-step process, the

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The assumptions used in the estimate of fair value are generally consistent with the past performance of the Company’s reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

The impairment test for indefinite lived intangible assets consists of either a qualitative assessment or a comparison of the fair value of the intangible asset with its carrying amount. The excess of the carrying amount of the intangible asset over its fair value is its impairment loss.

No impairment was recorded during the years ended December 25, 2013 or December 26, 2012.

Other Intangibles, Net—definite lived

Definite lived intangible assets consist of the value allocated to the Company’s favorable and unfavorable leasehold interests that resulted from the Acquisition.

Favorable leasehold interest represents the asset in excess of the approximate fair market value of the leases assumed as of November 17, 2005, the date of the Acquisition. The amount is being reduced over the approximate average life of the leases. This amount is shown as other intangible assets-net on the accompanying consolidated balance sheets.

Unfavorable leasehold interest liability represents the liability in excess of the approximate fair market value of the leases assumed as of November 17, 2005, the date of the Acquisition. The amount is being reduced over the approximate average life of the leases. This amount is shown as other intangible liabilities-net on the accompanying consolidated balance sheets.

Intangible assets and liabilities with a definite life are amortized using the straight-line method over their estimated useful lives as follows:

Favorable leasehold interests	1 to 18 years (remaining lease term)
Unfavorable leasehold interests	1 to 20 years (remaining lease term)

Deferred Financing Fees

Deferred financing fees are capitalized and amortized over the period of the loan on an effective interest rate basis, which approximates the effective interest method. Included in other assets are fees (net of accumulated amortization) of $7.8 million and $10.0 million as of December 25, 2013 and December 26, 2012, respectively. Amortization expense for deferred financing costs was $2.0 million and $2.1 million for the years ended December 25, 2013 and December 26, 2012, respectively, and is reflected as a component of interest expense in the accompanying consolidated statements of operations. In conjunction with the October 11, 2013 refinancing of the Company’s debt, $8.4 million of unamortized deferred finance costs related to the prior debt were written off (see Notes 6 and 7).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment on a restaurant-by-restaurant basis whenever events or changes in circumstances indicate that the carrying value of certain assets may not be recoverable. If the Company concludes that the carrying value of certain assets will not be recovered based on expected undiscounted future cash flows, an impairment write-down is recorded to reduce the assets to their estimated fair value. The Company recorded non-cash impairment charges of $27,000 and $42,000 for the years ended December 25, 2013 and December 26, 2012, respectively.

Insurance Reserves

The Company is responsible for workers’ compensation, general and health insurance claims up to a specified aggregate stop loss amount. The Company maintains a reserve for estimated claims both reported and incurred but not reported, based on historical claims experience and other assumptions. At December 25, 2013 and December 26, 2012, the Company had accrued $3,597,000 and $3,153,000, respectively, and such amounts are reflected as accrued insurance in the accompanying consolidated balance sheets. The expense for such reserves for the years ended December 25, 2013 and December 26, 2012 totaled $6,912,000 and $8,361,000, respectively. These amounts are included in payroll and benefits and general and administrative expenses on the accompanying consolidated statements of operations.

Restaurant and Franchise Revenue

Revenues from the operation of company-operated restaurants are recognized as food and beverage products are delivered to customers and payment is tendered at the time of sale. The Company presents sales net of sales-related taxes and promotional allowances. Promotional allowances amounted to approximately $5.7 million and $4.0 million during the years ended December 25, 2013 and December 26, 2012, respectively. Franchise revenue consists of franchise royalties, initial franchise fees, license fees due from franchisees, IT support services and rental income for leases and subleases to franchisees. Franchise royalties are based upon a percentage of net sales of the franchisee and are recorded as income as such sales are earned by the franchisees. Initial franchise and license fees are recognized when all material obligations have been performed and conditions have been satisfied, typically when operations of the franchised restaurant have commenced. Initial franchise fees recognized during the years ended December 25, 2013 and December 26, 2012, totaled $521,000 and $186,000, respectively. The Company recognizes renewal fees when a renewal agreement with a franchisee becomes effective.

Advertising Costs

Advertising expense is recorded as the obligation to contribute to the advertising fund is created, generally when the associated revenue is recognized. Advertising expense, which is a component of occupancy and other operating expenses, was $11.9 million and $11.2 million for the years ended December 25, 2013 and December 26, 2012, respectively, and is net of $15.8 million and $14.1 million, respectively, funded by the franchisees’ advertising fees.

Franchisees pay a monthly fee to the Company that ranges from 4% to 5% of their restaurants’ net sales as reimbursement for advertising, public relations and promotional services the Company provides. Fees received in advance of provided services are included in other accrued expenses and current liabilities and were $265,000 and $257,000 at December 25, 2013 and December 26, 2012, respectively. Pursuant to Intermediate’s Franchise Disclosure Document, company-operated restaurants contribute to the advertising fund on the same basis as franchised restaurants. At December 25, 2013, the Company was obligated to spend an additional $119,000 in future periods to comply with this requirement.

Production costs of commercials, programming and other marketing activities are charged to the advertising funds when the advertising is first used for its intended purpose, and the costs of advertising are charged to operations as incurred. Total contributions and other marketing expenses, are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Preopening Costs

Preopening costs incurred in connection with the opening of new restaurants are expensed as incurred. Preopening costs, which are included in general and administrative expenses on the accompanying consolidated statements of operations, were $201,000 and $320,000 for the years ended December 25, 2013 and December 26, 2012, respectively.

Franchise Area Development Fees

The Company receives area development fees from franchisees when they execute multi-unit area development agreements. The Company does not recognize revenue from the agreements until the related restaurants open or at the time the development agreements expire, if the required units are not opened. Unrecognized area development fees totaled $90,000 and $210,000 at December 25, 2013 and December 26, 2012, respectively, and are included in other accrued expenses and current liabilities and other noncurrent liabilities in the accompanying consolidated balance sheets. As of December 25, 2013, the Company had executed development agreements that represent commitments to open twelve franchised restaurants at various dates through 2015.

Gift cards

The Company sells gift cards to its customers in the restaurants and through selected third parties. The gift cards sold to customers have no stated expiration dates and are subject to actual and/or potential escheatment rights in several of the jurisdictions in which the Company operates. The Company recognizes income from gift cards when redeemed by the customer.

Operating Leases

Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the expected lease term. The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. Rent expense is included in occupancy and other operating expenses on the consolidated statements of operations. The difference between rent expense and rent paid is recorded as deferred rent, which is included in other noncurrent liabilities in the accompanying consolidated balance sheets. Percentage rent expenses are recorded based on estimated sales or gross margin for respective restaurants over the contingency period.

Any leasehold improvements that are funded by lessor incentives under operating leases are recorded as leasehold improvements and amortized over the expected lease term. Such incentives are also recorded as deferred rent and amortized as reductions to rent expense over the expected lease term.

Income Taxes

The provision for income taxes, income taxes payable and deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. On a periodic basis, the Company assesses the probability that its net deferred tax assets, if any, will be recovered. If after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the net deferred tax assets will not be recovered, a valuation allowance is provided by a charge to tax expense to reserve the portion of the deferred tax assets which are not expected to be realized.

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position the Company takes has to have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

likelihood of more than 50 percent. Otherwise, the Company may not recognize any of the potential tax benefit associated with the position. The Company recognizes a benefit for a tax position that meets the “more likely than not” criterion at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution. Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties at December 25, 2013 and December 26, 2012, respectively, and has not recognized interest and/or penalties during the years ended December 25, 2013 and December 26, 2012, respectively, since there are no material unrecognized tax benefits. Management believes no material change to the amount of unrecognized tax benefits will occur within in the next 12 months.

The tax years subject to examination by major tax jurisdictions include the years 2010 and forward by the U.S. Internal Revenue Service, and the years 2009 and forward for various states.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1: Quoted prices for identical instruments in active markets.

•	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.

•	Level 3: Unobservable inputs used when little or no market data is available.

As of December 25, 2013 and December 26, 2012, the Company had no assets and liabilities measured at fair value on a recurring basis, except for two interest rate caps (which are Level 3 assets), which are not material.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and certain accrued expenses approximate fair value due to their short term maturities. The recorded values of notes payable approximate fair value, as interest approximates market rates (Level 3 measurement). The recorded value of other notes payable and senior secured notes payable approximates fair value, based on borrowing rates currently available to the Company for loans with similar terms and remaining maturities (Level 3 measurement).

Stock Based Compensation

Accounting literature requires the recognition of compensation expense using a fair-value based method for costs related to all share-based payments including stock options and stock issued under the Company’s employee stock plans. The guidance also requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The cost is recognized on a straight-line basis over the period during which an employee is required to provide service, usually the vesting period. For options that are based on a performance requirement, the cost is recognized on an accelerated basis over the period in which the performance criteria relate.

Earnings per share

Earnings per share (“EPS”) is calculated using the weighted average number of common shares outstanding during each period. Diluted EPS assumes the conversion, exercise or issuance of all potential common stock equivalents unless the effect is to reduce a loss or increase the income per share. For purposes of this calculation,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

options are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. The shares used to compute basic and diluted net income per share represent the weighted-average common shares outstanding.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), to require that in certain cases, an unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward when such items exist in the same taxing jurisdiction. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not believe the adoption of this standard will have a significant impact on the Company’s consolidated financial statements.

Reclassifications

Certain reclassifications were made to the prior year consolidated financial statements to conform to current year presentation.

3. PROPERTY AND EQUIPMENT

The costs and related accumulated depreciation and amortization of major classes of property are as follows (in thousands):

	December 25, 2013	December 26, 2012
Land	$13,186	$13,186
Buildings and improvements	78,181	71,468
Other property and equipment	46,079	42,868
Construction in progress	815	690
	138,261	128,212
Less: accumulated depreciation and amortization	(69,620)	(63,404)
	$68,641	$64,808

Depreciation expense was $10.2 million and $9.5 million for the years ended December 25, 2013 and December 26, 2012, respectively. Gross value of assets under capital leases was $1,884,000 and $1,937,000 at December 25, 2013 and December 26, 2012, respectively. Accumulated depreciation expense for assets under capital leases was $1,703,000 and $1,693,000 for the years ended December 25, 2013 and December 26, 2012, respectively. For the year ended December 25, 2013, capital expenditures related to restaurant remodeling and new restaurant expenditures totaled $11.3 million, which consisted of $9.0 million and $2.3 million, respectively.

4. GOODWILL AND OTHER INTANGIBLE ASSETS AND LIABILITIES

Changes in goodwill consist of the following (in thousands):

	December 25, 2013	December 26, 2012
Balance at beginning of year	$249,924	$249,924
Restaurant disposition	(600)	—
Balance at end of year	$249,324	$249,924

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company’s restaurant in Norwalk, California was closed during fiscal 2013 due to an eminent domain purchase by the State of California. The Company received proceeds of approximately $1,348,000 from the State. Goodwill was decremented by $600,000, based on a calculation of the fair value of the restaurant closed as a percentage of the relative fair value of the remainder of the reporting unit retained. The Company recognized a net gain of $400,000, which is recorded as gain on disposition of restaurant in the accompanying consolidated statements of operations.

Domestic trademarks consist of the following (in thousands):

	December 25, 2013	December 26, 2012
Beginning balance	$120,700	$120,700
Accumulated impairment charges	(58,812)	(58,812)
Ending balance	$61,888	$61,888

Other intangible assets subject to amortization consist of the following (in thousands):

	December 25, 2013	December 26, 2012
Favorable leasehold interest	$6,038	$6,038
Less: accumulated amortization	(5,104)	(4,932)
Total favorable leasehold interest, net	$934	$1,106
Unfavorable leasehold interest	$(9,156)	$(9,156)
Less: accumulated amortization	7,229	6,844
Unfavorable leasehold interest liability, net	$(1,927)	$(2,312)

The estimated net amortization credits (net liability) for the Company’s favorable and unfavorable leasehold interests for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

For the Years Ending	Favorable Leasehold Interest	Unfavorable Leasehold Interest
December 31, 2014	$156	$(383)
December 30, 2015	140	(296)
December 28, 2016	130	(228)
December 27, 2017	106	(225)
December 26, 2018	97	(144)
Thereafter	305	(651)
Total	$934	$(1,927)

The remaining weighted average amortization periods of the favorable leasehold interest and the unfavorable leasehold liability are 4 years and 9 years, respectfully.

5. LEASES

The Company’s operations utilize property, facilities, equipment and vehicles owned by the Company or leased from others. Buildings and facilities leased from others are primarily for restaurants and support facilities. Restaurants are operated under lease arrangements that generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenues in excess of a defined amount. Initial terms of land and restaurant building leases generally are not less than 20 years, exclusive of options to renew. Leases of equipment primarily consist of restaurant equipment, computer systems and vehicles. The Company subleases facilities to certain franchisees and other non-related parties which are recorded on a straight-line basis.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Information regarding the Company’s future lease obligations at December 25, 2013 is as follows (in thousands):

	Capital Leases		Operating Leases
For the Years Ending	Minimum Lease Payments	Minimum Sublease Income	Minimum Lease Payments	Minimum Sublease Income
December 31, 2014	$416	$115	$18,645	$1,004
December 30, 2015	320	72	17,203	704
December 28, 2016	258	72	15,982	595
December 27, 2017	199	28	15,431	511
December 26, 2018	172	—	13,851	354
Thereafter	249	—	78,248	116
Total	1,614	$287	$159,360	$3,284
Less: imputed interest (11.0% to 14.8%)	(500)
Present value of capital lease obligations	1,114
Less: current maturities	(267)
Noncurrent portion	$847

Net rent expense is as follows (in thousands):

For the Years Ended	December 25, 2013	December 26, 2012
Base rent	$18,732	$18,331
Contingent rent	491	418
Less: sublease income	(3,602)	(3,489)
Net rent expense	$15,621	$15,260

Base rent and contingent rent are included in occupancy and other operating expenses, while sublease income is included in franchise revenue in the accompanying consolidated statements of operations. Sublease income includes contingent rental income of $1.7 million and $1.6 million for the years ended December 25, 2013 and December 26, 2012, respectively.

The Company is a lessor for certain property, facilities and equipment owned by the Company and leased to others, principally franchisees, under noncancelable leases with initial terms ranging from three to nine years. The lease agreements generally provide for a fixed base rent and, in some instances, contingent rent based on a percentage of gross operating profit or gross revenues. Total rental income, included in franchise revenue in the accompanying consolidated statements of operations, for leased property was $377,000 and $366,000 for the years ended December 25, 2013 and December 26, 2012, respectively.

Minimum future rental income for company-operated properties under noncancelable operating leases, which is recorded on a straight-line basis, in effect as of December 25, 2013 is as follows (in thousands):

For the Years Ending
December 31, 2014	$244
December 30, 2015	215
December 28, 2016	101
December 27, 2017	84
December 26, 2018	84
Total future minimum rental income	$728

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. NEW CREDIT AGREEMENTS

On October 11, 2013 (the “Closing Date”) the Company refinanced its debt, with EPL entering into (i) a new first lien credit agreement (“First Lien Credit Agreement”) that includes a $190 million Senior Secured Term Loan (“First Lien Term Loan”) and a senior secured revolving credit facility of $15 million (“Revolver”) that, in each case, matures in October, 2018, and (ii) a new second lien credit agreement (“Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Credit Agreements”) that includes a $100 million Second Lien Term Loan (“Second Lien Term Loan”) and together with the First Lien Term Loan, (the “Term Loans”) that matures in April 2019. The proceeds received from the Term Loans on the Closing Date plus $14.4 million funded by the Company were used to pay off the senior secured first lien credit facility due July 2017 and 17% second priority senior secured notes due January 2018 (collectively, the “Prior Credit Agreements”) and to pay fees and expenses in connection therewith.

The Credit Agreements were executed with Intermediate as guarantor, Jefferies Finance LLC, as administrative and collateral agents and solely with respect to the First Lien Credit Agreement, General Electric Capital Corporation as documentation agent, swingline lender and issuing bank.

The Credit Agreements contain a number of negative and financial covenants, including, among others, the following (all subject to certain exceptions): a maximum total leverage ratio covenant, a minimum interest coverage ratio covenant, a maximum capital expenditure covenant, and limitations on indebtedness, liens, investments, asset sales, mergers, consolidations, liquidations and dissolutions, restricted payments and negative pledges. The Credit Agreement also contains certain customary affirmative covenants and events of default. The Company was in compliance with all such covenants at December 25, 2013.

First Lien Credit Agreement

Loans under the First Lien Credit Agreement bear interest, at an Alternate Base Rate or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin rate under the First Lien Credit Agreement is 4.25% with respect to LIBOR loans and 3.25% with respect to Alternate Base Rate loans with a 1.00% floor with respect to the LIBOR rate. Interest is due on loan amounts under Alternate Base Rate elections on a monthly basis and on loan amounts bearing interest based on LIBOR at the end of each interest period in effect, provided, that with respect to LIBOR interest periods that are longer than three months, interest is payable at three month intervals. The First Lien Term Loan was issued at a discount of $950,000, and this discount is being accreted over the term of the loan, using the effective interest method. The unamortized discount at December 25, 2013 is $910,000.

The First Lien Term Loan requires quarterly principal payments of 0.25% be made commencing March 26, 2014. Obligations under the First Lien Credit Agreement are secured by a first priority lien on substantially all of EPL’s and Intermediate’s assets.

The Revolver provides for a $15 million revolving line of credit. At December 25, 2013, $7.3 million of letters of credit are outstanding and $7.7 million is available to borrow under the revolving line of credit.

Second Lien Credit Agreement

Loans under the Second Lien Credit Agreements bear interest, at an Alternate Base Rate or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin rate under the Second Lien Credit Agreement is 8.50% with respect to LIBOR loans and 7.50% with respect to Alternate Base Rate loans with a 1.00% floor with respect to the LIBOR rate. Interest is due on loan amounts under Alternate Base Rate elections on a monthly basis and on loan amounts bearing interest based on LIBOR at the end of each interest period in effect, provided, that with respect to LIBOR interest periods that are longer than three months, interest is payable at three month intervals. The Second Lien Term Loan was issued at a discount of $1.0 million, and this discount is being accreted over the term of the loan, using the effective interest method. The unamortized discount at December 25, 2013 is $962,000. The Second Lien Term Loan and the related guarantees are secured by a second-priority lien on substantially all of the assets and equity interests of EPL and Intermediate, subject to certain exceptions, which will also secure the First Lien Term Loan on a first-priority basis.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Transaction costs

Transaction costs of $8.1 million were incurred in connection with the October 11, 2013 refinancing and were capitalized and are included in other assets in the accompanying consolidated balance sheets and the related amortization is reflected as a component of interest expense, net in the accompanying consolidated financial statements.

Maturities

Annual principal maturities of the First Lien Term Loan and the Second Lien Term Loan fall due as follows (in thousands):

For the Years Ending	First Lien	Second Lien
December 31, 2014	$1,900	$—
December 30, 2015	1,900	—
December 28, 2016	1,900	—
December 27, 2017	1,900	—
December 26, 2018	182,400	—
December 25, 2019	—	100,000
	190,000	100,000
Less: unamortized discount	(910)	(962)
Total	$189,090	$99,038

7. PRIOR CREDIT AGREEMENTS

On July 14, 2011 the Company entered into a credit agreement (“Prior Credit Agreement”) that included a $170 million Senior Secured Term Loan (the “Prior Term Loan”) that was due to mature in July 2017 and a senior secured revolving credit facility of $12.5 million (the “Prior Revolver,” and together with the Term Loan, the “Prior Senior Credit Facility”) that was due to mature in July 2016. EPL also issued $105 million of 17% second priority senior secured notes due January 2018 (“2018 Notes”).

The Prior Credit Agreement was executed with Intermediate as guarantor. The Senior Credit Facility was secured by a first priority lien on substantially all of EPL’s and Intermediate’s assets.

Prior Senior Credit Facility

The Prior Term Loan required quarterly principal payments of $425,000 that commenced on September 28, 2011. The Prior Term Loan bore interest, at an Alternate Base Rate, as defined, or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin rate was 7.75% with respect to electing a LIBOR rate and 6.75% with respect to electing the Alternate Base Rate. There was a 1.50% floor on the LIBOR rate. Interest was due on loan amounts under both LIBOR and Alternate Base Rate elected rates on a monthly basis. The Term Loan was issued at a discount of $5.1 million, and this discount was being accreted over the term of the loan, using the effective interest method.

The Revolver provided for a $12.5 million revolving line of credit. The Revolver bore interest, payable monthly, at an Alternate Base Rate or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin rate was 6.50% with respect to LIBOR and 5.50% with respect to Alternate Base Rate advances. There was a 1.50% floor on the LIBOR rate. Interest was due on loan amounts under both LIBOR and Alternate Base Rate elected rates on a monthly basis.

In conjunction with the October 11, 2013 refinancing of EPL’s debt, call premiums of $3.3 million were incurred in connection with the repurchase of the Prior Senior Credit Facility. In addition, the Company expensed $5.1 million of the remaining unamortized deferred finance costs and wrote off $3.2 million of unamortized discount, associated with the Prior Senior Credit Facility. These costs were expensed and are reflected in loss on early extinguishment of debt in the accompanying consolidated statements of operations.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Second Priority Senior Secured Notes (“2018 Notes”)

The 2018 Notes bore cash interest of 12.5% per annum, which was due semi-annually in January and July of each year, which commenced on January 1, 2012. An additional 4.5% non-cash interest amount accrued on the 2018 Notes, which was added to the principal amount of the 2018 Notes on each interest payment date. The 2018 Notes were issued at a discount of $3.2 million, and this discount was accreted over the term of the notes, using the effective interest rate method. The 2018 Notes were unconditionally guaranteed by Intermediate and each existing and subsequently acquired wholly-owned domestic subsidiary of EPL. The 2018 Notes were due to mature on January 10, 2018.

In conjunction with the October 11, 2013 refinancing of EPL’s debt, call premiums of $4.6 million were incurred in connection with the repurchase of the 2018 Notes. In addition, the Company expensed $3.2 million of the remaining unamortized deferred finance costs and wrote off $2.0 million of the remaining unamortized discount, associated with the Prior Senior Credit Facility. These costs were expensed and are reflected in loss on early extinguishment of debt in the accompanying consolidated statements of operations.

8. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities consist of the following (in thousands):

	December 25, 2013	December 26, 2012
Accrued sales and property taxes	$3,190	$3,010
Other	4,635	4,230
Total other accrued expenses and current liabilities	$7,825	$7,240

9. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	December 25, 2013	December 26, 2012
Deferred rent	$6,648	$7,546
Other	1,396	1,662
Total noncurrent liabilities	$8,044	$9,208

10. INCOME TAXES

The provision for income taxes is based on the following components (in thousands):

For the Years Ended	December 25, 2013	December 26, 2012
Current income taxes:
Federal	$—	$2
State	30	26
Total current	30	28
Deferred income taxes:
Federal	1,037	1,013
State	334	986
Total deferred	1,371	1,999
	$1,401	$2,027

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The provision for income taxes differs from the amount computed by applying the federal income tax rate as follows:

For the Years Ended	December 25, 2013	December 26, 2012
Statutory regular federal income tax rate	35.0%	35.0%
State tax benefit (net of federal benefit)	5.4	12.7
Change in tax rate	—	(15.5)
Change in valuation allowance	(43.4)	(75.9)
Other	(6.5)	5.2
Total	(9.5)%	(38.5)%

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s deferred tax assets and liabilities consist of the following (in thousands):

	December 25, 2013	December 26, 2012
Deferred assets:
Capital leases	$413	$560
Accrued vacation	621	658
Accrued legal	234	—
Deferred rent	1,898	4,476
Accrued workers’ compensation	1,045	934
Enterprise zone and other credits	530	530
Net operating losses	54,960	47,160
Fixed assets	4,605	3,847
Deferred financing costs	19	431
Other	5,859	4,701
	70,184	63,297
Valuation allowance	(65,110)	(58,779)
Net deferred tax assets	5,074	4,518
Deferred liabilities:
Goodwill	(7,357)	(5,723)
Trademark	(26,315)	(25,646)
Prepaid expense	(570)	(1,410)
Other	(2,777)	(2,313)
Deferred tax liabilities	(37,019)	(35,092)
Net deferred tax liabilities	$(31,945)	$(30,574)

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as follows (in thousands):

	December 25, 2013	December 26, 2012
Current:
Liabilities	$(322)	$(334)
Noncurrent:
Liabilities	(31,623)	(30,240)
	$(31,945)	$(30,574)

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will not be realized. Due to uncertainties surrounding the realizability of the deferred tax assets, the Company continues to maintain a full valuation allowance against its deferred tax assets and the valuation allowance increased by $6.3 million to $65.1 million at December 25, 2013 from $58.8 million at December 26, 2012.

As of December 25, 2013, the Company has federal and state net operating loss carryforwards of $123 million and $136 million, respectively, which expire beginning in 2024 and 2014, respectively. The Company also has state enterprise zone credits and alternative minimum tax credits of $351,000 and $157,000, respectively, which carryforward indefinitely.

The utilization of net operating loss carryforwards may be subject to limitations under provision of the Internal Revenue Code Section 382 and similar state provisions. The net operating loss carryforward includes losses of $0.3 million which are attributable to excess stock option deductions. The benefits related to these net operating losses will be recorded in additional paid-in capital when realized.

Recently enacted tax laws may also affect the tax provision on the Company’s consolidated financial statements. The state of California passed a new law which mandates the use of a single sales factor apportionment formula for tax years beginning on or after January 1, 2013. As a result, the state deferred tax assets were revalued during the year ended December 25, 2013 in order to account for the change in the tax law. As of December 25, 2013, there was a 100% valuation allowance against the state deferred tax asset.

The Company did not have any unrecognized tax benefits during the years ended December 25, 2013 or December 26, 2012.

11. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution employee benefit plan that permits its employees, subject to certain eligibility requirements, to contribute up to 25% of their qualified compensation to the plan. The Company matches 100% of the employees’ contributions of the first 3% of the employees’ annual qualified compensation, and 50% of the employees’ contributions of the next 2% of the employees’ annual qualified compensation. The Company’s matching contribution immediately fully vests. The Company’s contributions to the plan for the years ended December 25, 2013, and December 26, 2012, were $447,000 and $396,000, respectively.

12. STOCK-BASED COMPENSATION

As of December 25, 2013 and December 26, 2012, options to purchase 3,338,096 and 3,472,539 shares, respectively, of common stock of the Company were outstanding. Included in the December 25, 2013 amount are 1,709,748 options that are fully vested. The remaining options vest over time or upon the Company’s attaining annual financial goals. However, upon the occurrence of an initial public offering or a change in control of the Company, the vesting may be accelerated as deemed appropriate at the sole discretion of the board. In fiscal 2013 and 2012, the Company granted 535,238 and 2,126,677 options with an exercise price of $5.84 which is greater than the fair value of

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the common stock on the date of grant. The options generally expire 10 years from the date of grant. As of December 25, 2013, 2,062,448 premium options remain outstanding. In fiscal 2013 and 2012, the Company granted 267,619 and 1,063,343 options with an exercise price equal to the fair value of the common stock on the date of grant. Of the total options granted in fiscal 2013 and 2012, 50% are performance based and vest according to whether certain financial targets are met, and the remaining 50% vest over four and three years, respectively.

Changes in stock options for the years ended December 25, 2013 and December 26, 2012 are as follows:

	Shares	Weighted- Average Exercise Price
Outstanding—December 28, 2011	576,370	$9.74
Grants	3,190,019	4.77
Exercised	(8,093)	1.18
Forfeited, cancelled or expired	(285,757)	9.23
Outstanding—December 26, 2012	3,472,539	5.23
Grants	802,857	5.25
Exercised	—	—
Forfeited, cancelled or expired	(937,300)	4.98
Outstanding—December 25, 2013	3,338,096	$5.31
Vested and expected to vest at December 25, 2013	3,338,096	$5.31
Exercisable at December 25, 2013	1,709,748	$5.36

Stock options at December 25, 2013 are summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$1.81 – $ 4.09	1,057,279	8.43	$2.98	533,551	$2.69
5.84 – 10.09	2,157,703	8.32	6.02	1,110,247	6.20
12.71 – 12.72	123,113	3.02	12.71	65,950	12.71
$1.81 – $12.72	3,338,096	8.16	$5.31	1,709,748	$5.36

The intrinsic value of options outstanding and options exercisable, calculated as the difference between the market value as of December 25, 2013 and the exercise price, are $13.9 million and $7.1 million, respectively.

Options are accounted for as follows:

Employee Options

The Company expenses the estimated fair value of employee stock options and similar awards based on the grant-date fair value of the award. For options that are based on a service requirement, the cost is recognized on a straight-line basis over the period during which an employee is required to provide service, usually the vesting period. The options granted in fiscal 2012 had a three year vesting period while the options granted in fiscal 2013 had a four year vesting period. For options that are based on a performance requirement, the cost is recognized over the period which the performance criteria relate to. The Company has authorized 5,521,037 shares of common stock for issuance in connection with stock options. As of December 25, 2013, 503,124 were available for grant.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In order to meet the fair value measurement objective, the Company utilizes the Black-Scholes option-pricing model to value compensation expense for share-based awards and has developed estimates of various inputs including forfeiture rate, expected term life, expected volatility, and risk-free interest rate. The forfeiture rate is based on historical rates and reduces the compensation expense recognized. The expected term of options granted is derived from the simplified method. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the Company’s employee stock options. Expected volatility is based on the comparative industry entity data. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero for option valuation. The volatility factor was determined based on four publicly-traded companies which are in the same market category as the Company. The peer companies were selected based on similarity of market capitalization, size and certain operating characteristics. The calculated volatility was established by taking the historical daily closing values prior to grant date, over a period equal to the expected term, for each of the peer companies.

The weighted-average estimated fair value of employee stock options granted during the year ended December 25, 2013 was $1.40 per share using the Black-Scholes model with the following weighted-average assumptions used to value the option grants: Expected volatility of 40.6%; Expected life of 6.25; Risk-free interest rates of 1.15% to 1.99%; and expected dividends—0%.

The weighted-average estimated fair value of employee stock options granted during the year ended December 26, 2012 was $0.60 per share using the Black-Scholes model with the following weighted-average assumptions used to value the option grants: Expected volatility of 39.0%; Expected life—5.75 years; Risk-free interest rates—1.02%; and expected dividends—0%.

During the years ended December 25, 2013 and December 26, 2012, the Company recognized share-based compensation expense of $822,000 and $860,000, respectively. These expenses were included in general and administrative expenses consistent with the salary expense for the related optionees in the accompanying consolidated statements of operations.

As of December 25, 2013, there was total unrecognized compensation expense of $860,000 related to unvested stock options which the Company expects to recognize over a weighted average period of 1.8 years.

The Company has a Stockholders Agreement that provides that, under certain circumstances, certain management holders of shares, including shares acquired from exercise of option awards, can put such shares to the Company at fair market value. Because the events that could trigger the right to put are not within the control of the management holders, such option awards are classified as liabilities only when the condition that could trigger the put right is probable of occurring. As of December 25, 2013, the Company concluded that the contingent events are not probable and therefore the option awards are classified as equity. The Company’s Stockholders Agreement also provides the Company with call rights if a management holder leaves the Company for various reasons. The Company has sufficient authorized capital, has the ability to deliver shares, and does not have a practice of repurchasing shares for cash. Upon the completion of a qualified initial public offering, the related shares will no longer be puttable or callable.

13. NET LOSS PER SHARE

Basic net loss per share is calculated using the weighted average shares of common stock outstanding during the years ended December 25, 2013 and December 26, 2012. Diluted net loss per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during the period, using the treasury stock method.

For the year ended December 25, 2013, potentially dilutive securities, which consist of options to purchase 1,709,748 shares of common stock at prices ranging from $1.81 to $12.72 were not included in the computation of diluted net loss per share because such inclusion would be antidilutive.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the year ended December 26, 2012, potentially dilutive securities, which consist of options to purchase 836,402 shares of common stock at prices ranging from $1.81 to $12.72 were not included in the computation of diluted net loss per share because such inclusion would be antidilutive.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except for per share data):

For the Years Ended	December 25, 2013	December 26, 2012
Numerator:
Net Loss	$(16,873)	$(7,865)
Denominator:
Weighted average shares outstanding	28,712,622	28,712,194
Net Loss Per Share	$(0.59)	$(0.27)

14. COMMITMENTS AND CONTINGENCIES

Legal Matters

On or about February 24, 2014, a former employee filed a class action in the Superior Court of the State of California, County of Orange, against EPL on behalf of all putative class members (all hourly employees from 2010 to the present) alleging certain violations of California labor laws, including failure to pay overtime compensation, failure to provide meal periods and rest breaks and failure to provide itemized wage statements. The putative lead plaintiff’s requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. The Company was served with the complaint on March 3, 2014. While the Company intends to vigorously defend against this action, including its class certification, the ultimate outcome of the case is presently not determinable as it is in a preliminary phase. Thus, the Company cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

The Company is involved in various claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s financial position, results of operations, liquidity and capital resources. A significant increase in the number of claims or an increase in amounts owing under successful claims could materially adversely affect the Company’s business, financial condition, results of operations and cash flows.

Purchasing Commitments

The Company has long-term beverage supply agreements with certain major beverage vendors. Pursuant to the terms of these arrangements, marketing rebates are provided to the Company and its franchisees from the beverage vendors based upon the dollar volume of purchases for system-wide restaurants which will vary according to their demand for beverage syrup and fluctuations in the market rates for beverage syrup. These contracts have terms extending into 2017 with an estimated Company obligation totaling $24.3 million.

At December 25, 2013, the Company’s total estimated commitment to purchase chicken was $2.4 million.

Contingent Lease Obligations

As a result of assigning the Company’s interest in obligations under real estate leases in connection with the sale of Company-operated restaurants to some of the Company’s franchisees, the Company is contingently liable on two lease agreements. These leases have various terms, the latest of which expires in 2015. As of December 25, 2013, the

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

potential amount of undiscounted payments the Company could be required to make in the event of non-payment by the primary lessee was $158,000. The present value of these potential payments discounted at the Company’s estimated pre-tax cost of debt at December 25, 2013 was $139,000. The Company’s franchisees are primarily liable on the leases. The Company has cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the leases. The Company believes these cross-default provisions reduce the risk that payments will be required to be made under these leases. Accordingly, no liability has been recorded in the Company’s consolidated financial statements related to these guarantees.

Employment Agreements

The Company has employment agreements with four of the officers of the Company on an at will basis. These agreements provide for minimum salary levels, possible annual adjustments for cost-of-living changes, and incentive bonuses that are payable under certain business conditions.

Indemnification Agreements

The Company has entered into indemnification agreements with each of the current directors and executive officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Company and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also intends to enter into indemnification agreements with our future directors and executive officers.

15. RELATED PARTY TRANSACTIONS

Trimaran Capital LLC (“Trimaran”) and Freeman Spogli & Co. (“Freeman Spogli”) indirectly beneficially own shares sufficient for majority control over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of the Company’s assets and other decisions affecting the Company’s capital structure; amendments to the Company’s certificate of incorporation or bylaws; and the Company’s winding up and dissolution. Furthermore, pursuant to the limited liability company operating agreement of LLC, investment funds managed by Trimaran and Freeman Spogli will have the right to instruct LLC to appoint certain members of the board of directors and board committees of the Company, subject to certain conditions. Specifically, provided LLC owns a majority of the Company’s common stock, Freeman Spogli will be able to appoint one member of the board of directors for so long as they hold 5% of the outstanding membership interests of LLC and Trimaran will be able to appoint the remaining members of the board of directors.

On November 18, 2005, the Company entered into a Monitoring and Management Services Agreement (the “Agreement”) with Trimaran Fund Management, LLC (“Fund Management”), an affiliate of the majority owner of the Company and of certain directors, which provides for annual fees of $500,000 and reasonable expenses. This Agreement was amended on December 26, 2007 to add an affiliate of FS Equity Partners V, L.P., FS Affiliates V, L.P. (minority shareholders of the Company) as a party to the Agreement. Such party shares in the fees payable under the Agreement. During the years ended December 25, 2013 and December 26, 2012, $624,000 and $612,000, respectively, were paid pursuant to this Agreement. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

16. STOCK SPLIT AND AUTHORIZATION OF ADDITIONAL SHARES

On July 14, 2014, the Company amended its certificate of incorporation to increase the number of shares the Company is authorized to issue to 200,000,000 shares of common stock, par value $0.01 per share. The amendment of the certificate of incorporation effected an internal recapitalization pursuant to which the Company effected an 8.56381-for-1 stock split on its outstanding common stock.

Accordingly, all common share and per share amounts in these consolidated financial statements and the notes thereto have been adjusted to reflect the 8.56381-for-1 stock split as though it had occurred at the beginning of the initial period presented.

SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

EL POLLO LOCO HOLDINGS, INC.

PARENT COMPANY FINANCIAL STATEMENTS

SCHEDULE 1

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

El Pollo Loco Holdings, Inc.

Costa Mesa, California

The audits referred to in our report to El Pollo Loco Holdings, Inc. (the “Company”), dated April 25, 2014, except for Note 16 which is as of July 14, 2014, which is contained in the Prospectus constituting part of this Registration Statement, also included the audit of the financial statement schedule listed under Item 16(b) as of December 25, 2013 and December 26, 2012 and for each of the two years in the period ended December 25, 2013. The financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  BDO USA, LLP

Costa Mesa, California

June 4, 2014, except for Note 4 which is as of July 14, 2014

SCHEDULE 1

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

EL POLLO LOCO HOLDINGS, INC.

PARENT COMPANY BALANCE SHEETS

(Amounts in thousands, except share data)

	December 25, 2013	December 26, 2012
Assets
Current assets:
Cash and cash equivalents	$4,394	$4,480
Total current assets	4,394	4,480
Investment in subsidiaries, net	44,142	60,107
Total assets	$48,536	$64,587

Liabilities and Stockholders’ Equity
Total liabilities	—	—
Commitments and contingencies
Stockholders’ Equity
Common stock, $0.01 par value—200,000,000 shares authorized; 28,712,622 shares issued and outstanding	287	287
Additional paid-in capital	240,151	239,329
Accumulated deficit	(191,902)	(175,029)
Total stockholders’ equity	48,536	64,587
Total liabilities and stockholders’ equity	$48,536	$64,587

See notes to consolidated financial statements.

SCHEDULE 1

EL POLLO LOCO HOLDINGS, INC.

PARENT COMPANY STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

For the Years Ended	December 25, 2013	December 26, 2012
Revenue
Company-operated restaurant revenue	$—	$—
Franchise revenue	—	—
Total revenue	—	—
General and administrative expenses	912	950
Total expenses	912	950
Loss from operations	(912)	(950)
Interest income	4	15
Loss before provision for income taxes	(908)	(935)
Provision for income taxes	—	—
Equity in earnings of subsidiaries, net of tax	(15,965)	(6,930)
Net loss	$(16,873)	$(7,865)
Net loss per share
Basic and diluted	$(0.59)	$(0.27)
Weighted average shares used in computing net loss per share
Basic and diluted	28,712,622	28,712,194

See notes to consolidated financial statements.

SCHEDULE 1

EL POLLO LOCO HOLDINGS, INC.

PARENT COMPANY STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

	Shares	Amount
Balance, December 28, 2011	28,710,070	$287	$238,473	$(167,164)	$71,596
Stock based compensation	—	—	860	—	860
Cash used for net stock option exercises	2,552	—	(4)	—	(4)
Net loss attributable to El Pollo Loco Holdings, Inc., and subsidiaries’ common stockholders	—	—	—	(7,865)	(7,865)
Balance, December 26, 2012	28,712,622	287	239,329	(175,029)	64,587
Stock based compensation	—	—	822	—	822
Net loss attributable to El Pollo Loco Holdings, Inc., and subsidiaries’ common stockholders	—	—	—	(16,873)	(16,873)
Balance, December 25, 2013	28,712,622	$287	$240,151	$(191,902)	$48,536

See notes to consolidated financial statements.

SCHEDULE 1

EL POLLO LOCO HOLDINGS, INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

(Amounts in thousands)

For the Years Ended	December 25, 2013	December 26, 2012
Cash flows from operating activities
Net loss	$(16,873)	$(7,865)
Adjustments to reconcile changes in net loss to net cash used in operating activities	16,787	7,790
Net cash used in operating activities	(86)	(75)
Decrease in cash and cash equivalents	(86)	(75)
Cash and cash equivalents, beginning of year	4,480	4,555
Cash and cash equivalents, end of year	$4,394	$4,480

See notes to consolidated financial statements.

SCHEDULE 1

EL POLLO LOCO HOLDINGS, INC.

NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

The accompanying condensed financial statements include only the accounts of El Pollo Loco Holdings, Inc. (“Holdings”). Holdings is a Delaware corporation headquartered in Costa Mesa, California. Holdings and its direct and indirect subsidiaries are collectively known as the “Company”. Investments in the Company’s subsidiaries are accounted for under the equity method. These parent company financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company’s subsidiaries exceed 25% of the Company’s consolidated net assets as of December 25, 2013.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted since this information is included in the Company’s annual consolidated financial statements included in this registration statement.

2. RESTRICTED NET ASSETS OF SUBSIDIARIES

Holdings has no material assets or operations. Holdings’ direct subsidiary, EPL Intermediate, Inc. (“Intermediate”) guarantees EPL’s credit agreements on a full and unconditional basis and Intermediate has no subsidiaries other than EPL. EPL is a separate and distinct legal entity, has no obligation to make funds available to Intermediate, and currently has no restrictions that limit distributions or dividends to be paid by EPL to Intermediate, which ultimately limit distributions or dividends to Holdings.

EPL may make distributions to Intermediate only under certain restricted circumstances, including, but not limited to, payments of: (i) franchise taxes or other costs of maintaining the corporate existence of Intermediate, (ii) accounting, legal, administrative and operating expenses of Intermediate, up to $250,000 in any 12 month period, and (iii) EPL’s allocable portion of tax liabilities on consolidated tax returns with Intermediate, subject to certain overall amounts.

EPL is also restricted in its dividend payments to Intermediate. These restricted dividend payments include, but are not limited to: (i) dividends payable solely in EPL’s own common stock or other common equity interests, (ii) payments that permit Intermediate to repurchase or redeem qualified capital stock of Intermediate held by present or former officers, directors or employees, not to exceed $1,000,000 in any fiscal year (with unused amounts carried over to the next fiscal year), and (iii) provided that no default or event of default under the credit facilities has occurred, is continuing, or would result therefrom, dividends limited to various absolute ceiling amounts, including an aggregate amount up to $5,000,000 (shared with Intermediate) for dividends not including those paid pursuant to stock options and other benefit plans.

Likewise, Intermediate is restricted in its own dividend payments, with such restrictions including, but not limited to, dividends payable solely in Intermediate’s own common stock or other common equity interests. Intermediate may purchase, redeem, or otherwise acquire equity interests issued by it with the proceeds received by it from the substantially concurrent issue of new shares of its common stock or other common equity interests.

3. COMMITMENTS AND CONTINGENCIES

As of December 25, 2013 and December 26, 2012, El Pollo Holdings, Inc. had no commitments and contingencies, other than those incurred through its direct and indirect subsidiaries.

4. STOCK SPLIT AND AUTHORIZATION OF ADDITIONAL SHARES

On July 14, 2014, the Company amended its certificate of incorporation to increase the number of shares the Company is authorized to issue to 200,000,000 shares of common stock, par value $0.01 per share. The amendment of the certificate of incorporation effected an internal recapitalization pursuant to which the Company effected an 8.56381-for-1 stock split on its outstanding common stock.

Accordingly, all common share and per share amounts in these parent company financial statements and the notes thereto have been adjusted to reflect the 8.56381-for-1 stock split as though it had occurred at the beginning of the initial period presented.

EL POLLO LOCO HOLDINGS, INC. AND SUBSIDIARIES

EL POLLO LOCO HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(Amounts in thousands, except share data)

	March 26, 2014	December 25, 2013
Assets
Current assets:
Cash and cash equivalents	$20,397	$17,015
Restricted cash	125	131
Accounts and other receivables, net	5,436	5,906
Inventories	1,573	1,655
Prepaid expenses and other current assets	2,127	2,123
Total current assets	29,658	26,830
Property and equipment owned, net	70,703	68,641
Property held under capital leases, net	167	180
Goodwill	249,324	249,324
Domestic trademarks	61,888	61,888
Other intangible assets, net	893	934
Other assets	8,284	8,703
Total assets	$420,917	$416,500

See notes to condensed consolidated financial statements (unaudited).

EL POLLO LOCO HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(Amounts in thousands, except share data)

	March 26, 2014	December 25, 2013
Liabilities and Stockholder’s Equity
Current liabilities:
Current portion of senior secured term loan	$1,900	$1,900
Current portion of obligations under capital leases	256	267
Accounts payable	13,222	12,316
Accrued salaries and vacation	5,718	8,594
Accrued insurance	3,789	3,597
Accrued income taxes payable	206	27
Accrued interest	4,255	4,182
Accrued advertising	—	265
Deferred income taxes	322	322
Other accrued expenses and current liabilities	8,591	7,825
Total current liabilities	38,259	39,295
Noncurrent liabilities:
First lien term loan, net of current portion	186,762	187,190
Second lien term loan	99,083	99,038
Obligations under capital leases, net of current portion	795	847
Deferred income taxes, net of current portion	31,861	31,623
Other intangible liabilities, net	1,831	1,927
Other noncurrent liabilities	8,151	8,044
Total liabilities	366,742	367,964
Commitments and contingencies
Stockholder’s Equity
Common stock, $0.01 par value—200,000,000 shares authorized; 28,712,622 shares issued and outstanding	287	287
Additional paid-in-capital	240,320	240,151
Accumulated deficit	(186,432)	(191,902)
Total stockholder’s equity	54,175	48,536
Total liabilities and stockholder’s equity	$420,917	$416,500

See notes to condensed consolidated financial statements (unaudited).

EL POLLO LOCO HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(Amounts in thousands)

	Thirteen Weeks Ended
	March 26, 2014	March 27, 2013
Revenue
Company-operated restaurant revenue	$76,213	$72,069
Franchise revenue	5,214	4,926
Total revenue	81,427	76,995
Cost of operations
Food and paper cost	24,023	22,696
Labor and related expenses	19,313	19,070
Occupancy and other operating expenses	16,044	15,524
Company restaurant expenses	59,380	57,290
General and administrative expenses	6,630	6,193
Franchise expenses	983	969
Depreciation and amortization	2,595	2,404
Loss on disposal of assets	276	190
Asset impairment and closed store reserves	53	65
Total expenses	69,917	67,111
Income from operations	11,510	9,884
Interest expense, net	5,623	9,780
Income before provision for income taxes	5,887	104
Provision for income taxes	(417)	(164)
Net income (loss)	$5,470	$(60)
Net income (loss) per share
Basic	$0.19	$(0.00)
Diluted	$0.18	$(0.00)
Weighted average shares used in computing net income (loss) per share
Basic	28,712,622	28,712,622
Diluted	30,246,332	28,712,622

See notes to condensed consolidated financial statements (unaudited).

EL POLLO LOCO HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Amounts in thousands)

	Thirteen Weeks Ended
	March 26, 2014	March 27, 2013
Cash flows from operating activities:
Net income (loss)	$5,470	$(60)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,595	2,404
Stock-based compensation	169	85
Interest accretion	93	1,607
Loss on disposal of assets	276	190
Impairment of property and equipment	10	13
Closed store reserve	43	52
Amortization of deferred financing costs	389	530
Amortization of favorable and unfavorable leases, net	(55)	(55)
Deferred income taxes, net	417	137
Changes in operating assets and liabilities:
Accounts and other receivables -net	430	(1,877)
Inventories	82	70
Prepaid expenses and other current assets	(4)	(853)
Income taxes payable	—	27
Other assets	31	35
Accounts payable	(323)	1,954
Accrued salaries and vacation	(2,877)	(2,606)
Accrued insurance	192	246
Other accrued expenses and liabilities	644	(4,975)
Net cash flows provided by (used in) operating activities	7,582	(3,076)
Cash flows from investing activities:
Purchase of property and equipment	(3,661)	(3,324)
Net cash flows used in investing activities	(3,661)	(3,324)
Cash flows from financing activities:
Payment on senior secured loan	(475)	(425)
Payment of obligations under capital leases	(64)	(54)
Net cash flows used in financing activities	(539)	(479)
Increase (decrease) in cash and cash equivalents	3,382	(6,879)
Cash and cash equivalents, beginning of period	17,015	21,487
Cash and cash equivalents, end of period	$20,397	$14,608
Supplemental cash flow information
Cash paid during the period for interest	$5,003	$12,226
Cash paid during the period for income taxes, net	$—	$—
Unpaid purchases of property and equipment	$1,229	$611

See notes to the condensed consolidated financial statements (unaudited).

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

El Pollo Loco Holdings, Inc. (“Holdings”) is a Delaware corporation headquartered in Costa Mesa, California. Holdings and its direct and indirect subsidiaries are collectively known as the “Company”. All intercompany balances and transactions are eliminated in consolidation. The Company’s activities are conducted principally through its indirect subsidiary, El Pollo Loco, Inc. (“EPL”), which develops, franchises, licenses and operates quick-service restaurants under the name El Pollo Loco® and operates under one business segment. At March 26, 2014, the Company operated 168 and franchised 233 El Pollo Loco restaurants.

The accompanying interim unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States (“U.S. GAAP”) for complete financial statements. In the opinion of the Company, all adjustments considered necessary for the fair presentation of the Company’s results of operations, financial position and cash flows for the periods presented have been included and are of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 25, 2013 included in this prospectus.

The Company uses a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Every six or seven years a 53-week fiscal year occurs. Fiscal 2013, which ended on December 25, 2013, was a 52-week year. Fiscal 2014, which will end December 31, 2014, is a 53-week year.

Liquidity

The Company’s principal liquidity requirements are to service its debt and meet capital expenditure needs. At March 26, 2014, the Company’s total debt was $288.8 million. The Company’s ability to make payments on its indebtedness and to fund planned capital expenditures will depend on available cash and its ability to generate adequate cash flows in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Company’s control. Based on current operations, the Company believes that its cash flow from operations, available cash of $20.4 million at March 26, 2014 and available borrowings under the credit facility (which availability was approximately $7.7 million at March 26, 2014), will be adequate to meet the Company’s liquidity needs for the next 12 months.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the period reported. Actual results could materially differ from those estimates. The Company’s significant estimates include estimates for impairment of goodwill, intangible assets and plant and equipment, insurance reserves, lease termination liabilities, stock-based compensation, and income tax valuation allowances.

Concentration of Risk

The Company had two suppliers for which amounts due at March 26, 2014 and December 25, 2013 totaled 46% and 45% and 12% and 11%, respectively, of the Company’s accounts payable. Purchases from the same suppliers accounted for the majority of the Company’s purchases for the periods ended March 26, 2014 and March 27, 2013. Company-operated and franchised restaurants in the greater Los Angeles area generated, in the aggregate, approximately 80% of revenue for the thirteen week periods ended March 26, 2014 and March 27, 2013.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Holdings and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Goodwill and indefinite lived assets

The Company’s indefinite lived intangible assets consist of trademarks. Goodwill represents the excess of cost over fair value of net identified assets acquired in business combinations accounted for under the purchase method. The Company does not amortize its goodwill and indefinite lived intangible assets.

Upon the sale of a restaurant, goodwill is decremented. The amount of goodwill written-off is determined based on the relative fair value of the reporting unit disposed of as a percentage of the fair value of the reporting unit retained.

The Company performs its impairment test annually at its fiscal year end, or more frequently if impairment indicators arise.

The Company reviews goodwill for impairment utilizing either a qualitative assessment or a two-step process. If the Company decides that it is appropriate to perform a qualitative assessment and concludes that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If the Company performs the two-step process, the first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of goodwill is greater than the implied value, an impairment charge is recognized for the difference.

The Company performs annual impairment reviews during the fourth fiscal quarter of each year or earlier if indicators of potential impairment exist. The impairment test for indefinite lived intangible assets consists of either a qualitative assessment or a comparison of the fair value of the intangible asset with its carrying amount. The excess of the carrying amount of the intangible asset over its fair value is its impairment loss.

The Company did not identify any indicators of potential impairment during the first quarter of fiscal 2014 and therefore no impairment review was performed.

Income Taxes

The provision for income taxes, income taxes payable and deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. On a periodic basis, the Company assesses the probability that its net deferred tax assets, if any, will be recovered. If after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the net deferred tax assets will not be recovered, a valuation allowance is provided by a charge to tax expense to reserve the portion of the deferred tax assets which are not expected to be realized.

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position the Company takes has to have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

likelihood of more than 50 percent. Otherwise, the Company may not recognize any of the potential tax benefit associated with the position. The Company recognizes a benefit for a tax position that meets the “more likely than not” criterion at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution. Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties at March 26, 2014 and December 25, 2013, respectively, and has not recognized interest and/or penalties during the thirteen week periods ended March 26, 2014 and March 27, 2013, respectively, since there are no material unrecognized tax benefits. Management believes no material change to the amount of unrecognized tax benefits will occur within in the next 12 months.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), to require that in certain cases, an unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward when such items exist in the same taxing jurisdiction. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not believe the adoption of this standard will have a significant impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The core principle of ASU 2014-09 is built on the contract between a vendor and a customer for the provision of goods and services, and attempts to depict the exchange of rights and obligations between the parties in the pattern of revenue recognition based on the consideration to which the vendor is entitled. To accomplish this objective, the standard requires five basic steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, (v) recognize revenue when (or as) the entity satisfies a performance obligation. Public entities will apply the new standard for annual periods beginning after December 15, 2016, including interim periods therein. Three basic transition methods are available — full retrospective, retrospective with certain practical expedients, and a cumulative effect approach. Under the third alternative, an entity would apply the new revenue standard only to contracts that are incomplete under legacy U.S. GAAP at the date of initial application (e.g. January 1, 2017) and recognize the cumulative effect of the new standard as an adjustment to the opening balance of retained earnings. That is, prior years would not be restated and additional disclosures would be required to enable users of the financial statements to understand the impact of adopting the new standard in the current year compared to prior years that are presented under legacy U.S. GAAP. Early adoption is prohibited. The Company has not yet analyzed the impact of this accounting standard on its consolidated financial statements.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. PROPERTY AND EQUIPMENT

The costs and related accumulated depreciation and amortization of major classes of property are as follows (in thousands):

	March 26, 2014	December 25, 2013
Land	$13,186	$13,186
Buildings and improvements	79,446	78,181
Other property and equipment	46,548	46,079
Construction in progress	2,843	815
	142,023	138,261
Less: accumulated depreciation and amortization	(71,319)	(69,620)
	$70,703	$68,641

Depreciation expense was $2.6 million and $2.4 million for the thirteen week periods ended March 26, 2014 and March 27, 2013, respectively. Gross value of assets under capital leases was $1,884,000 at March 26, 2014 and December 25, 2013. Accumulated depreciation expense for assets under capital leases was $1,717,000 and $1,703,000 for the periods ended March 26, 2014 and December 25, 2013, respectively. For the thirteen week periods ended March 26, 2014, capital expenditures totaled $3.7 million, which consisted of $2.0 million for restaurant remodeling and $0.8 million for new restaurant expenditures.

3. STOCK-BASED COMPENSATION

As of March 26, 2014, options to purchase 3,338,096 shares of common stock of the Company were outstanding, including 1,709,748 options that are fully vested. The remaining options vest over time, or upon the Company’s attaining annual financial goals. However, upon the occurrence of an initial public offering or a change in control of the Company, the vesting may be accelerated as deemed appropriate at the sole discretion of the board. As of March 26, 2014, 2,062,448 premium options remain outstanding. There were no changes in stock options for the thirteen weeks ended March 26, 2014 from December 25, 2013.

As of March 26, 2014, there was total unrecognized compensation expense of $0.7 million related to unvested stock options, which the Company expects to recognize over a weighted-average period of 1.5 years.

4. NEW CREDIT AGREEMENTS

On October 11, 2013 (the “Closing Date”) the Company refinanced its debt, with EPL entering into (i) a new first lien credit agreement (“First Lien Credit Agreement”) that includes a $190 million Senior Secured Term Loan (“First Lien Term Loan”) and a senior secured revolving credit facility of $15 million (“Revolver”) that, in each case, matures in October, 2018, and (ii) a new second lien credit agreement (“Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Credit Agreements”) that includes a $100 million Second Lien Term Loan (“Second Lien Term Loan”) and together with the First Lien Term Loan, (the “Term Loans”) that matures in April 2019. The proceeds received from the Term Loans on the Closing Date plus $14.4 million funded by the Company were used to pay off the senior secured first lien credit facility due July 2017 and 17% second priority senior secured notes due January 2018 (collectively, the “Prior Credit Agreements”) and to pay fees and expenses in connection therewith.

Loans under the First Lien Credit Agreement bear interest, at an Alternate Base Rate or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin rate under the First Lien Credit Agreement is 4.25% with respect to LIBOR loans and 3.25% with respect to Alternate Base Rate loans with a 1.00% floor with respect to the LIBOR rate. The First Lien Term Loan was issued at a discount of $950,000, and this discount is being accreted over the term of the loan, using the effective interest method. The unamortized discount at March 26, 2014 is $863,000. The First Lien Term Loan requires quarterly principal payments of 0.25% be made commencing March 26, 2014. Obligations under the First Lien Credit Agreement are secured by a first priority lien on substantially all of EPL’s and Intermediate’s assets.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

The Revolver provides for a $15 million revolving line of credit. At March 26, 2014, $7.3 million of letters of credit are outstanding and $7.7 million is available to borrow under the revolving line of credit.

Loans under the Second Lien Credit Agreements bear interest, at an Alternate Base Rate or LIBOR, at EPL’s option, plus an applicable margin. The applicable margin rate under the Second Lien Credit Agreement is 8.50% with respect to LIBOR loans and 7.50% with respect to Alternate Base Rate loans with a 1.00% floor with respect to the LIBOR rate. The Second Lien Term Loan was issued at a discount of $1.0 million, and this discount is being accreted over the term of the loan, using the effective interest method. The unamortized discount at March 26, 2014 is $917,000. The Second Lien Term Loan and the related guarantees are secured by a second-priority lien on substantially all of the assets and equity interests of EPL and Intermediate, subject to certain exceptions, which will also secure the First Lien Term Loan on a first-priority basis.

The Credit Agreements contain a number of negative and financial covenants, including, among others, the following (all subject to certain exceptions): a maximum total leverage ratio covenant, a minimum interest coverage ratio covenant, a maximum capital expenditure covenant, and limitations on indebtedness, liens, investments, asset sales, mergers, consolidations, liquidations and dissolutions, restricted payments and negative pledges. The Credit Agreement also contains certain customary affirmative covenants and events of default. The Company was in compliance with all such covenants at March 26, 2014.

5. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities consist of the following (in thousands):

	March 26, 2014	December 25, 2013
Accrued sales and property taxes	$3,960	$3,190
Other	4,631	4,635
Total other accrued expenses and current liabilities	$8,591	$7,825

6. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	March 26, 2014	December 25, 2013
Deferred rent	$6,717	$6,648
Other	1,434	1,396
Total noncurrent liabilities	$8,151	$8,044

7. COMMITMENTS AND CONTINGENCIES

Legal Matters

On or about February 24, 2014, a former employee filed a class action in the Superior Court of the State of California, County of Orange, against EPL on behalf of all putative class members (all hourly employees from 2010 to the present) alleging certain violations of California labor laws, including failure to pay overtime compensation, failure to provide meal periods and rest breaks and failure to provide itemized wage statements. The putative lead plaintiff’s requested remedies include compensatory and punitive damages, injunctive relief, disgorgement of profits and reasonable attorneys’ fees and costs. No specific amount of damages sought was specified in the complaint. We were served with the complaint on March 3, 2014. While we intend to vigorously defend against this action, including its class certification, the ultimate outcome of the case is presently not determinable as it is in a preliminary phase. Thus, we cannot at this time determine the likelihood of an adverse judgment nor a likely range of damages in the event of an adverse judgment. Any settlement of or judgment with a negative outcome arising from such lawsuit could have an adverse material impact.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

The Company is involved in various claims and legal actions that arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s financial position, results of operations, liquidity and capital resources. A significant increase in the number of claims or an increase in amounts owing under successful claims could materially adversely affect the Company’s business, financial condition, results of operations and cash flows.

Purchasing Commitments

The Company has long-term beverage supply agreements with certain major beverage vendors. Pursuant to the terms of these arrangements, marketing rebates are provided to the Company and its franchisees from the beverage vendors based upon the dollar volume of purchases for system-wide restaurants which will vary according to their demand for beverage syrup and fluctuations in the market rates for beverage syrup. These contracts have terms extending into 2017 with an estimated Company obligation totaling $23.0 million.

We have two supplier contracts for our chicken which terminate in December 2014 and January 2015. The company entered these agreements in December 2013 at costs comparable to the terminated contracts. At March 26, 2014 our total commitment to purchase chicken was approximately $23.4 million.

Contingent Lease Obligations

As a result of assigning our interest in obligations under real estate leases in connection with the sale of Company-operated restaurants to some of the Company’s franchisees, the Company is contingently liable on two lease agreements. These leases have various terms, the latest of which expires in 2015. As of March 26, 2014, the potential amount of undiscounted payments the Company could be required to make in the event of non-payment by the primary lessee was $123,000. The present value of these potential payments discounted at the Company’s estimated pre-tax cost of debt at March 26, 2014 was $108,000. The Company’s franchisees are primarily liable on the leases. The Company has cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the leases. The Company believes these cross-default provisions reduce the risk that payments will be required to be made under these leases. Accordingly, no liability has been recorded in the Company’s consolidated financial statements related to these guarantees.

Employment Agreements

The Company has employment agreements with four of the officers of the Company on an at will basis. These agreements provide for minimum salary levels, possible annual adjustments for cost-of-living changes, and incentive bonuses that are payable under certain business conditions.

Indemnification Agreements

The Company has entered into indemnification agreements with each of the current directors and executive officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Company and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also intends to enter into indemnification agreements with our future directors and executive officers.

8. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated using the weighted average shares of common stock outstanding during the thirteen weeks ended March 26, 2014 and March 27, 2013. Diluted net income (loss) per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during the period, using the treasury stock method.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except for per share data):

For the Thirteen Weeks Ended	March 26, 2014	March 27, 2013
Numerator:
Net income (loss)	$5,470	$(60)
Denominator:
Weighted average shares outstanding - basic	28,712,622	28,712,622
Weighted average shares outstanding - diluted	30,246,332	28,712,622
Net income (loss) per share - basic	$0.19	$(0.00)
Net income (loss) per share - diluted	$0.18	$(0.00)
Anti-dilutive securities not considered in diluted EPS Calculation	218,369	3,434,439

The following table sets forth the reconciliation of the shares used in the computation of basic and diluted net income (loss) per share:

	March 26, 2014	March 27, 2013
Weighted average shares outstanding - basic	28,712,622	28,712,622
Dilutive effect of stock options	1,533,710	—
Weighted average shares outstanding - diluted	30,246,332	28,712,622

9. RELATED PARTY TRANSACTIONS

Trimaran Capital LLC (“Trimaran”) and Freeman Spogli & Co. (“Freeman Spogli”) indirectly beneficially own shares sufficient for majority control over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of the Company’s assets and other decisions affecting the Company’s capital structure; amendments to the Company’s certificate of incorporation or bylaws; and the Company’s winding up and dissolution. Furthermore, pursuant to the limited liability company operating agreement of LLC, investment funds managed by Trimaran and Freeman Spogli will have the right to instruct LLC to appoint certain members of the board of directors and board committees of the Company, subject to certain conditions. Specifically, provided LLC owns a majority of the Company’s common stock, Freeman Spogli will be able to appoint one member of the board of directors for so long as they hold 5% of the outstanding membership interests of LLC and Trimaran will be able to appoint the remaining members of the board of directors.

On November 18, 2005, the Company entered into a Monitoring and Management Services Agreement (the “Agreement”) with Trimaran Fund Management, LLC (“Fund Management”), an affiliate of the majority owner of the Company and of certain directors, which provides for annual fees of $500,000 and reasonable expenses. This Agreement was amended on December 26, 2007 to add an affiliate of FS Equity Partners V, L.P., FS Affiliates V, L.P. (minority shareholders of the Company) as a party to the Agreement. Such party shares in the fees payable under the Agreement. During the thirteen weeks ended March 26, 2014 and March 27, 2013, $158,000 and $155,000, respectively, were paid pursuant to this Agreement. These amounts are included in general and administrative expenses in the accompanying condensed consolidated statements of operations.

10. SUBSEQUENT EVENTS

On April 22, 2014, CAC, its wholly owned subsidiary, Chicken Subsidiary Corp (“CSC”) and CSC’s wholly owned subsidiary, the former El Pollo Loco Holdings, Inc. (“Old Holdings”) entered into the following reorganization transactions: (i) Old Holdings merged with and into CSC with CSC continuing as the surviving corporation; (ii) CSC merged with and into CAC with CAC continuing as the surviving corporation and (iii) CAC renamed itself El Pollo Loco Holdings, Inc.

EL POLLO LOCO HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

11. STOCK SPLIT AND AUTHORIZATION OF ADDITIONAL SHARES

On July 14, 2014, the Company amended its certificate of incorporation to increase the number of shares the Company is authorized to issue to 200,000,000 shares of common stock, par value $0.01 per share. The amendment of the certificate of incorporation effected an internal recapitalization pursuant to which the Company effected an 8.56381-for-1 stock split on its outstanding common stock.

Accordingly, all common share and per share amounts in these condensed consolidated financial statements and the notes thereto have been adjusted to reflect the 8.56381-for-1 stock split as though it had occurred at the beginning of the initial period presented.

El Pollo Loco
El Pollo Loco

El Pollo Loco®
FIRE-GRILLED CHICKEN
& MEXICAN ENTREES

El Pollo Loco
FIRE-GRILLED CHICKEN
& MEXICAN ENTREES